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As filed with the Securities and Exchange Commission on June 20, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-80

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TERANGA GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English (if applicable))

Canada	1040	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(IRS Employer Identification Number (if applicable))

121 King Street West, Suite 2600, Toronto, Ontario, Canada M5H 3T9, Tel: 416-594-0000

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware  19711

Tel: 302-738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

Mark L. Mandel, Esq.	Donald Belovich, Esq.
Milbank, Tweed, Hadley & McCloy LLP	Stikeman Elliott LLP
One Chase Manhattan Plaza	5300 Commerce Court West, 199 Bay Street
New York, NY 10005	Toronto, ON, Canada M5L 1B9
212-530-5000	416-869-5500

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE*

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Shares	31,682,666	US$0.28	US$15,295,080.42	US$2,086.25

(1)         Represents the maximum number of common shares (“Teranga Shares”) of Teranga Gold Corporation (“Teranga”) that may be issued in the United States pursuant to the transaction described herein, which is determined by the product of (a) 54,625,287, which represents an amount of common shares (“Oromin Shares”) of Oromin Explorations Ltd. (“Oromin”) that is less than 40 percent of the 136,563,218 issued and outstanding Oromin Shares as reported by Oromin in its Form 6-K filed with the U.S. Securities and Exchange Commission on March 5, 2013, multiplied by (b) 0.582, which represents the number of Teranga Shares to be exchanged for each Oromin Share pursuant to the transactions described herein.

(2)         Estimated solely for purposes of calculating the amount of the filing fee.  In accordance with Rule 457 of the Securities Act of 1933, as amended, and the General Instructions to Form F-80, the registration fee is determined by the product of (a) an amount determined by the product of (i) the market value of an Oromin Share to be received by Teranga or cancelled in the transaction described herein, which is calculated as US$0.28 (Cdn$0.2852) based upon the average of the high and low prices as reported on the Over the Counter Bulletin Board as of June 19, 2013 (a date within five business days prior to the date of the filing of this registration statement), multiplied by (ii) 54,625,287 Oromin Shares in the aggregate to be received by Teranga or cancelled in the transaction described herein, multiplied by (b) 0.0001364.  The United States dollar value was calculated at Cdn$1.0000 = US$0.9816, which was the Bank of Canada’s noon exchange rate on June 19, 2013.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.                   Home Jurisdiction Documents

Offer to Purchase and Circular

Letter of Acceptance and Transmittal

Notice of Guaranteed Delivery

Item 2.                   Informational Legends

See “NOTICE TO OROMIN SHAREHOLDERS IN THE UNITED STATES” in the Offer to Purchase and Circular.

Item 3.                   Incorporation Of Certain Information By References

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular.   As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Investor & Stakeholder Relations of Teranga Gold Corporation, 121 King Street West, Suite 2600 Toronto, ON, Canada M5H 3T9 at +1 416-594-0000.

Item 4.                   List Of Documents Filed With The Commission

See “Documents Filed With the SEC” in the Offer to Purchase and Circular.

2

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, Teranga or its agents may, in their sole discretion, take such action as it may deem necessary to extend the offer to shareholders in any such jurisdiction.

June 19, 2013

OFFER TO PURCHASE

all of the outstanding common shares (together with associated rights issued under the shareholder rights plan)

of

OROMIN EXPLORATIONS LTD.
not already held by Teranga Gold Corporation ("Teranga") and its affiliates for consideration of 0.582 of a common share of Teranga
for each common share of Oromin Explorations Ltd. ("Oromin")

Teranga hereby offers (the "Offer") to purchase, for consideration of 0.582 of a common share of Teranga ("Teranga Shares") for each common share of Oromin, on and subject to the terms and conditions of the Offer, all of the outstanding common shares of Oromin, other than the common shares of Oromin owned, directly or indirectly, by Teranga and its affiliates, and including any common shares of Oromin that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined herein) upon the exercise, conversion or exchange of any Convertible Securities (as defined herein) together with the associated rights (the "SRP Rights") issued under the Shareholder Rights Plan (as defined herein) (collectively, the "Oromin Shares").

The Offer is open for acceptance until 9:00 p.m. (Toronto Time) on
July 30, 2013 (the "Expiry Time"), unless the Offer is extended or withdrawn.

The Depositary & Information Agent for the Offer is:

If you have any questions or need any assistance in depositing your Oromin Shares in Canada, please contact Kingsdale at:
Toll Free (North America): 1-866-229-8651
Outside North America Call Collect: 1-416-867-2272
Email: contactus@kingsdaleshareholder.com	The Dealer Manager for the Offer is: Toll Free: 1-800-461-2275 Email: ssmoroz@cormark.com

Teranga Shares are listed on the Toronto Stock Exchange (the "TSX") and in the form of CHESS Depository Interests on the Australian Securities Exchange (the "ASX"), in each case under the symbol "TGZ". The Oromin Shares are listed on the TSX under the symbol "OLE" and on the Over the Counter Bulletin Board ("OTC/BB") under the symbol "OLEPF". Teranga has applied to list on the TSX the Teranga Shares that are issuable to Shareholders in connection with the Offer.

The Offer represents a premium of approximately (i) 50% to the 20-trading day VWAP (as defined herein) of the Oromin Shares for the period ending May 31, 2013 (based on the 20-trading day VWAP of the Teranga Shares on the TSX for the same period), and (ii) 68.7% to the closing price of the Oromin Shares on the TSX on May 31, 2013, which was the last trading day prior to Teranga's announcement of its intention to make the Offer.

Notwithstanding any other provision of the Offer, but subject to applicable Laws, Teranga reserves the right to withdraw or extend the Offer, and shall not be required to take up and pay for any Deposited Oromin Shares, unless all of the conditions of the Offer contained in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or, where permitted, waived (at the sole discretion of Teranga) at or prior to the Expiry Time. The Offer is conditional upon, among other things: (i) there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Oromin Shares which are necessary to constitute: (x) at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis), including Oromin Shares held by Teranga and its affiliates; and (y) a "majority of the minority" in the context of a Subsequent Acquisition Transaction (as defined herein) to be voted upon under MI 61-101 (as defined herein); (ii) the approval of a majority of the votes cast by holders of Teranga Shares, in respect of the issuance of the Teranga Shares in connection with the Offer, on the terms and subject to the conditions described herein, at a duly called meeting of such holders which has been called for July 18, 2013, and any postponement or adjournment thereto; (iii) Teranga having determined in its sole judgment that (a) there shall not exist and shall not have occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer that might constitute or that might result in a Material Adverse Effect (as defined herein); (b) the Shareholder Rights Plan (and any other shareholder rights plan adopted by Oromin) does not and will not adversely affect the Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Oromin Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and (c) all governmental or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other securities regulatory authorities) shall have been obtained or concluded on terms and conditions satisfactory to Teranga. See Section 4 of the Offer to Purchase, "Conditions of the Offer". Subject to applicable Laws (as defined herein), Teranga reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Oromin Shares (as defined herein) unless each of the conditions of the Offer is satisfied or, where permitted, waived by Teranga (at its sole discretion) at or prior to the Expiry Time.

Each holder of Oromin Shares (a "Shareholder") who wishes to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Oromin Shares and all other required documents, at the Toronto office of Kingsdale Shareholder Services Inc. (the "Depositary") in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Oromin Shares set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Acceptance by Book-Entry Transfer", or (ii) follow the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery" by using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof.

Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Oromin Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Depositary and Information Agent for the Offer, whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators' website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Teranga, the Information Agent or the Depositary.

This document does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Oromin Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Teranga or its agents may, in their sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

(ii)

 NOTICE TO OROMIN SHAREHOLDERS IN THE UNITED STATES

        The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with IFRS, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Teranga has filed with the SEC a Registration Statement on Form F-80, a tender offer statement on Schedule 14D-1F and other documents and information, and will mail this Offer to Purchase and Circular to Shareholders concerning the Offer and the proposed combination or acquisition of Oromin. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE 14D-1F, AND THE OFFER TO PURCHASE AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS MAY OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV. IN ADDITION, THE DOCUMENTS FILED WITH THE SEC BY TERANGA CAN BE OBTAINED FREE OF CHARGE BY DIRECTING SUCH REQUEST TO TERANGA'S INFORMATION AGENT, OR AT TERANGA'S WEBSITE AT WWW.TERANGAGOLD.COM.

        Shareholders in the United States should be aware that the disposition of their Oromin Shares and the acquisition of Teranga Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Teranga exists under the CBCA, that Oromin exists under the BCBCA, and that some or all of their respective officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Teranga and Oromin and said persons may be located outside the United States.

        THE SECURITIES OFFERED PURSUANT TO THE OFFER TO PURCHASE AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Oromin Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. Teranga or its agents may, in their sole discretion, take such action as they may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, Teranga or its agents may elect not to complete such action in any given instance. Accordingly, Teranga cannot at this time assure holders of Oromin Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

        Shareholders should be aware that, during the period of the Offer, Teranga or its affiliates, directly or indirectly, may bid for or make purchases of Teranga Shares or Oromin Shares, or certain related securities, as permitted by applicable laws or regulations of the United States, Canada or its provinces or territories.

(iii)

        The Offer to Purchase and Circular and certain of the information incorporated by reference into the Offer to Purchase and Circular have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserves", "probable reserves", "proven reserves", "inferred resources", "indicated resources", "measured resources" and "mineral resources" used or incorporated by reference in the Offer to Purchase and Circular are, unless otherwise stated, Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves ("CIM"). CIM standards differ significantly from standards in the United States. While the terms "mineral resource", "measured resources", "indicated resources", and "inferred resources" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in the Offer to Purchase and Circular may not be comparable to similar information made public by United States companies.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

        The Offer is made only for the Oromin Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Oromin Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Oromin Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner for Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer to Purchase.

        The tax consequences to holders of Convertible Securities of converting, exchanging or exercising such Convertible Securities are not described in either Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations", or in Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations". Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to convert, exchange or exercise such Convertible Securities.

 STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        Certain information contained in the accompanying Circular under Section 6, "Reasons to Accept the Offer", Section 7, "Purpose of the Offer and Teranga's Plans for Oromin" and Section 12, "Acquisition of Oromin Shares Not Deposited", in addition to certain information contained elsewhere in this Offer to Purchase and Circular, contain forward-looking statements, which may include future-oriented financial information, and are prospective in nature. Forward-looking statements, which may include future-oriented financial information, are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements, which may include future-oriented financial information, are based on assumptions made by Teranga in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Teranga believes are appropriate in the circumstances, including their expectations of timing and the terms and benefits of the Offer, as well as the expected outcome of the Bendon Litigation (as defined herein), and such assumptions involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teranga to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the

(iv)

expectations of Teranga include, among other things: dependence on the Sabodala gold mine for substantially all of Teranga's operating revenue and cash flows; dependence of financial performance on the price of gold; ability to meet key production and cost estimates; technical operational risks of an operating gold mine; changes in the supply or cost of energy, commodities or other key inputs; fluctuations in stock exchange prices; dependence on key management and qualified operating personnel; inherent dangers and risks of mining; speculative and uncertain nature of mining; illegal mining and related delays, disputes and liability; ability to obtain additional external financing on commercially acceptable terms; ability to continually replace and expand Teranga's reserves and resources; changes in taxation laws, regulations or enforcement; legal proceedings; adequacy of insurance; fluctuations in foreign currency exchange rates; renewal of the Sabodala Mining License in 2022; licensing, permitting and approvals and other regulatory requirements of operating in Senegal; environmental laws and regulations; land reclamation costs; risks associated with joint ventures; challenges to mineral rights or surface rights; ability to identify or complete desirable acquisitions, investments or divestitures, and subsequently integrating such business or asset; political, economic and other risks in Senegal; international disputes and litigation; uncertainties in the interpretation and application of laws and regulations in Senegal; ability to repatriate funds from Senegal or any other foreign country; current global financial conditions and volatility; conflicts of interest; ability to compete successfully with other mining companies; consequences of a mine closure; outbreak of any severe communicable disease in Senegal; compliance with ASX listing rules and corporate law; government approvals; the Bendon Litigation and co-operation of Bendon (as defined herein) and Badr (as defined herein) with respect to OJVG. Such forward-looking statements, which may include future-oriented financial information, should therefore be construed in light of such factors. These factors are not intended to represent a complete list of the general or specific factors that could affect Teranga. Additional factors may be noted elsewhere in this Offer to Purchase and Circular and in any documents incorporated by reference into this Offer to Purchase and Circular. Readers are cautioned not to put undue reliance on forward-looking statements or future-oriented financial information. Teranga disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws.

        Forward-looking information and other information contained herein concerning mineral exploration and management's general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties and industry data is subject to change based on various factors.

        In addition, please note that statements relating to "reserves" or "resources" are deemed to be forward-looking information as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.

        Neither Teranga nor its directors or officers has verified the accuracy or completeness of information or statements contained herein which are made by or derived from third-party sources. Such third-party sources may have failed to identify events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. Teranga has no means of verifying the accuracy or completeness of such information or statements made by or derived from third-party sources or whether there has been any failure by such sources to identify events that may have occurred or may affect the significance or accuracy of any information or statements.

QUALIFIED PERSONS AND COMPETENT PERSONS STATEMENT

        The technical information contained in this Offer to Purchase and Circular that relates to exploration results, mineral resources or ore reserves of Oromin is based on information compiled by Mr. Paul Chawrun P. Eng, using existing publicly available information provided by Oromin, including the NI 43-101 technical report entitled OJVG Golouma Gold Project Updated Feasibility Study Technical Report, March 15, 2013, prepared for OJVG and publicly available on SEDAR. Mr. Chawrun is a Member of the Professional Engineers Ontario,

(v)

which is currently included as a "Recognised Overseas Professional Organization" in a list promulgated by the ASX from time to time.

        Mr. Chawrun is a full-time employee of Teranga and is not "independent" within the meaning of NI 43-101. Mr. Chawrun has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" and is a "Qualified Person" under NI 43-101. Mr. Chawrun consents to the inclusion in this Offer to Purchase and Circular of the matters based on his compiled information in the form and context in which it appears.

        Oromin's disclosure of mineral reserve and mineral resource information is governed by NI 43-101 under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM (as defined herein). CIM definitions of the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource", are substantially similar to the JORC Code corresponding definitions of the terms "ore reserve", "proved ore reserve", "probable ore reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource", respectively. Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the CIM definitions applicable under NI 43-101. There can be no assurance that those portions of mineral resources that are not mineral reserves will ultimately be converted into mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

        The technical information contained in, or incorporated by reference in, this Offer to Purchase and Circular that relates to mineral resources of Teranga is based on information compiled by Ms. Patti Nakai-Lajoie, who is a Member of the Association of Professional Geoscientists of Ontario, which is currently included as a "Recognised Overseas Professional Organization" in a list promulgated by the ASX from time to time. Ms. Nakai-Lajoie is full-time employee of Teranga and is not "independent" within the meaning of NI 43-101. Ms. Nakai-Lajoie has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" and is a "Qualified Person" under NI 43-101. Ms. Nakai-Lajoie consents to the inclusion in this Offer to Purchase and Circular of the matters based on her information in the form and context in which it appears.

        The technical information contained in, or incorporated by reference in, this Offer to Purchase and Circular that relates to mineral reserves of Teranga is based on information compiled by Julia Martin, P.Eng., who is a Member of the Professional Engineers Ontario as well as a Member and Chartered Professional (Mining) of The Australasian Institute of Mining and Metallurgy. Ms. Martin is a full-time employee with AMC Mining Consultants (Canada) Ltd. and is "independent" within the meaning of NI 43-101. Ms. Martin has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" and is a "Qualified Person" under NI 43-101. Ms. Martin consents to the inclusion in this Offer to Purchase and Circular of the matters based on her information in the form and context in which it appears.

        The technical information contained in, or incorporated by reference in, this Offer to Purchase and Circular that relates to exploration results of Teranga is based on information compiled by Mr. Martin Pawlitschek, who is a Member of the Australian Institute of Geoscientists. Mr. Pawlitschek is a consultant of Teranga and is not "independent" within the meaning of NI 43-101. Mr. Pawlitschek has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" and is a "Qualified Person" under NI 43-101. Mr. Pawlitschek consents to the inclusion in this Offer to Purchase and Circular of the matters based on his information in the form and context in which it appears.

(vi)

 CURRENCY AND EXCHANGE RATES

        In the Offer to Purchase and Circular, all references to (i) "$" or "dollars" refer to Canadian dollars, (ii) "US$" refer to U.S. dollars and (iii) "AUS$" refer to Australian dollars.

        The Bank of Canada noon rates of exchange on the following dates were:

Date	U.S. Dollars	Australian Dollars
June 18, 2013	$1.00 = US$0.98	$1.00 = AUS$1.03
May 31, 2013	$1.00 = US$0.97	$1.00 = AUS$1.01
March 28, 2013	$1.00 = US$0.98	$1.00 = AUS$0.94
December 31, 2012	$1.00 = US$1.01	$1.00 = AUS$0.97

ABBREVIATIONS

        In the Offer to Purchase and Circular, unless otherwise specified or the subject matter or context is inconsistent therewith, the following abbreviations shall have the meanings set out below.

Metals
Au	Gold
Metrics
g	gram
g/t	grams per tonne
km	kilometre
km2	square kilometre
m	metre
mm	millimetre
Moz	million ounces (Troy)
Mt	million tonnes
Mtpa	million tonnes per annum
Oz	troy ounce (31.1 grams)
ppb	parts per billion
t	tonne

NON-IFRS FINANCIAL MEASURES

        In this Offer to Purchase and Circular and certain information incorporated by reference in this Offer to Purchase and Circular, including the management's discussion and analysis of financial condition and results of operations of Teranga for the three month period ended March 31, 2013, and for the year ended December 31, 2012, Teranga provides some measures that are not recognized under IFRS as supplementary information that management believes may be useful to investors to explain Teranga's financial results.

  •
  "Average realized price" is a financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold and silver sales. Average realized price excludes from revenues unrealized gains and losses on non-hedge derivative contracts. The average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

  •
  "Total cash cost per ounce sold" is a common financial performance measure in the gold mining industry but has no standard meaning under IFRS. Teranga reports total cash costs on a sales basis. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate Teranga's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for

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    measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations.

  (
  ) Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is considered the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measure of other companies.

  •
  "Total depreciation and amortization per ounce sold" is a common financial performance measure in the gold mining industry but has no standard meaning under IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Total depreciation and amortization per ounce sold is calculated as total depreciation and amortization expense, including non-cash inventory movements, divided by total gold ounces sold. The calculation and presentation of this performance measure is not required by applicable Laws and thus may not be comparable to other similarly titled measures of other companies

INFORMATION CONCERNING OROMIN

        Except as otherwise indicated, the information concerning Oromin contained in this Offer to Purchase and Circular has been taken from and is based solely upon Oromin's public disclosure on file with the Securities Regulatory Authorities (as defined herein). Oromin has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Oromin contained in this document. Although Teranga has no knowledge that would indicate that any information or statements contained in this document concerning Oromin taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither Teranga nor any of its directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Oromin to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Teranga. Teranga has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Oromin's publicly available documents or records or whether there has been any failure by Oromin to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Oromin is given based on information in Oromin's public disclosure available as of May 31, 2013. All references to the number of Oromin Shares outstanding on a fully diluted basis as at February 28, 2013 in this document are references to estimates of such figures based solely on Oromin's public disclosure.

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(ix)

(x)

 SUMMARY TERM SHEET

        The following summary highlights certain key information with respect to the Offer. The questions and answers below are not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read the entire Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Common Shares. We have included cross-references in this section to certain other sections of the Offer to Purchase and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary.

Who is offering to buy my Common Shares?

        Teranga is a Canadian based gold company committed to responsible mining and sustainable development in the communities in which it operates. Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development, principally in the country of Senegal, West Africa. The Teranga Shares are listed on the TSX and the ASX under the trading symbol "TGZ". Teranga is a reporting issuer or the equivalent in each of the provinces in Canada, other than Québec, and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. See Section 1 of the Circular, "Teranga Gold Corporation".

What would I receive in exchange for my Common Shares?

        Teranga hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the outstanding Oromin Shares, including Oromin Shares which become outstanding on the exercise of outstanding Convertible Securities, together with the SRP Rights, for consideration of 0.582 of a Teranga Share for each Oromin Share.

        The Offer is made only for the Oromin Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Oromin Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Oromin Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner for Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer to Purchase.

        The Offer represents a premium of approximately (i) 50% to the 20-trading day VWAP of the Oromin Shares for the period ending May 31, 2013 (based on the 20-trading day VWAP of the Teranga Shares on the TSX for the same period), and (ii) 68.7% to the closing price of the Oromin Shares on the TSX on May 31, 2013, which was the last trading day prior to Teranga's announcement of its intention to make the Offer. On May 31, 2013, the closing price of the Oromin Shares on the TSX and the OTC/BB were $0.245 and US$0.2496, respectively and the closing price of the Teranga Shares on the TSX and ASX were $0.71 and AUS$0.70.

        The obligation of Teranga to take up and pay for the Oromin Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

        No fractional Teranga Shares will be issued pursuant to the Offer. Instead, the number of Teranga Shares to be issued to each registered Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For all rounding purposes, all Oromin Shares deposited by a registered Shareholder will be aggregated. See Section 1 of the Offer to Purchase, "The Offer".

What are some of the significant conditions to the Offer?

        Notwithstanding any other provision of the Offer, but subject to applicable Laws, Teranga reserves the right to withdraw or extend the Offer, and shall not be required to take up and pay for any Deposited Oromin Shares, unless all of the conditions of the Offer contained in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or, where permitted, waived (at the sole discretion of Teranga) at or prior to the Expiry Time. The Offer is conditional upon, among other things: (i) there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Oromin Shares which are necessary to constitute: (x) at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis), including Oromin Shares held by Teranga and its affiliates; and (y) a "majority of the minority" in the context of a Subsequent Acquisition Transaction to be voted upon under MI 61-101; (ii) the approval of a majority of the votes cast by holders of Teranga Shares, in respect of the issuance of the Teranga Shares in connection with the Offer, on the terms and subject to the conditions described herein, at a duly called meeting of such holders which has been called for July 18, 2013, and any postponement or adjournment thereto; (iii) Teranga having determined in its sole judgment that (a) there shall not exist and shall not have occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer that might constitute or that might result in a Material Adverse Effect; (b) the Shareholder Rights Plan (and any other shareholder rights plan adopted by Oromin) does not and will not adversely affect the Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Oromin Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and (c) all governmental or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other securities regulatory authorities) shall have been obtained or concluded on terms and conditions satisfactory to Teranga. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

        Notwithstanding any other provision of the Offer, but subject to applicable Laws, Teranga reserves the right to withdraw or extend the Offer, and shall not be required to take up and pay for any Deposited Oromin Shares, unless all of the conditions of the Offer contained in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or, where permitted, waived (at the sole discretion of Teranga) at or prior to the Expiry Time.

Why is Teranga making the Offer?

        The purpose of the Offer is to enable Teranga to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Oromin Shares. If Teranga takes up and pays for the Deposited Oromin Shares, Teranga intends, subject to compliance with all applicable Laws, to acquire all of the outstanding Oromin Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 7 of the Circular, "Purpose of the Offer and Teranga's Plans for Oromin", and Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited".

Why should Shareholders accept the Offer?

        There are a number of factors that Shareholders should consider in making a decision regarding the Offer, including that the Offer represents:

  •
  a premium of 50% to the 20-trading day VWAP of the Oromin Shares on the TSX for the period ending May 31, 2013, which was the last trading day prior to Teranga's announcement of its intention to make an offer to acquire Oromin (based on the 20-trading day VWAP of the Teranga Shares on the TSX for the same period);

  •
  a premium of 68.7% to the closing price of the Oromin Shares on the TSX on May 31, 2013, which was the last trading day prior to Teranga's announcement of its intention to make an offer to acquire Oromin, based on the closing price of the Teranga Shares on the TSX on the same date; and

  •
  a combined business with significant re-rating potential, part of which is expected to accrue to Shareholders.

        For a more detailed discussion of the various factors that Shareholders should consider in making a decision regarding the Offer, see Section 6 of the Circular, "Reasons to Accept the Offer".

What securities are being sought in the Offer?

        The Offer is made only for the Oromin Shares and the associated SRP Rights and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Oromin Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Oromin Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures set out under the heading "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer to Purchase. See Section 1 of the Offer to Purchase, "The Offer".

Will my ownership and voting rights as a shareholder of Teranga Gold Corporation be the same as my ownership and voting rights as a Shareholder of Oromin Explorations Ltd?

        Holders of Teranga Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of Teranga (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Teranga Share on all matters to be voted on by shareholders at meetings of Teranga's shareholders. Holders of Teranga Shares are entitled to receive such dividends, if, as and when declared by the Teranga Board, in their sole discretion. All dividends which the Teranga Board may declare shall be declared and paid in equal amounts per share on all Teranga Shares at the time outstanding. See Section 1 of the Circular, "Teranga Gold Corporation — Description of Share Capital".

How long do I have to decide whether to tender to the Offer?

        The Offer will be open for acceptance until 9:00 p.m. (Toronto Time) on July 30, 2013 unless the Offer is extended or withdrawn by Teranga. See Section 5 of the Offer to Purchase, "Extension, Variation and Changes in the Offer".

How do I tender my Common Shares?

        Each Holder of Oromin Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Oromin Shares and all other required documents, at the Toronto office of Kingsdale Shareholder Services Inc. (the "Depositary") in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer to Purchase, "Manner for Acceptance — Letter of Transmittal". If a Shareholder wishes to accept the Offer and deposit its Oromin Shares under the Offer and the certificate(s) representing such Shareholder's Oromin Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Oromin Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on yellow paper), or a manually executed facsimile thereof, in accordance with the instructions in the Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery".

        Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a Letter of Transmittal, properly completed and executed in accordance with the instructions therein, with the signatures guaranteed, if required, and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders who hold their Oromin Shares in an account maintained by DTC may not be eligible for electronic settlement for the issuance of Teranga Shares through book-entry transfer. In that event, DTC Participants should send a physical Letter of Transmittal to the Depositary with clear issuance instructions, along with the original Agent's Message reference number. Shareholders accepting the Offer through a book-entry transfer shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof (in the event they have not otherwise completed a Letter of Transmittal) and therefore such instructions shall be considered a valid tender in accordance with the Offer. See Section 3 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Oromin Shares directly with the Depositary.

        Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

        Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Oromin Shares with the Depositary. See Section 3 of the Offer to Purchase, "Manner of Acceptance — General Matters".

What if I have lost my Common Share certificate(s) but wish to tender my Common Shares to the Offer?

        You should complete the accompanying Letter of Transmittal (printed on blue paper) as fully as possible and forward it, together with a letter describing the loss and providing your telephone number, to the Depositary at its office. The Depositary will forward such letter to Oromin's registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Oromin Shares has been lost, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Oromin Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time. See Instruction 10 of the Letter of Transmittal.

Will I be able to trade the Teranga Shares I receive?

        The Teranga Shares are listed on the TSX and the ASX under the trading symbol "TGZ". Teranga has applied to the TSX to list the Teranga Shares to be issued to Shareholders in connection with the Offer. Listing and/or admission to trading will be subject to Teranga fulfilling all the listing requirements of the TSX. Teranga is a reporting issuer or the equivalent in each of the provinces in Canada, other than Québec, and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com.

If I accept the Offer, when will I receive the consideration for my Common Shares?

        If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, "Conditions of the Offer", have been satisfied or, where permitted, waived by Teranga (at its sole discretion) at or prior to the Expiry Time, Teranga will take up and pay for Deposited Oromin Shares that have not been properly withdrawn from the Offer not later than 10 days after the Expiry Date. Any Oromin Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up, and (ii) ten days after the Expiry Time. Any Oromin Shares deposited under the Offer after the first date on which Oromin Shares have been taken up by Teranga will be taken up and paid for by Teranga not later than 10 days after such deposit. See Section 6 of the Offer to Purchase, "Take Up of and Payment for Deposited Oromin Shares".

What will happen if the Offer is withdrawn?

        Teranga has the right to withdraw the Offer and not take up and pay for any Deposited Oromin Shares, unless all conditions of the Offer are satisfied or, where permitted, waived by Teranga (in its sole discretion) at or prior to the Expiry Time. If the Offer is withdrawn, Teranga will not be obligated to take up or pay for any Deposited Oromin Shares and the Depositary will promptly return all Deposited Oromin Shares in accordance with Section 8 of the Offer to Purchase, "Return of Deposited Oromin Shares". See Section 4 of the Offer to Purchase, "Conditions of the Offer".

Is Teranga's financial condition relevant to my decision to tender my Common Shares to the Offer?

        Yes. Teranga Shares will be issued to Shareholders who validly tender their Common Shares, so you should consider Teranga's financial condition before you decide to tender your Common Shares to the Offer. In considering Teranga's financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about Teranga.

Who can I call with questions about the Offer or for more information?

        You can call our Depositary and Information Agent, Kingsdale Shareholder Services Inc., or the Dealer Manager, Cormark Securities Inc., if you have any questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone numbers:

North American Toll Free Phone:
1-866-229-8651
E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Toll Free: 1-800-461-2275
Email: ssmoroz@cormark.com

 SUMMARY

        This summary highlights information more fully discussed elsewhere in this Offer to Purchase and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in the Offer to Purchase and Circular. Shareholders are urged to review the more detailed information about Teranga, the Offer and the Teranga Shares provided elsewhere in this Offer to Purchase and Circular and in the documents incorporated by reference herein, which should be read in their entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires.

The Offer

        Teranga hereby offers to purchase, for consideration of 0.582 of a Teranga Share for each Oromin Share, on and subject to the terms and conditions of the Offer, all of the outstanding common shares of Oromin, other than the common shares of Oromin owned, directly or indirectly, by Teranga and its affiliates.

        The Offer is made only for the Oromin Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Oromin Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Oromin Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner for Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer to Purchase.

        The Offer represents a premium of approximately (i) 50% to the 20-trading day VWAP of the Oromin Shares for the period ending May 31, 2013 (based on the 20-trading day VWAP of the Teranga Shares on the TSX for the same period), and (ii) 68.7% to the closing price of the Oromin Shares on the TSX on May 31, 2013, which was the last trading day prior to Teranga's announcement of its intention to make the Offer. On May 31, 2013, the closing price of the Oromin Shares on the TSX and the OTC/BB were $0.245 and US$0.2496, respectively and the closing price of the Teranga Shares on the TSX and ASX were $0.71 and AUS$0.70. Shareholders are advised to obtain a current market price of the Teranga Shares and Oromin Shares before tendering to the Offer.

        The obligation of Teranga to take up and pay for the Oromin Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

        No fractional Teranga Shares will be issued pursuant to the Offer. Instead, the number of Teranga Shares to be issued to each registered Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For all rounding purposes, all Oromin Shares deposited by a registered Shareholder will be aggregated.

Time for Acceptance

        The Offer will be open for acceptance until 9:00 p.m. (Toronto Time) on July 30, 2013 unless the Offer is extended or withdrawn by Teranga. See Section 5 of the Offer to Purchase, "Extension, Variation and Changes in the Offer".

Teranga Gold Corporation

        Teranga is a Canadian based gold company committed to responsible mining and sustainable development in the communities in which it operates. Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development, principally in country of Senegal, West Africa. Currently, Teranga's focus is the production and sale of gold from the Sabodala gold project, and the exploration and development of Teranga's exploration land package of approximately 1,200 km2. Teranga recorded an annual profit attributable to shareholders of US$79.9 million (US$0.33 per Teranga Share) in 2012 up from a loss attributable to shareholders of US$16.0 million (US$0.07 loss per Teranga Share) in 2011, and gold production for 2012 was within Teranga's guidance range of 210,000 - 225,000 ounces at 214,310 ounces, 63% higher than for the same period in 2011.

        The Teranga Shares are listed on the TSX and the ASX under the trading symbol "TGZ". Teranga is a reporting issuer or the equivalent in each of the provinces in Canada, other than Québec, and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com. See Section 1 of the Circular "Teranga Gold Corporation".

Oromin Explorations Ltd.

        Oromin is a Vancouver based mining and exploration company engaged in the acquisition, exploration, and development of mineral properties. Oromin's portfolio consists of the OJVG Golouma Gold Project located in the Republic of Senegal, West Africa.

        The Oromin Shares are listed and posted for trading on the TSX under the symbol "OLE" and on the OTC/BB under the symbol "OLEPF". Oromin is a reporting issuer or the equivalent in the provinces of British Colombia, Alberta, Manitoba and Ontario, and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces, and also with the SEC. Such documents are available on SEDAR at www.sedar.com and also on the SEC's website at http://www.sec.gov. See Section 2 of the Circular, "Oromin Explorations Ltd.".

Reasons to Accept the Offer

        Shareholders should consider the following factors in making a decision regarding the Offer:

•
Significant Premium

        The Offer represents:

  •
  a premium of 50% to the 20-trading day VWAP of the Oromin Shares on the TSX for the period ending May 31, 2013, which was the last trading day prior to Teranga's announcement of its intention to make an offer to acquire Oromin (based on the 20-trading day VWAP of the Teranga Shares on the TSX for the same period);

  •
  a premium of 68.7% to the closing price of the Oromin Shares on the TSX on May 31, 2013, which was the last trading day prior to Teranga's announcement of its intention to make an offer to acquire Oromin, based on the closing price of the Teranga Shares on the TSX on the same date; and

  •
  a combined business with significant re-rating potential, part of which is expected to accrue to Shareholders.

•
Lock-Up of Large Shareholder

        The fairness and reasonableness of the Offer is evidenced by the fact that IAMGOLD Corporation (the second largest shareholder of Oromin after Teranga) has agreed under the terms of the Lock-Up Agreement to tender its Oromin Shares, representing approximately 11.7% of the issued and outstanding common shares of Oromin, to the Offer, subject to certain exceptions.

•
Unlikelihood of Competing Offer Being Successful

•
Competing bidders are unlikely to pay the significant premium being paid by Teranga under the Offer, as they are unlikely to realize the near-term value of a purchase of Oromin that Teranga can because of the proximity of its mill and related infrastructure, and operating team to the OJVG deposits. Teranga believes that it can likely develop the OJVG deposits quicker, more efficiently and at significantly lower capital costs than could be achieved on a standalone basis by another company; and

•
Given that Oromin's two largest shareholders, Teranga and IAMGOLD Corporation, collectively hold a substantial ownership interest of approximately 25.3% of the outstanding Oromin Shares, and are in support of the Offer and that Teranga is unlikely to support any other offer or type of transaction, the likelihood of a competing offer being provided to Shareholders is diminished.

•
Improved Financial Position

•
Oromin is currently borrowing money to fund its share of OJVG costs at an interest rate of 12% per annum on a loan that is due in December 2013 but callable at any time. Financing to replace this loan may be either unavailable in the current market, or if available, would be highly dilutive;

•
Successful completion of the Offer, together with a Subsequent Acquisition Transaction or Compulsory Acquisition, would be expected to result in a combined entity with approximately US$49 million in cash, cash equivalents and bullion receivable at March 31, 2013 with expected greater liquidity, free cash flow generating ability and enhanced flexibility to raise capital, if and when necessary; and

•
The combined entity is expected to have a lower long-term cost of capital than Oromin alone.

•
Opportunity to Own Shares in a Producing Growth Company

•
The Offer provides Shareholders with immediate exposure to gold production, in a combined entity that is 100% hedge free;

•
The Offer provides Shareholders with exposure to a combined entity that is expected to have greater trading liquidity; and

•
The Offer provides Shareholders with exposure to a combined entity expected to have improved financial metrics over Teranga's current financial metrics, based on the Financial Metric Assumptions, on the basis of gold at $1,400, including:

•
Full life free cash flow that is expected to increase by approximately 50%;

•
Net asset value that is expected to increase by approximately 50%; and

•
Earnings that are expected to increase by approximately 300%.

•
Benefit from A Strong Relationship with the Government of Senegal

•
As evidenced by the announcement of the definitive global agreement between Teranga and the Republic of Senegal on May 31, 2013, Teranga and its management team have been recognized by the President of the Republic of Senegal for the "level of partnership and trust established" and the Minister of Energy and Mines of the Republic of Senegal for "the close working relationships that have been established between yourself and the senior management of Teranga and the Government of Senegal as well as by the considerable improvement in relations between the population of the village of Sabodala and the Company since Teranga acquired control of the Project."

•
Teranga and its senior management team have established deep abiding relationships with the government and people of Senegal. Shareholders of Oromin will benefit from these important relationships in the combined company. See also Section 16 of the Circular "Risk Factors — Composition of the Teranga Board may Change".

•
Participation in Upside of the Combined Entity

        The Offer provides Shareholders with the ability to participate in future growth of the combined entity, including the potential to indirectly benefit from:

  •
  Teranga's approximately 1,200 km2 exploration land package;

  •
  further consolidation of any satellite discoveries that may occur in Senegal; and

  •
  the definitive global agreement between Teranga and the Government of Senegal, which provides a more predictable and stable fiscal operating environment for future investments in exploration, acquisitions and development, including a pricing formula for the Republic of Senegal's participation option on deposits. See also Section 16 of the Circular "Risk Factors — Composition of the Teranga Board may Change".

•
Development and Production of the OJVG Deposits

        The Offer provides Shareholders with the benefit of:

  •
  owning shares in a combined entity that is expected to have the financial capacity and operational experience to develop the OJVG deposits;

  •
  ongoing participation in the exploration of the OJVG deposits;

  •
  an interest in an operating mill within trucking distance of the OJVG deposits, and approximately 3 km from Masato, OJVG's largest deposit (See map below); and

  •
  Notwithstanding Bendon's public opposition to the Offer and its threat to remove Sabodala as operator, assuming the Offer is completed and Teranga is able to negotiate acceptable terms with the other OJVG shareholders for a tolling and management agreement, and with the support of the Government of Senegal, Teranga believes that the following production profile, which assumes all OJVG ore being processed through the Sabodala mill and with Teranga receiving its 43.5% interest in the OJVG ore, is achievable.

  •
  Teranga's Sabodala mill and complex at design capacity is capable of processing 275,000 to 300,000 ounces of annual gold production from 2015 to 2020 based on total proven and probable reserves of Teranga and of the OJVG (based on the open-pit mineral reserve estimates contained in the OJVG 43-101 Report). Given current forecasted grades between the OJVG and Sabodala deposits, it would be expected that annual production over these years would be focused on the high grade ore from the OJVG deposit.

  •
  Assuming an annual run rate and the other assumptions as described above, Teranga's share of expected combined annual production from 2015 to 2020 would be approximately 63%. Given the free carried interest by Badr (as the minority OJVG partner), and the right of recovery of initial investments by the two majority shareholders, it is further anticipated that Bendon and Teranga's share in the OJVG ore production would increase to approximately 47% of life of mine cash flows at a US$1,400 gold price assumption.

        Teranga intends to seek to expeditiously work with the other OJVG partners to seek to develop the OJVG deposits into production as quickly as possible.

•
Enhanced Operations

        The Offer provides Shareholders with exposure to a combined entity that:

  •
  has the ability to blend ores from multiple deposits, which would be expected to enhance the combined entity's production and cost profile;

  •
  has the ability to leverage Teranga's existing mill, infrastructure and mobile equipment fleet through increased production from the combined entity's interest in the OJVG's open pit reserves and anticipated toll milling opportunities which would be expected to enhance financial metrics; and

  •
  has the opportunity to pursue potential mining economies at the joint Masato deposit that straddles the border between Teranga and Oromin.

Potential for Downward Impact to Price if Offer Not Accepted

  •
  Oromin Shares can be expected to trade down from the Offer price if Teranga is not successful in acquiring the Company pursuant to the Offer;

  •
  Teranga, with its mill and related infrastructure already in place, is the only practical option to develop the OJVG deposits in the current market, as Teranga believes that capital (debt and equity) is unlikely to be available; and

  •
  Teranga, if unsuccessful in its bid for Oromin, may pursue the acquisition of other satellite deposits in Senegal, thus reducing the immediate benefit of an acquisition of Oromin, and therefore the price Teranga may be willing to pay for all of the issued and outstanding Oromin Shares at a later date.

Purpose of the Offer

        The purpose of the Offer is to enable Teranga to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Oromin Shares. If Teranga takes up and pays for the Deposited Oromin Shares, Teranga intends, subject to compliance with all applicable Laws, to acquire all of the outstanding Oromin Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 7 of the Circular, "Purpose of the Offer and Teranga's Plans for Oromin", and Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited".

Conditions of the Offer

        Notwithstanding any other provision of the Offer, but subject to applicable Laws, Teranga reserves the right to withdraw or extend the Offer, and shall not be required to take up and pay for any Deposited Oromin Shares, unless all of the conditions of the Offer contained in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or, where permitted, waived (at the sole discretion of Teranga) at or prior to the Expiry Time. The Offer is conditional upon, among other things: (i) there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Oromin Shares which are necessary to constitute: (x) at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis), including Oromin Shares held by Teranga and its affiliates; and (y) a "majority of the minority" in the context of a Subsequent Acquisition Transaction to be voted upon under MI 61-101; (ii) the approval of a majority of the votes cast by holders of Teranga Shares, in respect of the issuance of the Teranga Shares in connection with the Offer, on the terms and subject to the conditions described herein, at a duly called meeting of such holders which has been called for July 18, 2013, and any postponement or adjournment thereto; (iii) Teranga having determined in its sole judgment that (a) there shall not exist and shall not have occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer that might constitute or that might result in a Material Adverse Effect; (b) the Shareholder Rights Plan (and any other shareholder rights plan adopted by Oromin) does not and will not adversely affect the Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Oromin Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and (c) all governmental or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other securities regulatory authorities) shall have been obtained or concluded on terms and conditions satisfactory to Teranga. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

Regulatory Matters

        The Offer will be subject to the approval of the TSX. Teranga's obligation to accept for purchase and pay for Deposited Oromin Shares is conditional upon obtaining all governmental and regulatory approvals, waivers, permits, consents, reviews, orders, rulings, decisions, exemptions and waiting periods (including, without limitation, those of any stock exchange or other Securities Regulatory Authorities) that in Teranga's sole judgment are necessary or desirable to complete the Offer. See Section 14 of the Circular, "Regulatory Matters".

Manner for Acceptance

        Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Oromin Shares and all other required documents, at the Toronto office of Kingsdale Shareholder Services Inc. (the "Depositary") in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer to Purchase, "Manner for Acceptance — Letter of Transmittal".

        If a Shareholder wishes to accept the Offer and deposit its Oromin Shares under the Offer and the certificate(s) representing such Shareholder's Oromin Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry

Time, such Oromin Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on yellow paper), or a manually executed facsimile thereof, in accordance with the instructions in the Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery".

        Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message (as defined herein) in respect thereof, or a Letter of Transmittal, properly completed and executed in accordance with the instructions therein, with the signatures guaranteed, if required, and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders who hold their Oromin Shares in an account maintained by DTC may not be eligible for electronic settlement for the issuance of Teranga Shares through book-entry transfer. In that event, DTC Participants should send a physical Letter of Transmittal to the Depositary with clear issuance instructions, along with the original Agent's Message reference number. Shareholders accepting the Offer through a book-entry transfer shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof (in the event they have not otherwise completed a Letter of Transmittal) and therefore such instructions shall be considered a valid tender in accordance with the Offer.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Oromin Shares directly with the Depositary.

        Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

        Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Oromin Shares with the Depositary.

Take-Up of and Payment for Deposited Oromin Shares

        If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, "Conditions of the Offer", have been satisfied or, where permitted, waived by Teranga (at its sole discretion) at or prior to the Expiry Time, Teranga will take up and pay for Deposited Oromin Shares that have not been properly withdrawn from the Offer not later than 10 days after the Expiry Date. Any Oromin Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up, and (ii) ten days after the Expiry Time. Any Oromin Shares deposited under the Offer after the first date on which Oromin Shares have been taken up by Teranga will be taken up and paid for by Teranga not later than 10 days after such deposit. See Section 6 of the Offer to Purchase, "Take-Up of and Payment for Deposited Oromin Shares".

Withdrawal of Deposited Oromin Shares

        Deposited Oromin Shares may be withdrawn by or on behalf of the depositing Shareholder at any time before the Oromin Shares have been taken up by Teranga under the Offer and in the other circumstances described in Section 7 of the Offer to Purchase, "Withdrawal of Deposited Oromin Shares". Except as so indicated or as otherwise required by applicable Laws, deposits of Oromin Shares are irrevocable.

Acquisition of Oromin Shares Not Deposited

        If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Oromin Shares (on a fully diluted basis), other than those held on the date of the Offer by or on behalf of Teranga or an affiliate of Teranga, as at the Expiry Time and Teranga acquires or is bound to take up and pay for such Deposited Oromin Shares, Teranga intends, to the extent possible, to acquire those Oromin Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If the right of Compulsory Acquisition is not available for any reason, or if Teranga elects not to pursue such right, Teranga may pursue other means of acquiring, directly or indirectly, all of the Oromin Shares not tendered under the Offer in accordance with applicable Laws, including by means of a Subsequent Acquisition Transaction. If a sufficient number of Oromin Shares are deposited to the Offer and a Compulsory Acquisition is not available to Teranga, Teranga intends to propose a Subsequent Acquisition Transaction and cause the Oromin Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable Laws, to be counted as part of any Minority Approval that may be required in connection with such transaction. The timing and details of such a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of Oromin Shares acquired pursuant to the Offer. There is no assurance that a Compulsory Acquisition or a Subsequent Acquisition Transaction will be completed on the terms described herein or at all, in particular if Teranga acquires less than 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis). See Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited".

        Shareholders who do not deposit their Oromin Shares under the Offer will not be entitled to any right of dissent or appraisal. However, Shareholders who do not deposit their Oromin Shares under the Offer may have certain rights of dissent in the event Teranga acquires such Oromin Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Oromin Shares. See Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited".

Stock Exchange Listing and Reporting Issuer Status

        The Oromin Shares are listed on the TSX under the trading symbol "OLE" and on the OTC/BB under the symbol "OLEPF". See Section 2 of the Circular, "Oromin Explorations Ltd. — Price Range and Trading Volumes of Oromin Shares". Depending on the number of Oromin Shares purchased by Teranga under the Offer, it is possible that the Oromin Shares will fail to meet the criteria of the TSX for continued listing on the TSX. If permitted by applicable Laws, Teranga intends to cause Oromin to apply to delist the Oromin Shares from the TSX and to cause Oromin to cease to be a reporting issuer under the securities Laws of each province and territory of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction in which it currently has such obligations as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Oromin Shares and Reporting Issuer Status".

Shareholder Rights Plan

        On June 27, 2008 the Oromin Board approved the adoption of the Shareholder Rights Plan. The Shareholder Rights Plan was ratified at a meeting of the Shareholders on July 29, 2008. The Shareholder Rights Plan has not been subsequently approved by the Shareholders, contrary to established market practice and corporate governance principles. Notwithstanding anything set forth herein, Teranga neither acknowledges the legality nor the legitimacy of the Shareholder Rights Plan, in light of such facts.

        The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Oromin Board or by a Securities Regulatory Authority or a court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See Section 8 of the Circular, "Shareholder Rights Plan".

        Oromin has disclosed that its Shareholder Rights Plan is intended to ensure that any takeover bid is made to all shareholders and also to provide the Oromin Board with sufficient time to consider any offer and to explore alternatives transactions. In the present circumstances, Teranga believes that, by the Expiry Time, the Oromin Board will have had more than adequate time to fully consider the Offer and any available alternative transactions.

Certain Canadian Federal Income Tax Considerations

        In general, the exchange of Oromin Shares for Teranga Shares pursuant to the Offer will not give rise to a capital gain (or capital loss) to a Resident Shareholder unless such holder elects to report such capital gain or capital loss in its income tax return for the year in which the exchange occurs. Except where a particular Resident Shareholder chooses to recognize a capital gain (or capital loss) on the exchange of Oromin Shares for Teranga Shares, Resident Shareholders will be deemed to have disposed of their Oromin Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and to have acquired their Teranga Shares at a cost equal to that same amount.

        A Resident Shareholder may choose to recognize a capital gain (or capital loss) on the exchange of Oromin Shares for Teranga Shares by including the capital gain (or capital loss) in such Resident Shareholder's tax return for the taxation year in which the exchange occurs. In those circumstances, the Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Teranga Shares received on the exchange (as at the time of the exchange) exceeds (or is exceeded by) the sum of the adjusted cost base of the Oromin Shares exchanged therefor and any reasonable costs associated with the disposition and will acquire the Teranga Shares at a cost equal to their fair market value at the time of the exchange.

        A Non-Resident Shareholder who disposes of Oromin Shares under the Offer will not be subject to tax under the Tax Act on any capital gain realized on the exchange unless (i) the shares disposed of are "taxable Canadian property" of the Non-Resident Shareholder at the time of the exchange, and (ii) the Non-Resident Shareholder is not exempt from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty. In the event that a Non-Resident Shareholder's Oromin Shares are, or are deemed to be, "taxable Canadian property" and such Non-Resident Shareholder is not entitled to an exemption from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty, the disposition thereof will generally be subject to the same treatment as described above with respect to Resident Shareholders.

        The foregoing is only a brief summary of Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations under "Certain Canadian Federal Income Tax Considerations" in Section 18 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Oromin Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Certain U.S. Federal Income Tax Considerations

        The U.S. federal income tax consequences to a U.S. Holder (as defined in "Certain U.S. Federal Income Tax Considerations" in Section 19 of the Circular) will depend on whether the exchange of Oromin Shares pursuant to the Offer is part of a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). If a U.S. Holder receives solely Teranga Shares in exchange for Oromin Shares in a transaction that is part of a reorganization, such holder will generally not recognize any gain or loss on the exchange. In such a case, the U.S. Holder's basis in the Teranga Shares received would generally be equal to the basis in such holder's Oromin Shares.

        If a U.S. Holder receives Teranga Shares in exchange for Oromin Shares in a transaction that is not part of a reorganization within the meaning of Section 368(a) of the Code, such exchange will be a taxable exchange for U.S. federal income tax purposes, and such a holder would be required to recognize gain or loss equal to the difference between the fair market value of the Teranga Shares received pursuant to the exchange and such holder's basis in its Oromin Shares.

        The foregoing is only a brief summary of U.S. federal income tax consequences and is qualified by the more detailed general description of U.S. federal income tax considerations under "Certain U.S. Federal Income Tax Considerations" in Section 19 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Oromin Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Risk Factors

        An investment in Teranga Shares and the combination of Teranga and Oromin are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties identified in Section 16 of the Circular, "Risk Factors" and the risks described in Teranga's annual information form dated March 27, 2013 for the year ended December 31, 2012, which is incorporated by reference in the Offer to Purchase and Circular.

Depositary and Information Agent

        Teranga has retained Kingsdale Shareholder Services Inc. to act as the Depositary under the Offer. The Depositary will be responsible for receiving deposits of certificates representing Deposited Oromin Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Oromin Shares purchased by Teranga under the Offer. The Depositary will also facilitate book-entry transfers of Oromin Shares. See Section 3 of the Offer to Purchase, "Manner for Acceptance" and Section 23 of the Circular, "Other Matters Relating to the Offer — Depositary and Information Agent".

        Teranga has also retained Kingsdale Shareholder Services Inc. to act as information agent to provide information to Shareholders in Canada and the U.S., respectively, in connection with the Offer.

        Kingsdale Shareholder Services Inc., in its capacities as depositary and information agent, will receive reasonable and customary compensation from Teranga for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

        Contact details for the Depositary and the Information Agent are provided on the back cover of this document.

Financial Advisor and Dealer Manager

        Teranga has engaged the services of Cormark Securities Inc. to act as financial advisor and Dealer Manager in connection with the Offer, in the latter case to solicit acceptances of the Offer. The Dealer Manager has also undertaken to form a Soliciting Dealer Group comprising members of the Investment Industry Regulatory Organization of Canada and participating organizations of the TSX to solicit acceptances of the Offer. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer".

        Teranga has (subject to the next two sentences) agreed to pay to each Soliciting Dealer a fee of $0.005 for each such Oromin Share deposited through such Soliciting Dealer and taken up by Teranga under the Offer, based on, among other things, CDS Participant certificates, actual deposits and the CDS participant list as at the Expiry Time. The aggregate amount payable with respect to any single beneficial holder of Oromin Shares will not be less than $80 nor more than $1,500, provided that no fee will be payable in respect of deposits of less than 5,000 Oromin Shares per beneficial holder. When Oromin Shares deposited are beneficially owned by more than one person, only one minimum and maximum amount will be applied. See Section 23 of the Circular, "Other Matters Relating to the Offer — Financial Advisor".

        In addition, Cormark Securities (USA) Limited, a United States licensed broker dealer affiliated with Cormark Securities Inc., has been retained to act as soliciting agent to provide information to Shareholders in each state in which it is a licensed broker-dealer in connection with the Offer. Cormark Securities (USA) Limited, in its capacity as United States soliciting agent, will receive reasonable and customary compensation from Teranga for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. Cormark Securities (USA) Limited can be contacted at Suite 2800, 200 Bay Street, Toronto, Canada, M5J 2J2 (Attention: Jeff Kennedy) or by telephone at 1-800-461-2275 or 416-943-6405, by email at jkennedy@cormark.com, or by facsimile at 416-943-6496. Shareholders in other U.S. states may contact the Information Agent for assistance.

Pro Forma Financial Statements

        Shareholders should refer to Appendix "A" to the Offer to Purchase and Circular for unaudited pro forma consolidated statement of financial position as at March 31, 2013 and the pro forma consolidated statements of comprehensive income/(loss) of Teranga for the three month period ended March 31, 2013 and the year ended December 31, 2012, giving effect to the proposed acquisition of all of the issued and outstanding Oromin Shares in the manner set forth therein. Such pro forma financial statements have been prepared using certain of Teranga's and Oromin's respective financial statements as more particularly described in the notes to the pro forma financial statements. Teranga has not had access to any non-public books and records of Oromin, has relied entirely on Oromin's publicly filed financial statements and is not in a position to independently assess or verify the information in Oromin's publicly filed documents, including the financial statements of Oromin that were used to prepare the pro forma financial statements. Such pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such pro forma financial statements. Any potential synergies that may be realized after consummation of the transaction have been excluded from such pro forma financial statements. Since the pro forma financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. Also, neither Teranga nor its independent auditors have had an opportunity to meet with Oromin's independent auditors to discuss Oromin's financial statements upon which the pro forma financial statements are based. Furthermore, Teranga has not obtained the consent of Oromin's independent auditors as to the use of their audit report in respect of the Oromin audited financial statements upon which the pro forma financial statements are partially derived. The data contained in the pro forma financial statements represents only a simulation of the potential impact of Teranga's acquisition of Oromin. Shareholders are cautioned to not place undue reliance on such pro forma financial statements.

 GLOSSARY

        This Glossary forms a part of the Offer to Purchase and Circular. In the Offer to Purchase and Circular, unless otherwise specified or the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings, unless the context requires otherwise:

  "Acquiring Person" has the meaning set forth in Section 8 of the Circular, "Shareholder Rights Plan — Exercise of SRP Rights and Flip-in Events";

  "Admission" has the meaning set forth in Section 14 of the Circular, "Regulatory Matters — Stock Exchange Listing Requirements";

  "affiliate" means an 'affiliate' as defined in Section 1.3 of National Instrument 45-106 — Prospectus Exempt Distributions;

  "allowable capital loss" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses";

  "Application for Review" has the meaning set forth in Section 14 of the Circular, "Regulatory Matters — Investment Canada Act Matters";

  "ARC" has the meaning set forth in Section 14 of the Circular, "Regulatory Matters — Competition Act Matters";

  "ASX" means the Australian Securities Exchange;

  "Badr" means Badr Investment & Finance Company, a corporation incorporated under the laws of Panama;

  "BCBCA" means the Business Corporations Act (British Columbia), as amended from time to time;

  "Bendon" means Bendon International Limited, a corporation incorporated under the laws of the British Virgin Islands;

  "Bendon Litigation" means any litigation of any kind whatsoever commenced by Bendon against Oromin or its entities (including Sabodala) and/or Teranga, including the statement of claim of Bendon filed with the Ontario Superior Court of Justice on June 13, 2013 naming Oromin, Sabodala and Teranga as defendants.

  "Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's Oromin Shares into the Depositary's account at CDS or DTC;

  "business day" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Canada, Vancouver, Canada or London, England;

  "CBCA" means the Canada Business Corporations Act, as amended from time to time, and the regulations thereunder;

  "CDS" means CDS Clearing and Depository Services Inc.;

  "CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

  "CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum;

  "Circular" means the offering circular accompanying the Offer to Purchase and forming part of the Offer to Purchase and Circular;

  "Code" means the U.S. Internal Revenue Code of 1986, as amended;

  "Commissioner" means the Commissioner of Competition appointed under the Competition Act or any person duly authorized to perform duties on behalf of the Commissioner of Competition;

  "Compelled Acquisition" has the meaning set forth in Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited — Compulsory Acquisition";

  "Competing Permitted Bid" has the meaning set forth in Section 8 of the Circular, "Shareholder Rights Plan — Permitted Bids";

  "Competition Act" means the Competition Act (Canada), as amended from time to time, and the regulations thereunder;

  "Compulsory Acquisition" has the meaning set forth in Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited — Compulsory Acquisition";

  "Convention" means the Canada-U.S. Tax Convention;

  "Convertible Securities" means any securities of Oromin that are convertible into or exchangeable or exercisable for, or existing rights to acquire, Oromin Shares, including any right to purchase Oromin Shares granted under the Incentive Plans or pursuant to any other arrangement, but excludes SRP Rights;

  "CRA" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations";

  "Dealer Manager" means Cormark Securities Inc.;

  "December 2012 Proposals" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility for Investment";

  "Demerger" means a demerger transaction occurring on November 23, 2010 pursuant to which Teranga acquired the Sabodala gold project and certain exploration properties from Mineral Deposits Limited;

  "Depositary" means Kingsdale Shareholder Services Inc.;

  "Deposited Oromin Shares" has the meaning set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Dividends and Distributions";

  "Dissenting Offeree" has the meaning set forth in Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited — Compulsory Acquisition";

  "Distributions" has the meaning set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Dividends and Distributions";

  "DTC" means The Depository Trust Company or its nominee, which at the date hereof is Cede & Co.;

  "Effective Time" has the meaning set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Powers of Attorney";

  "Eligible Institution" means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States;

  "entity" means, in relation to either Teranga or Oromin, the subsidiaries, associates, affiliates or other persons in which Teranga or Oromin, as applicable, has a direct or indirect material interest;

  "Expiry Date" means July 30, 2013 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Oromin Shares may be deposited to the Offer, provided that, if such day is not a business day in Toronto, then the Expiry Date shall be the next business day;

  "Expiry Time" means 9:00 p.m. (Toronto Time) on the Expiry Date;

  "Flip-in Event" has the meaning set forth in Section 8 of the Circular, "Shareholder Rights Plan — Exercise Price of SRP Rights and Flip-in Events";

  "Financial Metric Assumptions" means the following assumptions:

    •
    Open pit proven and probable mineral reserves of the OJVG contained in the OJVG 43-101 Report.

    •
    Operating cost assumptions based on Sabodala actual costs.

    •
    No change in the operator of the OJVG, and mining, processing and site administrative costs charged to the OJVG based on actual costs plus on a nominal margin.

    •
    Teranga charging the OJVG an equipment rental fee in line with Teranga's depreciation cost per ounce and as a result OJVG would not be expected to incur any future capital costs.

  "fully diluted basis" means, with respect to the number of outstanding Oromin Shares at any time, the number of Oromin Shares that would be outstanding if all rights to acquire Oromin Shares were exercised, whether vested or unvested, and excluding Oromin Shares issuable upon the exercise of the SRP Rights;

  "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any self-regulatory authority or any stock exchange, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

  "Holder" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations";

  "IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, as amended from time to time;

  "Incentive Plan" means Oromin's stock option plan;

  "Information Agent" means Kingsdale Shareholder Services Inc.;

  "Investment Canada Act" means the Investment Canada Act, as amended from time to time, and the regulations thereunder;

  "IPO Transaction" means the initial public offering of Teranga together with the Demerger;

  "IRS" has the meaning set forth in Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations";

  "Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

  "Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer to Purchase and Circular (printed on blue paper);

  "Lock-up Agreement" means the agreement between IAMGOLD Corporation and Teranga, dated June 2, 2013, in respect of the 16,088,636 Oromin Shares held by IAMGOLD Corporation, as may be amended;

  "Market Price" has the meaning set forth in Section 8 of the Circular, "Shareholder Rights Plan — Exercise Price of SRP Rights and Flip-in Events";

  "Material Adverse Effect" means any condition, event, circumstance, change, effect, development, occurrence or state of facts which, when considered either individually or in the aggregate, (i) is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities or material joint ventures, taken as a whole, (ii) could be reasonably expected to reduce the anticipated economic value to Teranga of the acquisition of the Oromin Shares or make it inadvisable for, or impair the ability of, Teranga to proceed with the Offer and/or with taking up and paying for Deposited Oromin Shares or completing a Compulsory Acquisition or Subsequent Acquisition Transaction or (iii) could, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, be material and adverse to Teranga or any of its affiliates or which could limit, restrict or impose limitations or conditions on the ability of Teranga or any of its affiliates to own, operate or effect control over Oromin or any material portion of the business or assets of Oromin or its entities or material joint ventures or would compel Teranga or any of its affiliates to dispose of or hold separate any material portion of the business or assets of Oromin or its entities or material joint ventures;

  "MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended from time to time;

  "MI 62-104" means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended from time to time;

  "Minimum Tender Condition" has the meaning set forth in Section 4 of the Offer to Purchase, "Conditions of the Offer";

  "Minister" has the meaning set forth in Section 14 of the Circular, "Regulatory Matters — Investment Canada Act Matters";

  "Minority" has the meaning set forth in Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited — Subsequent Acquisition Transaction";

  "Minority Approval" has the meaning set forth in Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited — Subsequent Acquisition Transaction";

  "NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

  "Non-Resident Shareholder" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada";

  "Non-U.S. Holder" has the meaning set forth in Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations";

  "Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer to Purchase and Circular (printed on yellow paper);

  "Notifiable Transactions" has the meaning set forth in Section 14 of the Circular, "Regulatory Matters — Competition Act Matters";

  "Offer" means Teranga's offer to purchase the Oromin Shares made hereby to the Shareholders pursuant to the terms and subject to the conditions set out herein;

  "Offer to Purchase" means the offer to purchase Oromin Shares forming part of the Offer to Purchase and Circular;

  "Offer to Purchase and Circular" means, collectively, the Offer to Purchase and the Circular, including the Summary Term Sheet, the Summary, the Glossary and all schedules to the Offer to Purchase and Circular;

  "OJVG" means, Oromin Joint Venture Group Ltd., a corporation incorporated under the laws of the British Virgin Islands;

  "OJVG 43-101 Report" means the NI 43-101 technical report entitled OJVG Golouma Gold Project Updated Feasibility Study Technical Report with an effective date of January 30, 2013, prepared for OJVG and dated March 15, 2013;

  "OJVG Golouma Gold Project" means the OJVG's Golouma Gold Project as described in the OJVG 43-101 Report;

  "OJVG Shareholders Agreement" means the shareholders agreement dated December 18, 2006, as amended January 1, 2007, among OJVG, Bendon, Badr and Sabodala Holding Limited, as filed by Oromin on SEDAR on August 4, 2010, as it may be amended with Teranga's approval;

  "Oromin" means Oromin Explorations Ltd., a company existing under the BCBCA, and, unless the context requires otherwise, includes its subsidiaries;

  "Oromin Board" means the board of directors of Oromin;

  "Oromin Purchased Securities" has the meaning set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Powers of Attorney";

  "Oromin Shares" means, collectively, common shares in the capital of Oromin, and including any common shares of Oromin that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities, together with the SRP Rights;

  "OSC Rule 62-504" means OSC Rule 62-504 — Take-Over Bids and Issuer Bids, as amended from time to time;

  "OTC/BB" means the Over the Counter Bulletin Board;

  "Permitted Bid" has the meaning ascribed thereto in Section 8 of the Circular, "Shareholder Rights Plan — Permitted Bids";

  "person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

  "PFIC" means a passive foreign investment company for U.S. federal income tax purposes;

  "Proposed Amendments" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations";

  "QEF" has the meaning set forth in Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations — U.S. Holders";

  "QEF election" has the meaning set forth in Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations — U.S. Holders";

  "Redemption Price" has the meaning set forth in Section 8 of the Circular, "Shareholder Rights Plan — Redemption and Waiver";

  "Registered Plans" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Potential Delisting";

  "Resident Shareholder" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada";

  "Reviewable Transaction" has the meaning set forth in Section 14 of the Circular, "Regulatory Matters — Investment Canada Act Matters";

  "Rights Certificates" has the meaning ascribed thereto in Section 8 of the Circular, "Shareholder Rights Plan — Rights Certificates";

  "RLP" means the Regional Land Package held by Teranga, consisting of a direct or majority controlling joint venture interest in ten exploration permits comprising approximately 1,200km2 in Senegal;

  "RRIF" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Potential Delisting";

  "RRSP" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Potential Delisting";

  "Sabodala Holding Limited" means Sabodala Holding Limited, a corporation incorporated under the laws of the British Virgin Islands, a direct wholly-owned subsidiary of Oromin;

  "Sabodala Mining License" means Teranga's Sabodala mining concession, which was awarded by a Presidential Decree of the Government of Senegal signed April 30, 2007, as amended and supplemented, relating to certain rights and obligations of SGO to operate the Sabodala gold mine located in south eastern Senegal, West Africa, and covering an area of approximately 33km2;

  "SEC" means the U.S. Securities and Exchange Commission;

  "Securities Regulatory Authorities" means the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada;

  "SEDAR" means the Canadian System for Electronic Document Analysis and Retrieval;

  "Separation Time" has the meaning ascribed thereto in Section 8 of the Circular, "Shareholder Rights Plan";

  "SGO" means Sabodala Gold Operations SA, a Senegalese company which is 90% owned by a subsidiary of Teranga, with the remaining 10% owned by the Republic of Senegal;

  "Shareholder" means a holder of Oromin Shares;

  "Shareholder Rights Plan" means the shareholder rights plan entered into between Oromin and the SRP Rights Agent, dated June 27, 2008;

  "Soliciting Dealer Group" has the meaning set forth in Section 23 of the Circular, "Other Matters Relating to the Offer — Financial Advisor";

  "SRP Exercise Price" has the meaning set forth in Section 8 of the Circular, "Shareholder Rights Plan";

  "SRP Expiration Time" has the meaning set forth in Section 8 of the Circular, "Shareholder Rights Plan";

  "SRP Rights" means the rights issued under the Shareholder Rights Plan;

  "SRP Rights Agent" means Computershare Investor Services Inc., in its capacity as rights agent under the Shareholder Rights Plan;

  "Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited";

  "subsidiary" means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and shall include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary;

  "Supplementary Information Request" has the meaning set forth in Section 14 of the Circular, "Regulatory Matters — Competition Act Matters";

  "Tax Act" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations";

  "taxable capital gain" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses";

  "Teranga" means Teranga Gold Corporation, a company existing under the CBCA, and, unless the context requires otherwise, includes its subsidiaries;

  "Teranga Board" means the board of directors of Teranga;

  "Teranga Requisite Vote" means the approval of a majority of the votes cast by holders of Teranga Shares in accordance with the requirements of the TSX and ASX, in respect of the issuance of the Teranga Shares in connection with the Offer, on the terms and subject to the conditions described herein, at a duly called meeting of such holders, which is scheduled to be held on July 18, 2013;

  "Teranga Share" means a common share in the capital of Teranga;

  "Teranga's Notice" has the meaning set forth in Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited — Compulsory Acquisition";

  "TFSA" has the meaning set forth in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Potential Delisting";

  "TSX" means the Toronto Stock Exchange;

  "U.S." or "United States" means the United States of America;

  "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

  "U.S. Holder" has the meaning set forth in Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations";

  "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

  "Voting Shares" has the meaning ascribed thereto in Section 8 of the Circular, "Shareholder Rights Plan — Permitted Bids"; and

  "VWAP" means volume weighted average trading price.

 OFFER TO PURCHASE

        The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer to Purchase have the respective meanings given to them in the accompanying Glossary, unless the context otherwise requires.

June 19, 2013

TO:    THE HOLDERS OF COMMON SHARES OF OROMIN

1.     The Offer

        Teranga hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the outstanding Oromin Shares, including Oromin Shares which become outstanding on the exercise of outstanding Convertible Securities, together with the SRP Rights, for consideration of 0.582 of a Teranga Share for each Oromin Share.

        The Offer is made only for the Oromin Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Oromin Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Oromin Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner for Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer to Purchase.

        No fractional Teranga Shares will be issued pursuant to the Offer. Instead, the number of Teranga Shares to be issued to each registered Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For all rounding purposes, all Oromin Shares deposited by a registered Shareholder will be aggregated.

        Shareholders who have deposited their Oromin Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Oromin Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by Teranga for the Oromin Shares will be allocated to the SRP Rights.

2.     Time for Acceptance

        The Offer is open for acceptance from the date of the Offer until 9:00 p.m. (Toronto Time) on July 30, 2013, or such later time or times and date or dates as may be fixed by Teranga from time to time pursuant to Section 5 of the Offer to Purchase, "Extension, Variation and Changes in the Offer", unless the Offer is withdrawn by Teranga.

3.     Manner for Acceptance

Letter of Transmittal

        The Offer may be accepted by depositing the following documents with the Depositary at the offices specified in the Letter of Transmittal (printed on blue paper) no later than the Expiry Time:

  (a)
  the certificate or certificates representing Oromin Shares in respect of which the Offer is being accepted and Rights Certificates, if applicable (see "SRP Rights" below);

  (b)
  the Letter of Transmittal (or a manually signed facsimile copy), properly completed and duly signed, with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

  (c)
  all other documents required by the terms of the Offer and the Letter of Transmittal.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Oromin Shares directly with the Depositary.

        The signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution) if it is signed by a person other than the registered owners of the Oromin Shares being deposited, or if the Oromin Shares not purchased are to be returned to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Oromin, or if payment of the consideration under the Offer is to be issued in the name of a person other than the registered owner(s) of the Oromin Shares being deposited. If a Letter of Transmittal is executed by a person other than the registered holder of the Oromin Shares represented by the certificates (and Rights Certificates, if applicable) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

        The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Oromin Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading "Procedure for Guaranteed Delivery" or in compliance with the procedures for book-entry transfers set out below under the heading "Acceptance by Book-Entry Transfer".

Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and deposit Oromin Shares pursuant to the Offer and (i) the certificate(s) representing such Shareholder's Oromin Shares are not immediately available, (ii) such Shareholder cannot deliver the certificates, the Letter of Transmittal and all other required documents to the Depositary by the Expiry Time, or (iii) such Shareholder cannot comply with the procedures for book-entry transfer on a timely basis, those Oromin Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery printed on yellow paper (or a manually signed facsimile thereof) together with a guarantee to deliver, by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

  (c)
  the certificate or certificates representing the Deposited Oromin Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal, and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after the Expiry Date; and

  (d)
  in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

        If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Oromin Shares deposited with a subsequent Letter of Transmittal, the election (or deemed election) made in the Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in such subsequent Letter of Transmittal.

        The Notice of Guaranteed Delivery must be delivered by mail, hand or courier or transmitted by electronic facsimile to the Depositary only at its principal office in Toronto, Ontario at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Oromin Shares and, if applicable, SRP Rights and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

        Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX into the Depositary's account at CDS is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of Oromin Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of the Oromin Shares through the CDS book-entry transfer system will constitute a valid tender under the Offer.

        Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit under and in accordance with the terms of the Offer.

        Participants of CDS should contact the Depositary with respect to the deposit of their Oromin Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Oromin Shares under the terms of the Offer.

        Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message (as described below) in respect thereof or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder's Oromin Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of Oromin Shares may be effected through book-entry transfer at DTC, either an Agent's Message in respect thereof, or a Letter of Transmittal, properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent's Message should be sent to the Depositary and Information Agent.

        The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Oromin Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Teranga may enforce such agreement against such participant. Shareholders who hold their Oromin Shares in an account maintained by DTC may not be eligible for electronic settlement for the issuance of Teranga Shares through book-entry transfer. In that event, DTC Participants should send a physical Letter of Transmittal to the Depositary with clear issuance instructions, along with the original Agent's Message reference number.

SRP Rights

        Unless waived by Teranga, Shareholders are required to deposit one SRP Right under the Shareholder Rights Plan for each Deposited Oromin Share in order to effect a valid deposit of such Oromin Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Teranga for the Deposited Oromin Shares will be allocated to the SRP Rights. The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Oromin Shares:

  (a)
  if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Oromin, a deposit of Oromin Shares will also constitute a deposit of the associated SRP Rights;

  (b)
  if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Oromin prior to the time Oromin Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and

  (c)
  if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Oromin Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit, the Shareholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out above under the heading, "Procedure for Guaranteed Delivery".

        Note that, in any case, a deposit of Oromin Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares by the Shareholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. Teranga reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Deposited Oromin Shares by Teranga for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Oromin Shares deposited by the Shareholder.

Holders of Convertible Securities

        The Offer is made only for the Oromin Shares and the associated SRP Rights and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Oromin Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Oromin Shares and SRP Rights at or prior to the Expiry Time, or in sufficient time to comply with the procedures set out above under the heading "Procedure for Guaranteed Delivery".

General Matters

        The Offer will be deemed to be accepted by Shareholders only if the Depositary actually has received the requisite documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or before the Expiry Time. In all cases, payment for Oromin Shares deposited and taken up by Teranga will be made only after timely receipt by the Depositary of (i) certificate(s) representing the Oromin Shares (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Oromin Shares, as applicable) and, if applicable, Rights Certificates, (ii) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Oromin Shares, with the signature(s) guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal or an Agent's Message in lieu of a Letter of Transmittal, and (iii) all other required documents.

        The method of delivery of certificates representing Oromin Shares and, if applicable, Rights Certificates (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other documents is at the option and risk of the person depositing such documents. Teranga recommends that certificates, the accompanying Letter of Transmittal, the Notice of Guaranteed Delivery and any other documents be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, Teranga recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual physical receipt by the Depositary.

        All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Deposited Oromin Shares, including the propriety and effect of the execution of the Letter of Transmittal, will be determined by Teranga in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Teranga reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. Teranga reserves the absolute right to waive any defects or irregularities in the deposit of any Oromin Shares. There shall be no obligation on Teranga, the Depositary, or any other person to give notice of any defect or irregularity in acceptance and no liability shall be incurred or suffered by any of them to any person for failure to give such notice. Teranga's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

        Teranga reserves the right to permit the Offer to be accepted in a manner other than as set out in this Section 3.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Oromin Shares directly with the Depositary.

        Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

        Shareholders should contact the Depositary and Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Oromin Shares with the Depositary.

Dividends and Distributions

        Subject to the terms and conditions of the Offer and subject, in particular, to Oromin Shares being validly withdrawn by or on behalf of a depositing Shareholder, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to Teranga all right, title and interest in and to the Oromin Shares covered by the Letter of Transmittal or book-entry transfer (collectively, the "Deposited Oromin Shares") and in and to all rights and benefits arising from such Deposited Oromin Shares including, without limitation, any and all distributions, dividends, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Oromin Shares or any of them on and after the date of the Offer, including, without limitation, any distributions, dividends or payments on such distributions, dividends, payments, securities, property, rights, assets or other interests (collectively, "Distributions"). Alternatively, if any such Distribution is delivered or paid to any depositing Shareholder, then, if Teranga takes up and pays for such Oromin Shares, at the sole discretion of Teranga, Teranga may deduct the full amount or value of such Distribution from the consideration payable to such depositing Shareholder (as calculated by Teranga in its sole discretion) under the Offer.

Powers of Attorney

        The execution of a Letter of Transmittal (or, in the case of Oromin Shares deposited by book-entry transfer of Oromin Shares, by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the "Effective Time") that Teranga takes up the Deposited Oromin Shares, each director and officer of Teranga, and any other person designated by Teranga, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Oromin Shares (which Deposited Oromin Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "Oromin Purchased Securities") with respect to such Oromin Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

  (a)
  to register or record the transfer and/or cancellation of such Oromin Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Oromin;

  (b)
  for so long as any such Oromin Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Teranga, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Teranga in respect of any or all Oromin Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Oromin Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Oromin;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder and/or designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the Shareholder in respect of such Distributions for all purposes; and

  (d)
  to exercise any other rights of a Shareholder with respect to such Oromin Purchased Securities, all as set out in the Letter of Transmittal.

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Oromin Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Oromin Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Oromin Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, "Withdrawal of Deposited Oromin Shares".

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Oromin Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Oromin and, except as may otherwise be agreed with Teranga, not to exercise any of the other rights or privileges attached to the Oromin Purchased Securities, and agrees to execute and deliver to Teranga any and all instruments of proxy, authorizations or consents in respect of all or any of the Oromin Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Teranga as the proxy or the proxy nominee or nominees of the holder of the Oromin Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Oromin Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of Teranga, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Oromin

Purchased Securities to Teranga. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement, Shareholders' Representations and Warranties

        The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between the depositing Shareholder and Teranga, effective immediately following the time at which Teranga takes up such Deposited Oromin Shares, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes representations and warranties of the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Oromin Shares and all rights and benefits arising from such Deposited Oromin Shares including, without limitation, any Distributions, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Oromin Shares and any Distributions deposited under the Offer, (iii) the Deposited Oromin Shares and Distributions deposited under the Offer have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Oromin Shares or Distributions deposited under the Offer, to any person, (iv) the deposit of the Deposited Oromin Shares and Distributions complies with applicable Laws, and (v) when the Deposited Oromin Shares are taken up and paid for by Teranga, Teranga will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.     Conditions of the Offer

        Notwithstanding any other provision of the Offer, but subject to applicable Laws, and in addition to (and not in limitation of) Teranga's right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, "Extension, Variation or Changes in the Offer", Teranga has the right to withdraw the Offer and not take up and pay for any Deposited Oromin Shares, and will have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Deposited Oromin Shares, unless all of the following conditions are satisfied or, where permitted, waived by Teranga (in its sole discretion) at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Oromin Shares which are necessary to constitute:

  (i)
  at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis), including Oromin Shares held by Teranga and its affiliates; and

  (ii)
  a "majority of the minority" in the context of a Subsequent Acquisition Transaction to be voted upon under MI 61-101

    (collectively, the "Minimum Tender Condition");

  (b)
  Teranga shall have determined, in its sole judgment that on terms and conditions satisfactory to Teranga, the Shareholder Rights Plan (and any other Shareholder rights plan adopted by Oromin) does not and will not adversely affect the Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Oromin Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (c)
  Teranga shall have determined in its sole judgment that none of Oromin or any of its entities, nor any third party, shall have taken any action or failed to take any action, or shall have disclosed a previously undisclosed action, or authorized, recommended, proposed or announced the intention to take any action or event, having or which might have the effect of impairing the ability of Teranga to acquire Oromin Shares, affecting Oromin's indirect interest in the OJVG Golouma Gold Project or otherwise materially diminishing the expected economic value to Teranga of the acquisition of Oromin Shares or making it inadvisable in Teranga's sole judgment for Teranga to proceed with the Offer and/or with the taking up and paying for Oromin Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and/or with the implementation of Teranga's plans as described in Section 7 of the Circular, "Purpose of the Offer and Teranga's Plans for Oromin", in each case unless the same is acceptable to Teranga, including, without limitation:

    (i)
    any issuance of securities (other than in connection with exercise of vested Convertible Securities outstanding on the date hereof or, if applicable, the issuance of 195,000 additional Oromin Shares to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin) or options or other rights to purchase securities by Oromin or any of its entities, conditional or otherwise;

    (ii)
    acquiring or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Oromin Shares or other securities of Oromin or any of its entities;

    (iii)
    declaring, paying, authorizing or making any payment, distribution or dividend on any of Oromin's securities;

    (iv)
    altering or proposing to alter any material term of any outstanding security;

    (v)
    issuing or selling, or authorizing or proposing the issuance or sale of, any debt securities or otherwise incurring, authorizing, committing to incur or proposing the incurrence of any debt or the making of any loans or advances or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person;

    (vi)
    any purchase, licence, lease or other acquisition of an interest in assets or securities that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis;

    (vii)
    any action or event with respect to, or any agreement, proposal, offer or understanding relating to, any sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing with any of the assets of Oromin or any of its entities, including, without limitation, granting an interest to any person in OJVG, Société des Mines de Golouma S.A. or the OJVG Golouma Gold Project, other than any such sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing between Oromin, any entity which is a wholly-owned subsidiary of Oromin, OJVG and Société des Mines de Golouma S.A. as of the date of the Offer or that, individually or in the aggregate, is not material to Oromin and its entities on a consolidated basis;

    (viii)
    any action or event related to any take-over bid (other than the Offer) or tender offer (including, without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, business combination, share exchange, liquidation, dissolution, winding up or similar transaction involving Oromin or any of its entities (each an "Alternative Oromin Transaction");

    (ix)
    making or committing to make, or otherwise incurring any obligation in respect of, any material capital expenditure that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis, other than such commitments or obligations in respect of which Oromin has entered into legally binding agreements prior to the date of the Offer;

    (x)
    entering into, adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, option, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee of Oromin or its entities, or similar rights or other benefits;

    (xi)
    waiving, releasing, relinquishing, impairing, exercising, granting, transferring or amending any rights of material value under any material contract, license, lease, permit, authorization, concession, agreement, instrument or other document, other than in the ordinary course of business consistent with past practice and only if so doing would not in Teranga's sole judgment adversely affect Oromin or its entities considered individually or on a consolidated basis;

    (xii)
    amending, entering into or completing any joint venture agreement, other mutual co-operation agreement, shareholder agreement, distribution agreement, off-take agreement, streaming agreement or other material transaction or transactions that, individually or in the aggregate, is or are material to Oromin and its entities on a consolidated basis;

    (xiii)
    any change to Oromin's constating documents; or

    (xiv)
    any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by Oromin or any of its entities, or any agreement to engage in any of the foregoing;

  (d)
  the OJVG Shareholders Agreement, as filed by Oromin on SEDAR on August 4, 2010, is in full force and effect and has not been amended or otherwise modified in any way, unless the same is acceptable to Teranga;

  (e)
  the Teranga Requisite Vote shall have been obtained;

  (f)
  all Governmental Entity or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other Securities Regulatory Authorities) that in Teranga's sole judgment are necessary or desirable to:

  (i)
  complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (ii)
  issue and list on the TSX the Teranga Shares issuable pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (iii)
  provide a waiver from the Republic of Senegal with respect to the offer of up to a 25% interest in Société des Mines de Golouma S.A. (and/or indirectly the OJVG Golouma Gold Project) to Senegalese nationals; and

  (iv)
  prevent or avoid the occurrence of a Material Adverse Effect as a result of the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

    shall have been obtained or concluded on terms and conditions satisfactory to Teranga in its sole judgment, and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated;

  (g)
  Teranga shall have determined in its sole judgment that (x) no inquiry, act, action, suit, investigation, litigation, objection, opposition or other proceeding (whether formal or informal) shall have been commenced, announced, threatened or taken before or by, and no judgment, order or award shall have been issued by, any Governmental Entity, mediator, arbitrator or other person (whether or not having the force of Law), and (y) no Law will have been proposed, enacted, promulgated, amended or applied (including with respect to the interpretation or administration thereof), in each case unless the same is acceptable to Teranga:

  (i)
  to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to Teranga of the Oromin Shares, or the right of Teranga to own or exercise full rights of ownership of the Oromin Shares, or the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (ii)
  which has had or could have a Material Adverse Effect;

  (iii)
  which may challenge, prevent, prohibit or make uncertain the ability of, or make it inadvisable for, Teranga or its entities to proceed with, make or maintain the Offer to take up and pay for the Oromin Shares under the Offer, or to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

    (iv)
    seeking to obtain from Teranga, Oromin or its entities any material damages, directly or indirectly, in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

    (v)
    seeking to prohibit or limit the ownership or operation by Teranga of any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A, including the interest in the OJVG Golouma Gold Project, or to compel Teranga, Oromin or any of their entities to dispose of or hold separate any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A., as a result of the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction);

    (vi)
    which may represent a change in the mining or tax Laws (or the administration thereof) in Senegal; or

    (vii)
    seeking a right of first refusal, right of first offer or similar right by Bendon or Badr, or a prohibition, on or in respect of, the transfer of Oromin's indirect interest in the OJVG and/or the OJVG Golouma Gold Project, and/or prohibition on the transfer of the Oromin Shares;

  (h)
  Teranga shall have determined in its sole judgment that (i) neither Oromin nor any of its entities shall have taken or proposed to take any action, or disclosed any previously undisclosed action or intention to take any action, and no other person shall have taken or proposed to take any action, that might result in a Material Adverse Effect, and (ii) there shall not exist and shall not have occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer that might constitute or that might result in a Material Adverse Effect, in each case unless the same is acceptable to Teranga;

  (i)
  Teranga shall have determined in its sole judgment that there shall not have occurred, developed or come into effect or existence any event, action, state of affairs, condition or financial occurrence of national or international consequence or any Law, or change thereof, action, inquiry or other occurrence of any nature whatsoever that materially adversely affects or would reasonably be expected to materially adversely affect the financial, banking or capital markets in Australia, Europe, Africa or Canada, in each case unless the same is acceptable to Teranga;

  (j)
  Teranga shall have determined in its sole judgment that (i) no right, franchise, concession, permit, lease or licence of Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities has been or may be impaired or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for Deposited Oromin Shares, the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise and (ii) no covenant, term or condition exists in any contract, agreement, indenture or other instrument that was not publicly disclosed as at the date of the Offer and to which Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities is a party or to which they or any of their properties or assets are subject, which in the case of either (i) or (ii) might make it inadvisable for Teranga to proceed with the Offer or with taking up and paying for the Deposited Oromin Shares or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction, in each case unless the same is acceptable to Teranga;

  (k)
  Teranga shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Oromin with any securities regulatory authority in Canada or elsewhere, in each case unless the same is acceptable to Teranga;

  (l)
  Teranga shall have been provided with, or been given access to, in a timely manner, all non-public information relating to Oromin and its entities, including access to management of Oromin, as has been or may on or after the date of the Offer be given, provided or made available by Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities to any other potential acquiror considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving, OJVG, Société des Mines de Golouma S.A. or any of their respective entities on substantially the same terms and conditions as have been imposed on or as may be imposed on any such other potential acquiror, provided that no such term or condition shall be imposed on Teranga that would be inconsistent with or would render Teranga unable to make the Offer or a revised offer, to take up and pay for any Deposited Oromin Shares under the Offer or a revised offer or to complete the acquisition of the Oromin Shares pursuant to the terms of the Offer or a revised offer or to effect any Compulsory Acquisition or any Subsequent Acquisition Transaction; and

  (m)
  The Bendon Litigation shall have been dismissed or otherwise resolved to the satisfaction of Teranga, as determined by Teranga in its sole discretion, in each case unless the same is acceptable to Teranga.

        Teranga reserves the right to terminate the Offer at any time if Teranga enters into a written agreement with Oromin relating to an Alternative Oromin Transaction.

        The foregoing conditions are for the exclusive benefit of Teranga and may be asserted by Teranga at any time regardless of the circumstances giving rise to any such assertion, including, without limitation, any action or inaction by Teranga. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. Teranga may, in its sole discretion, waive any of the foregoing conditions with respect to the Offer, in whole or in part, at any time and from time to time both before and after the Expiry Time, without prejudice to any other rights that Teranga may have. The failure by Teranga at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time by Teranga. Any determination by Teranga concerning any events or other matters described in this Section 4 will be final and binding upon all persons for purposes of the Offer.

        Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by Teranga to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, Teranga will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Shareholders in the manner set forth below in Section 10 of the Offer to Purchase, "Notice and Delivery" and will provide a copy of such notice to the TSX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. In the event of any waiver, all Deposited Oromin Shares not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Teranga in accordance with the terms of the Offer. If the Offer is withdrawn, Teranga will not be obligated to take up or pay for any Deposited Oromin Shares and the Depositary will promptly return all Deposited Oromin Shares in accordance with Section 8 of the Offer to Purchase, "Return of Deposited Oromin Shares".

5.     Extension, Variation and Changes in the Offer

        The Offer is open for acceptance from the date of the Offer until, but not after, the Expiry Time, subject to extension or variation in Teranga's sole discretion, unless the Offer is extended or withdrawn.

        Subject to the limitations hereafter described, Teranga reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer to Purchase, "Notice and Delivery", to all registered Shareholders to whom the Offer was required to be sent and whose Oromin Shares have not been taken up prior to the extension or variation and to all holders of Convertible Securities. Teranga shall promptly make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

        Where the terms of the Offer are varied (except a variation consisting solely of the waiver of a condition and any extension resulting from the waiver), the Offer will not expire before 10 days after the date of the notice of variation, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by Securities Regulatory Authorities.

        If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase or the Circular, as amended from time to time, or in any notice of change or notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Teranga or of an affiliate of Teranga unless it is a change in a material fact relating to the Teranga Shares), Teranga will promptly give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer to Purchase, "Notice and Delivery", to all Shareholders whose Oromin Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. In addition, Teranga will promptly issue and file a news release regarding the change in information and file a copy of the notice of change with the TSX and the Securities Regulatory Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. A variation in the terms of the Offer does not constitute a change in information.

        Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by Teranga if all of the terms and conditions of the Offer, except those waived by Teranga, have been fulfilled or satisfied, unless Teranga first takes up all Deposited Oromin Shares that have not been withdrawn.

        During an extension or in the event of any variation of the Offer or change in information, all Deposited Oromin Shares that have not been taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Teranga in accordance with the terms hereof, subject to Section 7 of the Offer to Purchase, "Withdrawal of Deposited Oromin Shares". An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Teranga of its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer".

        If, prior to the Expiry Time, the consideration being offered for the Oromin Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Oromin Shares are taken up under the Offer, whether or not such Oromin Shares were taken up before the increase.

6.     Take-Up of and Payment for Deposited Oromin Shares

        If all of the conditions described in Section 4 of the Offer to Purchase, "Conditions of the Offer", have been satisfied or, where permitted, waived at or prior to the Expiry Time, Teranga will become obligated to take up and pay for the Deposited Oromin Shares that have not been properly withdrawn not later than 10 days after the Expiry Time. Any Oromin Shares taken up will be paid for and Teranga Shares will be issued as soon as possible, and in any event not later than three business days after taking up the Oromin Shares. Any Oromin Shares deposited under the Offer after the date on which Oromin Shares are first taken up by Teranga under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten days after such deposit.

        Teranga will be deemed to have taken up and accepted for payment Deposited Oromin Shares that have not been withdrawn under the Offer if, as and when Teranga gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, Teranga expressly reserves the right, in its sole discretion to, on, or after the initial Expiry Time, withdraw the Offer and not take up or pay for any Oromin Shares if any condition specified in Section 4 of the Offer to Purchase, "Conditions of the Offer", is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. Teranga will not, however, take up and pay for any Deposited Oromin Shares unless it simultaneously takes up and pays for all Oromin Shares then validly deposited under the Offer.

        Teranga will pay for Deposited Oromin Shares that have not been withdrawn by providing the Depositary with the consideration in the form of sufficient certificates for Teranga Shares for transmittal to persons depositing Oromin Shares under the Offer.

        The Depositary will act as the agent of the persons who have deposited Oromin Shares under the Offer for the purposes of receiving payment from Teranga and transmitting such payment to such persons. Receipt by the Depositary of the share certificates representing the consideration under the Offer shall be deemed to constitute receipt of payment by persons depositing Oromin Shares under the Offer.

        Settlement with each Shareholder who has deposited (and not withdrawn) Oromin Shares under the Offer will be made by the Depositary delivering or causing to be delivered certificates, if any, representing Teranga Shares (or, in the case of Oromin Shares deposited by book-entry transfer, crediting the Teranga Shares to the account of CDS, from which such book-entry transfer was made), in the amounts to which the person depositing Oromin Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the certificate, if any, representing Teranga Shares (or, in the case of Oromin Shares deposited by book-entry transfer, the credit of Teranga Shares) will be issued in the name of the registered holder of the Oromin Shares so deposited. Unless the person depositing the Oromin Shares instructs the Depositary to hold the certificate for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Oromin. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, Teranga may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

7.     Withdrawal of Deposited Oromin Shares

        Except as otherwise provided in this Section 7 of the Offer to Purchase or as otherwise required by applicable Laws, all deposits of Oromin Shares under the Offer are irrevocable. Deposited Oromin Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable Laws):

  (a)
  at any time before the Oromin Shares have been taken up by Teranga;

  (b)
  if the Oromin Shares have not been paid for by Teranga within three business days after having been taken up; or

  (c)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase and Circular, as amended from time to time, or in any notice of change or notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Teranga or its affiliates unless it is a change in a material fact relating to the Teranga Shares being offered), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Oromin Shares where the Expiry Time is not extended for more than ten days after the notice of variation);

    is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Securities Regulatory Authorities) and only if such Deposited Oromin Shares have not been taken up by Teranga at the date of the notice.

        Withdrawals of Deposited Oromin Shares must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Oromin Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal must:

  (a)
  be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

  (b)
  be made by or on behalf of the depositing Shareholder;

  (c)
  be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Oromin Shares being withdrawn; and

  (d)
  specify that person's name, the number of Oromin Shares to be withdrawn, the name of the registered holder of, and the certificate number shown on each certificate evidencing the Oromin Shares to be withdrawn.

        Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery, except where the Oromin Shares were deposited for the account of an Eligible Institution.

        If Oromin Shares have been deposited pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must also specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Oromin Shares and must otherwise comply with the procedures of CDS or DTC, as applicable. Shareholders who hold their Oromin Shares in an account maintained by DTC may not be eligible for electronic settlement for the issuance of Teranga Shares through book-entry transfer. In that event, DTC Participants should send a physical Letter of Transmittal to the Depositary with clear issuance instructions, along with the original Agent's Message reference number.

        A withdrawal of Deposited Oromin Shares can only be accomplished in accordance with the procedure set forth in this Section 7 of the Offer to Purchase, "Withdrawal of Deposited Oromin Shares". The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed withdrawal notice.

        Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Deposited Oromin Shares that are earlier than those specified above. Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance.

        All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by Teranga in its sole discretion and such determinations shall be final and binding. There is no duty or obligation of Teranga, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

        If Teranga extends the period of time during which the Offer is open, is delayed in taking up or paying for the Oromin Shares or is unable to take up or pay for the Oromin Shares for any reason, then, without prejudice to Teranga's other rights, the Oromin Shares may, subject to applicable Laws, be retained by the Depositary on behalf of Teranga, together with any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the Offer or in respect of the Oromin Shares, and such Oromin Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Laws.

        Withdrawals cannot be rescinded and any Oromin Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Oromin Shares may be re-deposited at any time before the Expiry Time by again following one of the procedures described in Section 3 of the Offer to Purchase, "Manner for Acceptance".

        In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 24 of the Circular, "Statutory Rights".

8.     Return of Deposited Oromin Shares

        Any Deposited Oromin Shares that are not taken up and paid for by Teranga pursuant to the terms and conditions of the Offer for any reason, will be returned, at the expense of Teranga, to the depositing Shareholder as soon as practicable following the Expiry Time or any withdrawal of the Offer, by either (i) sending certificates representing the Oromin Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Oromin, or (ii) in the case of Oromin Shares deposited by book-entry transfer of such Oromin Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Acceptance by Book-Entry Transfer", such Oromin Shares will be credited to the depositing holder's account maintained with CDS or DTC, as applicable.

9.     Changes in Capitalization of Oromin; Adjustments; Liens

        If, on or after the date of the Offer, Oromin should divide, combine, reclassify, consolidate, convert or otherwise change any of the Oromin Shares or its capitalization, issue any Oromin Shares (except on the conversion of the Convertible Securities outstanding at the date hereof), or issue, grant or sell any Convertible Securities or other rights to purchase Oromin Shares, or disclose that it has taken or intends to take any such action, then Teranga may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer", make such adjustments as it deems appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change in the number of Teranga Shares to be issued or other terms of the Offer. See "Extension, Variation and Changes in the Offer" in Section 5 of the Offer to Purchase.

        If, on or after the date of the Offer, Oromin should declare, set aside or pay any distribution or dividend, or declare, make or pay any other payment on, or declare, allot, reserve or issue any securities, rights or other interests with respect to any Oromin Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Teranga or its nominees or transferees on the securities register maintained by or on behalf of Oromin in respect of Oromin Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer") the whole of any such distribution, dividend, payment, securities, property, rights, assets or other interests will be received and held by the depositing Shareholder for the account of Teranga and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Teranga, accompanied by appropriate documentation of transfer. Pending such remittance, Teranga will be entitled to all rights and privileges as the owner of any such distribution, dividend, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by Teranga under the Offer or deduct from the consideration payable by Teranga under the Offer the amount or value thereof, as determined by Teranga in its sole discretion. Alternatively, if any such distribution, dividend, payment, securities, property, rights, assets or other interests is delivered or paid to any depositing Shareholder, then, if Teranga takes up and pays for such Oromin Shares, at the sole discretion of Teranga, Teranga may deduct the full amount or value of such distribution, dividend, payment, securities, property, rights, assets or other interests from the consideration payable to such depositing Shareholder (as calculated by Teranga in its sole discretion) under the Offer.

        The declaration or payment of any such dividend or distribution may have tax consequences not described under Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations" or in Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations".

        Oromin Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Teranga free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Oromin Shares, whether or not separated from the Oromin Shares.

10.   Notice and Delivery

        Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice which Teranga or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Shareholders if it is mailed by first class mail, postage prepaid, to such registered Shareholders (and to registered holders of Convertible Securities) at their respective addresses as shown on the register maintained by or on behalf of Oromin in respect of the Oromin Shares and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. In the event of any interruption of mail services in Canada or the United States, Teranga intends to make reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada or the United States are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which Teranga or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through their facilities or if it is published in a newspaper or newspapers of general circulation in Toronto or New York or if it is given to the Marketwire for dissemination through its facilities.

        The Offer to Purchase and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of Convertible Securities) by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and Teranga will use its reasonable efforts to furnish such documents to investment advisors, stockbrokers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Oromin in respect of the Oromin Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Oromin Shares where such listings are received.

        These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and Teranga or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

        Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal.

11.   Mail Service Interruption

        Notwithstanding the provisions of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if Teranga determines that delivery thereof by mail may be delayed. Persons entitled to share certificates and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the certificate(s) for Oromin Shares were delivered until such time as Teranga has determined that delivery by mail will no longer be delayed. Teranga shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer to Purchase, "Notice and Delivery". Notwithstanding Section 6 of the Offer to Purchase, "Take-Up of and Payment for Deposited Oromin Shares", share certificates and/or any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.   Market Sales of Oromin Shares

        Although Teranga has no present intention to sell Oromin Shares taken up under the Offer, Teranga reserves the right to make or enter into agreements, commitments or understandings at or prior to the Expiry Time to sell any of such Oromin Shares after the Expiry Time, subject to applicable Laws and to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the Securities Act (Ontario), as applicable.

        For the purpose of this Section 12, "Teranga" includes Teranga and any person acting jointly or in concert with Teranga.

13.   Other Terms of the Offer

        The provisions of the Glossary, the Summary Term Sheet, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

        The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and all Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

        No person has been authorized to give any information or to make any representation on behalf of Teranga or any of its affiliates other than as contained in the Offer to Purchase and the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by Teranga. No broker, dealer or other person shall be deemed to be the agent of Teranga, the Depositary and Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Teranga by brokers or dealers licensed under the Laws of such jurisdiction.

        Teranga reserves the right to transfer to one or more affiliates of Teranga the right to purchase all or any portion of the Deposited Oromin Shares, but such transfer will not relieve Teranga of its obligations under the Offer and will in no way prejudice the rights of persons depositing Oromin Shares to receive payment for Deposited Oromin Shares that have been accepted for payment under the Offer.

        Teranga is entitled, in its sole discretion, to make a final and binding determination of all questions relating to the interpretation of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (including, without limitation, the satisfaction or non-satisfaction of any condition), the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Oromin Shares and accompanying documents deposited pursuant to the Offer and any notice of withdrawal of Oromin Shares, the due completion of the Letter of Transmittal or the Notice of Guaranteed Delivery. Teranga reserves the absolute right to reject any and all deposits which Teranga determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. Teranga reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any Oromin Share and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on Teranga, the Depositary and Information Agent or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, Teranga or its agents may, in their sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

        The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under applicable Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: June 19, 2013

TERANGA GOLD CORPORATION

Richard Young President and Chief Executive Officer

 CIRCULAR

        This Circular is furnished by Teranga in connection with the accompanying Offer to Purchase dated June 19, 2013. The terms and provisions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular and Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in this Circular but not defined herein shall, unless the context requires otherwise, have the meanings ascribed to them under the heading "Glossary" at the front of the Offer to Purchase.

        Unless otherwise indicated, the information concerning Oromin contained in this Circular has been taken from or is based upon publicly available documents and records of Oromin on file with the Securities Regulatory Authorities and other public sources at the time of the Offer. Although Teranga has no knowledge which would indicate that any of the statements contained herein and taken from or based on such information is untrue or incomplete, neither Teranga nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information, or for any failure by Oromin to disclose publicly events or facts which may have occurred and which are unknown to Teranga and may affect the significance or accuracy of any such information. Unless otherwise indicated, information concerning Oromin is given as of May 31, 2013. Unless otherwise specified, all references to the number of Oromin Shares outstanding are based on the number of Oromin Shares outstanding, as at February 28, 2013, as publicly disclosed in Oromin's management discussion and analysis for the year ended February 28, 2013.

1.     Teranga Gold Corporation

Corporate Overview

        Teranga is a Canadian based gold company committed to responsible mining and sustainable development in the communities in which it operates. Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development.

        Teranga was created to acquire the Sabodala gold project in Senegal (including the producing Sabodala gold mine) and certain exploration properties from Mineral Deposits Limited pursuant to the IPO Transaction. Teranga took over operational control of the Sabodala gold mine on November 23, 2010, the date of the Demerger, and the IPO Transaction was completed on December 7, 2010. Teranga's activities since the Demerger have been centered in Senegal on the Sabodala gold project, which includes the producing Sabodala gold mine, as well as its regional exploration land package.

        Teranga was incorporated on October 1, 2010 under the CBCA. Teranga is a reporting issuer or the equivalent in each of the provinces in Canada, other than Québec, and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com.

        Teranga's head and registered office is at 121 King Street West, Suite 2600, Toronto, Ontario, M5H 3T9, Canada.

        At the date of the Offer, Teranga has beneficial ownership of 18,699,500 Oromin Shares. Excluding its interest in Oromin, Teranga has five material subsidiaries, including the Senegalese operating company which operates the Sabodala gold mine. Set forth below is a chart reflecting Teranga's organizational structure and each of its material subsidiaries, as well as the percentage of ownership and jurisdiction of incorporation or continuance of each such subsidiary.

(1)
The Government of Senegal holds the remaining 10% of Sabodala Gold Operations SA, and of the 90% held by Sabodala Gold (Mauritius) Limited, 0.5% is held by certain nominee directors thereof in accordance with the requirements of applicable Senegalese laws.

Description of the Business

        Currently, Teranga's principal focus is the production and sale of gold from the Sabodala gold project, and the exploration and development of Teranga's exploration land package located in Senegal, West Africa, within the West African Birimian geological belt. Teranga recorded an annual profit attributable to shareholders of US$79.9 million (US$0.33 per Teranga Share) in 2012 up from a loss attributable to shareholders of US$16.0 million (US$0.07 loss per Teranga Share) in 2011, and gold production for 2012 was within Teranga's guidance range of 210,000 - 225,000 ounces at 214,310 ounces, 63% higher than for the same period in 2011. Total cash costs for 2012 were also within Teranga's guidance range of US$600 - US$650 per ounce, at US$627 per ounce sold compared to US$782 per ounce for the twelve months ended December 31, 2011, a reduction of 20%.

The Sabodala Gold Project

        The Sabodala gold project includes the Sabodala gold mine, which was the first and remains the only large-scale gold mine to come into operation in Senegal, and a gold processing plant. Teranga's Sabodala Mining License was awarded by a Presidential Decree of the Republic of Senegal signed April 30, 2007. The Presidential Decree awarded a 10 year mining concession renewable for one or more successive periods of not more than 10 years, and other fiscal incentives. The mine is operated by SGO, a Senegalese company which is 90% owned by a subsidiary of Teranga, with the remaining 10% owned by the Government of Senegal.

        Construction and development of the Sabodala mine and plant occurred throughout 2008 with full commissioning occurring in early 2009. The mine is located 650 km east of the capital of Senegal, Dakar within the West African Birimian geological belt in Senegal, and about 90 km from major gold mines in Mali.

        In 2012 the Sabodala gold plant was expanded to increase capacity from a nominal 2 Mtpa to approximately 4 Mtpa. A new mill and downstream processing plant were commissioned in the second quarter of 2012, and a secondary crusher and new stockpile/reclaim facilities were completed at the end of the second quarter of 2012 and commissioned in the third quarter of 2012. Additions to the processing plant included a partial secondary crushing facility and new stockpile/reclaim facilities to de-bottle-neck the semi-autogenous (SAG) mill, a second ball mill and additional carbon-in-leach capacity. The Sabodala power station has been expanded to 36 MW capacity with the addition of a new 6 MW unit.

        With the completion of the Sabodala plant expansion, and mill optimization efforts ongoing, Teranga expects to maintain an annual production profile of 200,000 ounces, while also enabling the company to process ore from new projects that are identified. The 200,000 ounce annual production profile (based on existing proven and probable reserves) is anticipated for the next 4 years, thereafter it will be dependent on continued success from exploration activities within the Sabodala Mining License and the Regional Exploration Program, or from additional ounces acquired through the acquisition of nearby deposits.

Reserves and Resources

        The mineral resources and reserves as at December 31, 2012 are set forth in Tables 1 and 2 below, and update the mineral reserve and resource estimates in Teranga's technical report with an effective date of December 31, 2011 by AMC Mining Consultants (Canada) Ltd (the "Sabodala Technical Report") and authored by Mr. S. G. Mlot and Ms. J. C. Martin of AMC Mining Consultants (Canada) Ltd, Mr. A. Riles, and Mr. B. H. van Brunt (formerly of Teranga), each of whom is a "qualified person", as that term is defined in NI 43-101. The Sabodala Technical Report is available at www.sedar.com.

Table 1: Mineral Resources Estimate as at December 31, 2012

	Measured			Indicated			Measured and Indicated
	Tonnes (Mt)	Grade (g/t)	Au (Moz)	Tonnes (Mt)	Grade (g/t)	Au (Moz)	Tonnes (Mt)	Grade (g/t)	Au (Moz)

Sabodala	28.06	1.24	1.12	31.47	0.96	0.97	59.53	1.09	2.09
Sutuba	—	—	—	0.50	1.27	0.02	0.50	1.27	0.02
Niakafiri	0.30	1.74	0.02	10.50	1.10	0.37	10.70	1.12	0.39
Gora	0.49	5.27	0.08	1.84	4.93	0.29	2.32	5.00	0.37

Total	28.85	1.32	1.22	44.31	1.16	1.65	73.05	1.22	2.87

	Inferred
Area	Tonnes (Mt)	Grade (g/t)	Au (Moz)

Sabodala	12.36	0.87	0.35
Niakafiri	7.20	0.88	0.21
Niakafiri West	7.10	0.82	0.19
Soukhoto	0.60	1.32	0.02
Gora	0.21	3.38	0.02
Diadiako	2.90	1.27	0.12
Majiva	2.60	0.64	0.05
Masato	19.18	1.15	0.71

Total	52.15	1.00	1.67

Notes:

(1)
CIM definitions were used for Mineral Resources.

(2)
Mineral Resource cut off grades for Sabodala and Sutuba are 0.2 g/t Au for oxide and 0.35 g/t Au for fresh.

(3)
Mineral Resource cut off grades for Niakafiri are 0.3 g/t Au for oxide and 0.5 g/t Au for fresh.

(4)
Mineral Resource cut off grade for Gora is 0.5 g/t Au for oxide and fresh.

(5)
Mineral Resource cut off grade for Niakafiri West and Soukhoto is 0.3 g/t Au for oxide and fresh.

(6)
Mineral Resource cut off grade for Diadiako and Majiva is 0.2 g/t Au for oxide and fresh.

(7)
Mineral Resources cut off grade for Masato is 0.35 g/t Au for fresh.

(8)
Measured Resources include stockpiles which total 7.32 Mt at 1.02 g/t Au for 0.24 Mozs.

(9)
High grade assays were capped at 10 g/t and 15 g/t Au at Sabodala, 20 g/t to 70 g/t Au at Gora, 10 g/t Au at Soukhoto and 20 g/t Au at Masato.

(10)
The figures above are "Total" Mineral Resources and include Mineral Reserves.

(11)
Sum of individual amounts may not equal due to rounding.

Table 2: Mineral Reserves Estimate as at December 31, 2012

	Proven			Probable			Proven and Probable
Deposit	Tonnes (Mt)	Grade (g/t)	Au (Moz)	Tonnes (Mt)	Grade (g/t)	Au (Moz)	Tonnes (Mt)	Grade (g/t)	Au (Moz)

Sabodala	6.55	1.50	0.315	11.07	1.24	0.443	17.62	1.34	0.758
Sutuba	—	—	—	0.37	1.40	0.017	0.37	1.40	0.017
Niakafiri	0.23	1.69	0.013	7.58	1.12	0.274	7.81	1.14	0.287
Gora	0.57	4.07	0.074	1.53	4.27	0.210	2.10	4.22	0.284
Stockpiles	7.32	1.02	0.240	—	—	—	7.32	1.02	0.240

Total	14.67	1.36	0.642	20.56	1.43	0.944	35.23	1.40	1.586

Notes:

(1)
CIM definitions were used for Mineral Reserves.

(2)
Mineral Reserve cut off grades for Sabodala, Sutuba and Niakafiri are 0.35 g/t Au for oxide and 0.5 g/t Au for fresh.

(3)
Mineral Reserve cut off grade for Gora is 0.5 g/t Au.

(4)
Gold price of US$1,500 per ounce used.

(5)
Proven Reserves include stockpiles which total 7.32 Mt at 1.02 g/t Au for 0.24 Mozs.

(6)
Sum of individual amounts may not equal the total due to rounding.

The technical information contained in this "Reserves and Resources" section that relates to mineral resources is based on information compiled by Ms. Patti Nakai-Lajoie, who is a Member of the Association of Professional Geoscientists of Ontario, which is currently included as a "Recognised Overseas Professional Organization" in a list promulgated by the ASX from time to time. Ms. Nakai-Lajoie is full-time employee of Teranga and is not "independent" within the meaning of NI 43-101. Ms. Nakai-Lajoie has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" and is a "Qualified Person" under NI 43-101. Ms. Nakai-Lajoie consents to the inclusion in this Offer to Purchase and Circular of the matters based on her information in the form and context in which it appears.

The technical information contained in this "Reserves and Resources" section that relates to mineral reserves is based on information compiled by Julia Martin, P.Eng., who is a Member of the Professional Engineers Ontario as well as a Member and Chartered Professional (Mining) of The Australasian Institute of Mining and Metallurgy. Ms. Martin is a full-time employee with AMC Mining Consultants (Canada) Ltd. and is "independent" within the meaning of NI 43-101. Ms. Martin has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" and is a "Qualified Person" under NI 43-101. Ms. Martin consents to the inclusion in this Offer to Purchase and Circular of the matters based on her information in the form and context in which it appears.

Exploration

        In addition to the Sabodala Mining License, which covers approximately 33 km2, Teranga holds one of the largest gold exploration land positions in Senegal with a direct or majority controlling joint venture interest in ten exploration permits comprising approximately 1,200 km2, collectively referred to as the Regional Land Package (the "RLP"). Prior to the IPO Transaction, exploration of the RLP had largely been limited to geological mapping and interpretation and geochemical sampling. Drilling programs have commenced on targets located in the RLP that management believes have potential for at least smaller high-grade or oxide deposits as well as the potential for world-class discoveries similar to the deposits (+5 million ounces) that have been found on the same geographical gold belt in Mali (the West African Birimian geological gold belt), which is approximately 90 km from the Sabodala mine.

        Teranga is pursuing an extensive multi-year exploration program designed to test anomalies, targets and prospects that have already been identified as requiring additional analysis, to identify new targets for testing.

The regional exploration program for 2013 is focused on work on Teranga's current priority targets. Other targets will be followed up as work progresses on the RLP.

        The first of the regional exploration targets, referred to as Gora, will move, subject to receipt of all permits, from a development project to a satellite deposit, as drilling has confirmed a 285,000 ounce high-grade deposit. Teranga is targeting permitting of Gora to be completed in 2013, and to realize production from it in 2014. Gora is planned to be operated as a satellite to the Sabodala mine with limited local infrastructure and development. Ore will be trucked to, and processed at, our existing mill on a priority basis, displacing Sabodala feed as required.

        In 2012, Teranga spent approximately US$46 million on drilling, approximately US$26 million of which was spent on the Sabodala Mining License and the remaining US$20 million was spent on the RLP including the Gora deposit. In 2013, reserve development expenditures on the Sabodala Mining License have been reduced while exploration drilling on the RLP is being reduced from the initial budget for 2013. Exploration expenses for 2013 are now expected to total US$3 million, a decrease from Teranga's original guidance range of US$10 to US$15 million, while capitalized reserve development costs are now expected at the lower end of Teranga's original guidance range of US$5 to US$10 million.

Relations with the Republic of Senegal

        On May 31, 2013 Teranga announced the execution of definitive documentation with the Republic of Senegal, which included amendments to the Sabodala Mining License, certain of its exploration permits, and also includes a financial settlement agreement that addresses most of the outstanding tax assessments as well as future royalty and other payments to the Republic of Senegal. Collectively, the definitive documentation constitutes a global agreement that sets out a predictable and stable fiscal operating environment for Teranga's future investment in exploration, acquisitions and development to increase reserves and production in Senegal. The global agreement supports Teranga's plans for further growth in Senegal by:

  (a)
  setting a price and formula to allow for the acquisition of the Republic's additional participation option on deposits not on the Sabodala Mining License;

  (b)
  supporting drilling of the Niakafiri deposit on the Sabodala Mining License;

  (c)
  extending the term of the renewable Sabodala Mining License by five years to 2022 and extending five key exploration licences by a further 18 months beyond current expiry periods;

  (d)
  working with Teranga to ensure full access to exploration targets currently occupied by artisanal miners; and

  (e)
  resolving certain outstanding tax issues between Teranga and the Republic of Senegal.

Reduction of Hedge Book

        A condition of Teranga's previously existing project finance facility was the establishment of gold forward sales contracts to manage exposure to commodity price risk. As of April 15, 2013, Teranga bought back all of the remaining "out of the money" gold forward sales contracts. This allows Teranga to sell all of the gold it produces at spot prices, which is expected to result in a higher realized gold price and, in turn, higher cash margins and cash flows.

Employees

        Teranga has approximately 900 full time employees, including expatriates and Senegalese nationals, as well as 170 contract workers. This total of 1,070 workers represents the current required workforce for Teranga's Senegalese operations. Approximately 90% of Teranga's workforce is Senegalese.

Community and Social Programs

        Teranga has made significant contributions to the local Sabodala communities including: educational sponsorships; building of schools; book donations; providing water bores and borehole pumps for water supply; spraying to reduce the impact of malaria; establishing and supporting a village health clinic; sponsoring and undertaking of HIV/AIDS awareness sessions; constructing a number of all-weather access roads joining a number of villages; improving the regional roads by regular maintenance grading and improving water crossings; and providing opportunities for alternative livelihoods including poultry farming and market gardens. Teranga has also agreed to establish a social development fund payable at the closure of the Sabodala mine. The fund is targeted at US$15 million based on gold price performance over the next three years.

        In addition to initiatives aimed at improving local communities' infrastructures, Teranga also provides support to regional stakeholders and administrations. Support provided includes contribution to the regional technical high school (donations) and on-going implementation of an internship program aimed at enhancing the local workforce capacity and skills.

        A significant investment is being made in the creation of a Regional Development Strategy which was initiated in 2012 through close collaboration with a third party consultant and Teranga's key stakeholders (local, regional and national) in order to enable the people of the Sabodala area to create a sustainable community in accordance with their vision.

Description of Share Capital

        The authorized share capital of Teranga consists of an unlimited number of Teranga Shares. As at May 31, 2013, there were 245,618,000 Teranga Shares issued and outstanding.

        Holders of Teranga Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of Teranga (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Teranga Share on all matters to be voted on by shareholders at meetings of the Teranga's shareholders. Holders of Teranga Shares are entitled to receive such dividends, if, as and when declared by the Teranga Board, in their sole discretion. All dividends which the Teranga Board may declare shall be declared and paid in equal amounts per share on all Teranga Shares at the time outstanding. On liquidation, dissolution or winding up of Teranga, the holders of Teranga Shares will be entitled to receive the property of Teranga remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by Teranga. There are no pre-emptive, redemption or conversion rights attaching to the Teranga Shares. All Teranga Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.

        Assuming that all of the Oromin Shares outstanding as at May 28, 2013 are tendered to the Offer, no Convertible Securities are exercised, 195,000 additional Oromin Shares are issued to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin and that Teranga takes up and pays for such Oromin Shares under the Offer, Teranga will issue approximately 69.1 million Teranga Shares pursuant to the Offer and, as a consequence, Shareholders would hold approximately 22% of the outstanding Teranga Shares.

Dividends and Dividend Policy

        Teranga has not, since the date of its incorporation, declared or paid any dividends on the Teranga Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Teranga anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future, if any, will be determined by the Teranga Board in their sole discretion based upon, among other factors, the cash flow, results of operations and financial condition of Teranga, the need for funds to finance ongoing operations, and such other business considerations as the Teranga Board considers relevant.

Prior Distributions

        For the twelve month period prior to the date of this Offer to Purchase and Circular, Teranga has not issued any Teranga Shares or securities convertible into Teranga Shares.

Price Range and Trading Volumes of Teranga Shares

        The Teranga Shares are listed on the TSX and in the form of CHESS Depository Interests on the ASX, in each case under the trading symbol "TGZ". The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Teranga Shares on the TSX and the ASX.

	TSX			ASX
Calendar Period(1)	High	Low	Volume	High	Low	Volume
	($)	($)		(AUS$)	(AUS$)
2013
June 3-18	0.78	0.70	1,176,089	0.80	0.74	3,601,550
May	0.93	0.69	3,083,730	0.93	0.68	3,534,887
April	1.15	0.75	4,699,800	1.08	0.71	8,875,674
March	1.40	1.11	2,694,386	1.30	1.08	4,563,420
February	1.93	1.30	3,788,858	1.86	1.35	6,551,010
January	2.33	1.97	3,125,003	2.24	1.90	1,354,111
2012
December	2.35	2.16	3,518,933	2.27	2.08	2,847,662
November	2.47	2.17	2,114,042	2.35	2.04	6,323,141
October	2.37	2.14	2,194,353	2.35	2.03	4,251,747
September	2.27	2.01	1,463,421	2.25	1.96	3,796,836
August	2.05	1.67	3,644,260	1.99	1.60	3,136,900
July	1.73	1.52	7,123,393	1.68	1.47	4,111,389
June	2.19	1.53	4,572,961	2.17	1.51	6,005,466

Note:

(1)
TSX and ASX data is sourced from IPREO. Past performance should not be seen as an indicator of future performance.

        On May 31, 2013, the last trading day prior to Teranga's announcement of its intention to make the Offer, the closing prices of the Teranga Shares on the TSX and the ASX were $0.71 and AUS$0.70, respectively.

2.     Oromin Explorations Ltd.

Corporate Overview

        Oromin Explorations Ltd. is a Vancouver based mining and exploration company engaged in the acquisition, exploration, and development of mineral properties. Oromin's portfolio consists of the OJVG Golouma Gold Project located in the Republic of Senegal, West Africa.

        Oromin was incorporated pursuant to the Company Act (British Columbia) on January 25, 1980 under the name "Maple Leaf Petroleum Ltd.". On July 26, 1983, Oromin's Memorandum was amended to increase the authorized capital of Oromin from 10,000,000 common shares without par value to 20,000,000 common shares without par value and Oromin's Articles were replaced in their entirety with new articles. There were no material changes to the Articles. On April 22, 1986, Oromin's Memorandum was further amended to change the name of Oromin to "International Maple Leaf Resource Corporation", to consolidate its common shares on a one-for-five basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On September 11, 1989, Oromin's Memorandum was further amended to change the name of Oromin to "Maple Resource Corp.", to consolidate its common shares on a one-for-2.5 basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On August 14, 1992, Oromin's Articles were replaced in their entirety with new articles. There were no material changes to the Articles. Also on August 14, 1992, Oromin's Memorandum was further amended to change the name of Oromin to "Birchwood Ventures Ltd.", to consolidate its common shares on a one-for-4.4 basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On September 30, 1997, Oromin's Memorandum was further amended to change the name of Oromin to "Oromin Explorations Ltd.", to consolidate its common shares on a one-for-five basis and to increase the authorized capital to 100,000,000 common shares without par value. On February 25, 2002, it amalgamated with Fresco Developments Ltd. and its shares were exchanged for shares of the amalgamated company on a one-for-one basis, while the shares of Fresco Developments Ltd. were exchanged on the basis of one share of the amalgamated company for every two shares of Fresco Developments Ltd. Pursuant to the Notice of Articles altered February 29, 2008, the authorized capital was increased from 100,000,000 common shares to unlimited.

        Oromin is a reporting issuer or the equivalent in the provinces of British Colombia, Alberta, Manitoba and Ontario, and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces, and also with the SEC. Such documents are available on SEDAR at www.sedar.com and also on the SEC's website at www.sec.gov. See Section 2 of the Circular, "Oromin Explorations Ltd.".

        Oromin's head office is located at is located at 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 and Oromin's registered and records office is located at 1000-840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

Description of the Business

        Oromin is in the business of exploring its resource property located in Senegal, held through its interest in OJVG, with the primary aim of developing it to a stage where it can be exploited at a profit. Oromin does not have any producing properties. During the year ended February 28, 2013, Oromin was engaged in the advancement of its OJVG Golouma Gold Project in Senegal. Oromin holds a 43.5% interest in 90% of the OJVG Golouma Gold Project through its 43.5% holding in OJVG. The remaining 10% of OJVG is held by the Republic of Senegal pursuant to that country's mining legislation.

Description of Share Capital

        According to Oromin's publicly available information, Oromin has authorized capital of an unlimited number of Oromin Shares without par value, 137,173,218 of which are issued and outstanding as of May 28, 2013. If 195,000 additional Oromin Shares are issued to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin, there would be 137,368,218 Oromin Shares issued and outstanding. All shares in the capital of Oromin are of the same class and each carries the right to one vote. As at May 28, 2013, Oromin also had 13,186,000 stock options outstanding in accordance with the Incentive Plan, of which all are vested. Each vested option is exercisable for one Oromin Share.

Dividends and Dividend Policy

        According to Oromin's publicly available information, all of Oromin's available funds will be invested to finance the growth of Oromin's business and therefore Shareholders cannot expect and should not anticipate receiving a dividend on the Oromin Shares in the foreseeable future.

Prior Distributions

        Teranga is not aware, based on publicly available information, of any distribution of Oromin Shares in the past five years other than distributions of Oromin Shares:

  (a)
  pursuant to the exercise or redemption of Convertible Securities;

  (b)
  pursuant to a credit agreement dated January 31, 2013 with Sprott Resource Lending Partnership, 750,000 Oromin Shares at a deemed price of $0.75 per share at a fair value of $0.56 million, 375,000 of which have been released as at February 28, 2013, 180,000 were released on April 24, 2013 and the remaining 195,000 held in escrow;

  (c)
  pursuant to a public offering on November 16, 2010 of 10,000,000 Oromin Shares on a "bought deal" basis, at a price of $1.30 per Oromin Share for gross proceeds of $13.00 million;

  (d)
  pursuant to a public offering on August 19, 2010 of 21,562,500 Oromin Shares on a "bought deal" basis, at a price of $0.80 per Oromin Share for gross proceeds of $17.25 million;

  (e)
  pursuant to a public offering on December 2, 2009 of 8,117,850 Oromin Shares on a "bought deal" basis, at a price of $0.85 per Oromin Share for gross proceeds of $6.90 million;

  (f)
  issued for a finder's fee in respect of an oil and gas exploration property located in the Mendoza in central Argentina, 75,000 Oromin Shares at a deemed price of $0.85 per Oromin Share; and

  (g)
  pursuant to a private placement on June 19, 2009 of 28,571,429 Oromin Shares, at a price of $0.70 per Oromin Share for gross proceeds of $20.00 million.

Price Range and Trading Volumes of Oromin Shares

        The Oromin Shares are listed and posted for trading on the TSX under the symbol "OLE" and on the OTC/BB under the symbol "OLEPF". The following table sets forth, for the periods indicated, the reported high and low sale prices and the trading volume for the Oromin Shares on the TSX and the OTC/BB for each of the periods indicated:

	TSX			OTC/BB
Calendar Period(1)	High	Low	Volume	High	Low	Volume
	($)	($)		(US$)	(US$)
2013
June 3-18	0.39	0.30	4,216,504	0.38	0.29	531,130
May	0.40	0.25	1,639,911	0.40	0.25	519,717
April	0.48	0.30	1,817,331	0.44	0.28	650,918
March	0.52	0.44	2,361,630	0.53	0.44	1,059,595
February	0.79	0.55	1,281,156	0.80	0.52	303,693
January	0.83	0.74	2,058,338	0.85	0.75	416,737
2012
December	0.80	0.66	1,045,804	0.79	0.68	469,798
November	0.79	0.67	1,632,521	0.80	0.70	299,618
October	0.79	0.63	2,084,505	0.80	0.63	409,796
September	0.79	0.60	2,202,000	0.80	0.60	567,905
August	0.70	0.45	1,367,475	0.69	0.44	629,410
July	0.58	0.48	611,636	0.58	0.47	249,688
June	0.66	0.49	1,104,579	0.67	0.49	428,511

Note:

(1)
TSX and ASX data is sourced from IPREO. Past performance should not be seen as an indicator of future performance.

        On May 31, 2013, the last trading day prior to Teranga's announcement of its intention to make the Offer, the closing price of the Oromin Shares on the TSX and the OTC/BB were $0.245 and US$0.2496, respectively.

3.     Pro Forma Financial Statements

        Shareholders should refer to Appendix "A" to the Offer to Purchase and Circular for unaudited pro forma consolidated statement of financial position as at March 31, 2013 and the pro forma consolidated statements of comprehensive income/(loss) of Teranga for the three month period ended March 31, 2013 and the year ended December 31, 2012, giving effect to the proposed acquisition of all of the issued and outstanding Oromin Shares in the manner set forth therein. Such pro forma financial statements have been prepared using certain of Teranga's and Oromin's respective financial statements as more particularly described in the notes to the pro forma financial statements. Teranga has not had access to any non-public books and records of Oromin, has relied entirely on Oromin's publicly filed financial statements and is not in a position to independently assess or verify the information in Oromin's publicly filed documents, including the financial statements of Oromin that were used to prepare the pro forma financial statements. Such pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such pro forma financial statements. Any potential synergies that may be realized after consummation of the transaction have been excluded from such pro forma financial statements. Since the pro forma financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. Also, neither Teranga nor its independent auditors have had an opportunity to meet with Oromin's independent auditors to discuss Oromin's financial statements upon which the pro forma financial statements are based. Furthermore, Teranga has not obtained the consent of Oromin's independent auditors as to the use of their audit report in respect of the Oromin audited financial statements upon which the pro forma financial statements are partially derived. The data contained in the pro forma financial statements represents only a simulation of the potential impact of Teranga's acquisition of Oromin. Shareholders are cautioned to not place undue reliance on such pro forma financial statements.

4.     Documents Incorporated by Reference

        Information has been incorporated by reference in this Offer to Purchase and Circular from documents filed with the Securities Regulatory Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Investor and Stakeholder Relations of Teranga at 121 King Street West, Suite 2600, Toronto, ON, Canada M5H 3T9 (telephone: 1-416-594-0000) and are also available on SEDAR at www.sedar.com.

        The following documents filed with the Securities Regulatory Authorities by Teranga are specifically incorporated by reference into, and form an integral part of, this Offer to Purchase and Circular:

  (a)
  the management information circular of Teranga, dated May 15, 2013, in respect of the annual general and special meeting of the shareholders of Teranga to be held on June 26, 2013;

  (b)
  the unaudited interim condensed consolidated financial statements of Teranga, dated May 14, 2013, for the three months ended March 31, 2013;

  (c)
  the management's discussion and analysis of financial condition and results of operations of Teranga, dated May 14, 2013, for the three months ended March 31, 2013;

  (d)
  the annual information form of Teranga, dated March 27, 2013, for the year ended December 31, 2012;

  (e)
  the audited consolidated financial statements of Teranga, dated February 20, 2013, for the year ended December 31, 2012, together with the notes thereto and the independent auditors' report thereon; and

  (f)
  the management's discussion and analysis of financial condition and results of operations of Teranga, dated February 20, 2013, for the year ended December 31, 2012.

        All documents of the type referred to in the preceding paragraph (excluding confidential material change reports) that are required to be filed by Teranga with the Securities Regulatory Authorities after the date of this Offer to Purchase and Circular and prior to the Expiry Time, shall be deemed to be incorporated by reference into and form an integral part of this Offer to Purchase and Circular. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to Teranga and Shareholders should review all information contained in this Offer to Purchase and Circular and the documents incorporated by reference before making a decision to tender their Oromin Shares to the Offer.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offer to Purchase and Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Offer to Purchase and Circular.

        Teranga has not authorized any other person to provide you with information different from that contained in this Offer to Purchase and Circular. Information on any website maintained by Teranga does not constitute a part of this Offer to Purchase and Circular.

5.     Background to the Offer

        Beyond its production and exploration operations, Teranga is focused on acquiring additional exploration licenses in Senegal and augmenting its internal growth with strategic acquisitions of companies or assets that have growth potential or attractive exploration packages in Senegal. Oromin owns a 43.5% interest in OJVG, which owns a mining license adjacent to Teranga's operating Sabodala gold mine. Oromin's joint-venture partners Bendon and Badr own, respectively, the remaining 43.5% and 13% of OJVG. The OJVG property, which is located directly adjacent to Teranga's Sabodala Mining License, has current Proven and Probable Reserve of 2.34 million ounces (28 MT grading 2.59 g/t Au) as set out in the OJVG 43-101 Report. With a 43.5% interest in OJVG, Teranga plans to seek to work with Bendon and Badr to develop the OJVG deposits and process its ore through Teranga's existing mill, on a toll milling basis, on terms and conditions to be negotiated in due course. Teranga believes that it has the capacity, using its existing mill and related infrastructure and operating team, to develop the OJVG deposits quicker, more efficiently and at significantly lower capital costs than either Oromin or OJVG are capable of on a stand-alone basis.

        Teranga was in the advanced stages of negotiation with Oromin, Bendon and Badr to purchase OJVG in December 2011. Terms for a proposed transaction were significantly advanced among the parties but the offer was subject to the waiver by the Republic of Senegal of its participation right, in the form of an option to acquire a 25% interest in OJVG's Senegalese operating subsidiary holding the mining concession of OJVG, currently contemplated to be Société des Mines de Golouma S.A. The waiver of the Republic of Senegal's participation right could, however, not be obtained at that time and therefore the parties terminated discussions regarding a proposed transaction.

        Since the proposed transaction in December 2011, Teranga has been working on a comprehensive agreement with the Republic of Senegal to improve the predictability and stability of the fiscal operating environment for its future investments in exploration, acquisitions and development. This negotiation was extended as a new President of the Republic of Senegal was elected in late March of 2012 and Teranga had to reengage and start negotiations with the new Government of the Republic of Senegal at that time.

        On April 2, 2013, Teranga signed a long-term comprehensive agreement in principle with the Republic of Senegal which, among other things, provides for a price and formula to purchase the waiver of the Republic of Senegal's additional participation right on any deposits not currently on Teranga's Sabodala Mining License that would be processed through Teranga's existing mill. At that time, Teranga and the Republic of Senegal also announced the intention to finalize a definitive global agreement within 60 days.

        Following the signing of the agreement in principle with the Republic of Senegal on April 2, 2013, the Teranga Board met on a number of occasions to discuss the possibility of seeking to acquire 100% of the OJVG. At the request of the Teranga Board, at that time Management of Teranga approached Oromin, Bendon and Badr to discuss the potential acquisition of 100% of the OJVG. On May 17, 2013, Teranga made an offer to Oromin, Bendon and Badr to purchase the OJVG for similar share consideration as in the offer which was substantially agreed to in December 2011. However, Bendon rejected such offer on the basis that it did not satisfy their requirement for cash consideration.

        In light of Bendon's response to the May 17, 2013 offer for the OJVG, the Teranga Board then met on May 23, 2013, to consider its options with respect to the acquisition of OJVG and determined to investigate whether it could acquire a 43.5% interest in the OJVG by making an Offer to acquire Oromin. On May 24, 2013, Teranga provided Oromin with an offer to purchase all of the outstanding Oromin Shares pursuant to a court approved plan of arrangement, for the same consideration as under the proposed Offer, subject to conditions similar to those described herein, as well as confirmatory due diligence. Oromin declined to engage with Teranga in respect of its offer, confirmed by email on May 31, 2013, at which time the offer expired.

        On May 31, 2013, Teranga announced that it had signed the definitive global agreement with the Republic of Senegal that was contemplated by the agreement in principle, within the original 60 day timeframe. Among other things, the definitive global agreement embeds (i) a formula to purchase the Republic of Senegal's additional participation right on any deposits not currently on the Sabodala Mining License, and (ii) includes a financial settlement agreement that addresses certain outstanding tax assessments that relate to the financial years prior to Teranga's formation and future royalty and other payments to the Republic of Senegal.

        On June 2, 2013, IAMGOLD Corporation entered into a lock-up agreement with Teranga pursuant to which it agreed to tender its 16,088,636 Oromin Shares, representing approximately 11.7% of the outstanding Oromin Shares, to the Offer once made. See Section 8 of the Circular, "Purpose of the Offer and Teranga's Plans for Oromin — Lock-up Agreement. Following Oromin's refusal to pursue a transaction with Teranga on the terms of the offer provided on May 17, 2013, the Teranga Board also met on June 2, 2013 to consider making the Offer. Based upon the advice of its financial advisor, the Teranga Board concluded that the Offer was fair and presented a significant premium to Oromin's shareholders and that such offer should be made to each Oromin Shareholder for their consideration.

        On June 3, 2013, Teranga announced its intention to make an offer to acquire all of the outstanding Oromin Shares not already held by Teranga, pursuant to which Oromin shareholders would receive 0.582 of a Teranga Share for each Oromin Share held.

        On June 11, 2013 Bendon issued a press release suggesting that the Offer is a violation of the OJVG Shareholders Agreement and indicating that they intend to initiate legal action to protect their rights under that agreement. Teranga is of the view, based on Oromin's public disclosure, confirmations from Oromin and independent review, that the Offer does not violate the OJVG Shareholders Agreement. Teranga has discussed this matter with Oromin, which has confirmed that it agrees with Teranga's interpretation.

        Teranga intends to continue to pursue a negotiated solution with Bendon and Badr and has requested the assistance of the Government of Senegal, which Teranga believes is focused on bringing the OJVG Golouma gold project into development as quickly as possible, to assist with discussions. President Macky Sall of the Republic of Senegal emphasized the government's commitment to "grow domestic gold production as quickly as possible," in the recent press release issued jointly with Teranga on May 31, 2013 announcing the execution of the definitive global agreement with the Republic of Senegal. Teranga is of the view that Bendon's financial prospects are stronger as a result of being a shareholder in a producing joint venture project rather than one with little or no near term opportunity to develop. Teranga is committed to working with all OJVG parties to seek to amend the OJVG Shareholders Agreement to reflect a toll milling relationship with Teranga as the operator of the OJVG Golouma Gold Project and potentially at some point in the future negotiate a subsequent acquisition of their interests.

        On June 13, 2013, Bendon commenced a lawsuit naming Teranga, Oromin and Oromin's wholly-owned subsidiary Sabodala Holding Limited, as defendants. Bendon's statement of claim seeks an unspecified amount of damages and an injunction preventing the Offer, and alleges, among other things, that the completion of the Offer would result in a breach of the OJVG Shareholders Agreement. Teranga believes that Bendon's lawsuit is without merit and plans to vigorously defend it.

        On June 17, 2013, the Teranga Board met to review, among other things, the terms and conditions of the Offer and resolved to proceed with making of the formal Offer.

6.     Reasons to Accept the Offer

        Shareholders should consider the following factors in making a decision regarding the Offer:

•
Significant Premium.  The Offer represents:

•
a premium of 50% to the 20-trading day VWAP of the Oromin Shares on the TSX for the period ending May 31, 2013, which was the last trading day prior to Teranga's announcement of its intention to make an offer to acquire Oromin (based on the 20-trading day VWAP of the Teranga Shares on the TSX for the same period);

•
a premium of 68.7% to the closing price of the Oromin Shares on the TSX on May 31, 2013, which was the last trading day prior to Teranga's announcement of its intention to make an offer to acquire Oromin, based on the closing price of the Teranga Shares on the TSX on the same date; and

•
a combined business with significant re-rating potential, part of which is expected to accrue to Shareholders.

•
Lock-Up of Large Shareholder

        The fairness and reasonableness of the Offer is evidenced by the fact that IAMGOLD Corporation (the second largest shareholder of Oromin after Teranga) has agreed under the terms of the Lock-Up Agreement to tender its Oromin Shares, representing approximately 11.7% of the issued and outstanding common shares of Oromin, to the Offer, subject to certain exceptions.

•
Unlikelihood of Competing Offer Being Successful

•
Competing bidders are unlikely to pay the significant premium being paid by Teranga under the Offer, as they are unlikely to realize the near-term value of a purchase of Oromin that Teranga can because of the proximity of its mill and related infrastructure, and operating team to the OJVG deposits. Teranga believes that it can likely develop the OJVG deposits quicker, more efficiently and at significantly lower capital costs than could be achieved on a standalone basis by another company; and

•
Given that Oromin's two largest shareholders, Teranga and IAMGOLD Corporation, collectively hold a substantial ownership interest of approximately 25.3% of the outstanding Oromin Shares, and are in support of the Offer and that Teranga is unlikely to support any other offer or type of transaction, the likelihood of a competing offer being provided to Shareholders is diminished.

•
Improved Financial Position

•
Oromin is currently borrowing money to fund its share of OJVG costs at an interest rate of 12% per annum on a loan that is due in December 2013 but callable at any time. Financing to replace this loan may be either unavailable in the current market, or if available, would be highly dilutive;

•
Successful completion of the Offer, together with a Subsequent Acquisition Transaction or Compulsory Acquisition, would be expected to result in a combined entity with approximately US$49 million in cash, cash equivalents and bullion receivable at March 31, 2013 with expected greater liquidity, free cash flow generating ability and enhanced flexibility to raise capital, if and when necessary; and

•
The combined entity is expected to have a lower long-term cost of capital than Oromin alone.

•
Opportunity to Own Shares in a Producing Growth Company

•
The Offer provides Shareholders with immediate exposure to gold production, in a combined entity that is 100% hedge free;

•
The Offer provides Shareholders with exposure to a combined entity that is expected to have greater trading liquidity; and

  •
  The Offer provides Shareholders with exposure to a combined entity expected to have improved financial metrics over Teranga's current financial metrics, based on the Financial Metric Assumptions, on the basis of gold at $1,400, including:

  •
  Full life free cash flow that is expected to increase by approximately 50%;

  •
  Net asset value that is expected to increase by approximately 50%; and

  •
  Earnings that are expected to increase by approximately 300%.

•
Benefit from A Strong Relationship with the Government of Senegal

•
As evidenced by the announcement of the definitive global agreement between Teranga and the Republic of Senegal on May 31, 2013, Teranga and its management team have been recognized by the President of the Republic of Senegal for the "level of partnership and trust established" and the Minister of Energy and Mines of the Republic of Senegal for "the close working relationships that have been established between yourself and the senior management of Teranga and the Government of Senegal as well as by the considerable improvement in relations between the population of the village of Sabodala and the Company since Teranga acquired control of the Project."

•
Teranga and its senior management team have established deep abiding relationships with the government and people of Senegal. Shareholders of Oromin will benefit from these important relationships in the combined company. See also Section 16 of the Circular "Risk Factors — Composition of the Teranga Board may Change".

•
Participation in Upside of the Combined Entity

        The Offer provides Shareholders with the ability to participate in future growth of the combined entity, including the potential to indirectly benefit from:

  •
  Teranga's approximately 1,200 km2 exploration land package;

  •
  further consolidation of any satellite discoveries that may occur in Senegal; and

  •
  the definitive global agreement between Teranga and the Government of Senegal, which provides a more predictable and stable fiscal operating environment for future investments in exploration, acquisitions and development, including a pricing formula for the Republic of Senegal's participation option on deposits. See also Section 16 of the Circular "Risk Factors — Composition of the Teranga Board may Change".

•
Development and Production of the OJVG Deposits

        The Offer provides Shareholders with the benefit of:

  •
  owning shares in a combined entity that is expected to have the financial capacity and operational experience to develop the OJVG deposits;

  •
  ongoing participation in the exploration of the OJVG deposits;

  •
  an interest in an operating mill within trucking distance of the OJVG deposits, and approximately 2 km from Masato, OJVG's largest deposit (See map below); and

  •
  Notwithstanding Bendon's public opposition to the Offer and its threat to remove Sabodala as operator, assuming the Offer is completed and Teranga is able to negotiate acceptable terms with the other OJVG shareholders for a tolling and management agreement, and with the support of the Government of Senegal, Teranga believes that the following production profile, which assumes all OJVG ore being processed through the Sabodala mill and with Teranga receiving its 43.5% interest in the OJVG ore, is achievable.

  •
  Teranga's Sabodala mill and complex at design capacity is capable of processing 275,000 to 300,000 ounces of annual gold production from 2015 to 2020 based on total proven and probable reserves of Teranga and of the OJVG (based on the open-pit mineral reserve estimates contained in the OJVG 43-101 Report). Given current forecasted grades between the OJVG and Sabodala deposits, it would be expected that annual production over these years would be focused on the high grade ore from the OJVG deposit.

  •
  Assuming an annual run rate and the other assumptions as described above, Teranga's share of expected combined annual production from 2015 to 2020 would be approximately 63%. Given the free carried interest by Badr (as the minority OJVG partner), and the right of recovery of initial investments by the two majority shareholders, it is further anticipated that Bendon and Teranga's share in the OJVG ore production would increase to approximately 47% of life of mine cash flows at a US$1,400 gold price assumption. Teranga intends to seek to expeditiously work with the other OJVG partners to seek to develop the OJVG deposits into production as quickly as possible.

•
Enhanced Operations.  The Offer provides Shareholders with exposure to a combined entity that:

•
has the ability to blend ores from multiple deposits, which would be expected to enhance the combined entity's production and cost profile;

•
has the ability to leverage Teranga's existing mill, infrastructure and mobile equipment fleet through increased production from the combined entity's interest in the OJVG's open pit reserves and anticipated toll milling opportunities which would be expected to enhance financial metrics; and

•
has the opportunity to pursue potential mining economies at the joint Masato deposit that straddles the border between Teranga and Oromin.

Potential for Downward Impact to Price if Offer Not Accepted

  •
  Oromin Shares can be expected to trade down from the Offer price if Teranga is not successful in acquiring the Company pursuant to the Offer;

  •
  Teranga, with its mill and related infrastructure already in place, is the only practical option to develop the OJVG deposits in the current market, as Teranga believes that capital (debt and equity) is unlikely to be available; and

  •
  Teranga, if unsuccessful in its bid for Oromin, may pursue the acquisition of other satellite deposits in Senegal, thus reducing the immediate benefit of an acquisition of Oromin, and therefore the price Teranga may be willing to pay for all of the issued and outstanding Oromin Shares at a later date.

7.     Purpose of the Offer and Teranga's Plans for Oromin

Purpose of the Offer

        The purpose of the Offer is to enable Teranga to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Oromin Shares that it does not already own.

        If Teranga takes up and pays for the Deposited Oromin Shares, Teranga intends, subject to compliance with all applicable Laws, to acquire all of the outstanding Oromin Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. If such statutory right to effect a Compulsory Acquisition is not available, Teranga intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby Teranga or an affiliate will acquire any Oromin Shares not deposited under the Offer. See Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited". See also Section 16 of the Circular "Risk Factors — Composition of the Teranga Board may Change".

        If permitted by applicable Laws, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction, Teranga intends to delist the Oromin Shares from the TSX, to cause Oromin to cease to be a reporting issuer under the securities Laws of each province and territory of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction in which it currently has such obligations. See Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Oromin Shares and Reporting Issuer Status".

Plans for Teranga and Oromin following the Completion of the Offer

        If the Offer is successful, Teranga intends to conduct a detailed review of Oromin and its subsidiaries and its operations, assets, corporate structure, capitalization, policies, management and personnel to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist.

        Teranga intends to integrate the operations of Oromin into the operations of Teranga as soon as possible following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, in order to leverage Teranga's existing mill, infrastructure and mobile equipment fleet. In addition, Teranga intends to work with Bendon and Badr to develop the OJVG deposits and process its ore through Teranga's existing mill, on a toll milling basis, on terms and conditions to be negotiated in due course. There can be no assurances that Teranga will receive the co-operation of Bendon and Badr with respect to its plans to seek to expeditiously develop the OJVG Golouma Gold Project. See Section 16 of the Circular, "Risk Factors — The integration of Teranga and Oromin may not occur as planned."

Lock-up Agreement

        On June 2, 2013, IAMGOLD Corporation entered into a lock-up agreement with Teranga pursuant to which it has agreed to tender its 16,088,636 Oromin Shares, representing approximately 11.7% of the outstanding Oromin Shares, to the Offer.

        The lock-up agreement between IAMGOLD Corporation and Teranga may be terminated by IAMGOLD Corporation to support a superior proposal if, and only if, a bona fide offer is made by a third party for all of the Oromin Shares (an "Alternative Proposal"), the board of directors of Oromin have determined and publicly announced that such Alternative Proposal is a superior proposal to the Offer, and Teranga has not increased its Offer to provide for at least equivalent consideration in value to the Alternative Proposal within 5 business days. The foregoing is a summary of certain material provisions of the Lock-up Agreement and is not meant to be a substitute for information in and is subject to, and qualified in its entirety by, reference to the terms of the Lock-up Agreement filed with the Securities Regulatory Authorities on SEDAR at www.sedar.com.

8.     Shareholder Rights Plan

        The following is a summary of the material provisions of the Shareholder Rights Plan based solely on Oromin's public disclosure and is not meant to be a substitute for information in and is subject to, and qualified in its entirety by, reference to the terms of the Shareholder Rights Plan filed by Oromin with the Securities Regulatory Authorities on SEDAR at www.sedar.com.

        On June 27, 2008 the Oromin Board approved the adoption of the Shareholder Rights Plan. The Shareholder Rights Plan was ratified at a meeting of the Shareholders on July 29, 2008. The Shareholder Rights Plan has not been subsequently approved by the Shareholders, contrary to established market practice and corporate governance principles. Notwithstanding anything set forth herein, Teranga neither acknowledges the legality nor the legitimacy of the Shareholder Rights Plan, in light of such facts.

Separation Time

        Pursuant to the Shareholder Rights Plan, Oromin authorized the issuance of one SRP Right in respect of each Oromin Share outstanding at 12:01 a.m. on June 27, 2008, the date of implementation of the Shareholder Rights Plan. The Oromin Board has also authorized the issue of one SRP Right for each Oromin Share issued after 12:01 a.m. on June 27, 2008 and prior to the earlier of (i) the time (the "Separation Time"), which is the close of business on the tenth Business Day (defined in the Shareholder Rights Plan as any other day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close) after the earlier of (a) the first date of public announcement or disclosure by Oromin or an Acquiring Person (as defined herein) that a person has become an Acquiring Person, and (b) the date of the commencement of, or first public announcement of the intent of any person (other than Oromin or any subsidiary of Oromin) to commence a take-over bid other than a Permitted Bid (as defined herein) (so long as such take-over bid continues to satisfy the requirements of a Permitted Bid) or a Competing Permitted Bid (as defined herein), or such earlier or later time as may be determined by the Oromin Board, and (ii) the "SRP Expiration Time" which is the time which is the close of business on the date which is the earlier of the date of termination of the Shareholder Rights Plan in accordance with the terms of the Shareholder Rights Plan or the close of business on the tenth anniversary of the date of the Shareholder Rights Plan. On June 14, 2013, Oromin announced that its board of directors had elected to defer the Separation Time until such later date as they may determine.

        If any take-over bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such take-over bid shall be deemed, for the purposes of determining the Separation Time, never to have been made.

Exercise Price of SRP Rights and Flip-In Events

        From and after the Separation Time and prior to the SRP Expiration Time, each SRP Right entitles the holder thereof to purchase one Oromin Share at a price (the "SRP Exercise Price") of $20 subject to adjustment in certain circumstances. However, if a person (an "Acquiring Person") is or becomes the beneficial owner of 20 percent or more of the outstanding Oromin Shares other than as a result of certain exempt transactions (including specified acquisitions and acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a "Flip-in Event"), then effective at the close of business on the tenth day the TSX was open for the transaction of business following the first date of public announcement or disclosure by Oromin or an Acquiring Person that an Acquiring Person has become such, each SRP Right constitutes the right to purchase from Oromin, upon exercise thereof in accordance with the terms of the Shareholder Rights Plan, that number of Oromin Shares having an aggregate Market Price (as defined herein) on the date of consummation or occurrence of such Flip-in Event equal to twice the SRP Exercise Price for an amount in cash equal to the SRP Exercise Price, subject to certain adjustments.

        SRP Rights beneficially owned or that were beneficially owned, on or after the earlier of the Separation Time and the first date of public announcement or disclosure by Oromin or an Acquiring Person that an Acquiring Person has become such, by (i) an Acquiring Person, (ii) any affiliate or associate of an Acquiring Person, any other person acting jointly or in concert with the Acquiring Person or any affiliate or associate of an Acquiring Person, or (iii) a transferee of SRP Rights, directly or indirectly, from any of the foregoing, where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Oromin Board has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person), become null and void without any further action and any such holder of SRP Rights (including transferees) shall thereafter have no right to exercise such SRP Rights under any provision of the Shareholder Rights Plan and further shall thereafter not have any other rights whatsoever with respect to such SRP Rights. The result is to significantly dilute the shareholdings of the Acquiring Person (and the other persons referred to above). "Market Price" per share of any security on any date means the average of the daily closing prices per security for such securities (as determined under the Shareholder Rights Plan) on each of the 20 consecutive trading days through and including the trading day immediately preceding such date of determination (subject to adjustment in certain circumstances).

Issuance and Delivery of Rights

        Oromin is not required to issue or deliver SRP Rights, or securities upon the exercise of SRP Rights, to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes. If, in the opinion of the Oromin Board, the Shareholder Rights Plan would require compliance by Oromin with securities laws or comparable legislation of a jurisdiction outside Canada, the Oromin Board acting in good faith shall take such actions as it may deem appropriate to ensure such compliance.

Rights Certificates

        Until the Separation Time, SRP Rights are evidenced by the certificates representing the associated Oromin Shares and will be transferable only together with the associated Oromin Shares. After the Separation Time, separate certificates evidencing the SRP Rights ("Rights Certificates"), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Oromin Shares (other than an Acquiring Person or a nominee of an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Oromin Shares issued prior to the SRP Expiration Time, to each holder (other than an Acquiring Person or a nominee of an Acquiring Person) converting, exercising or exchanging, after the Separation Time, Convertible Securities. SRP Rights will trade separately from the Oromin Shares after the Separation Time.

Permitted Bids

        A "Permitted Bid" under the Shareholder Rights Plan means a take-over bid which is made by way of a take-over bid circular which also complies with the following additional provisions:

  (i)
  the bid is for all outstanding Oromin Shares (and any other shares of Oromin entitled to vote generally and at all times for the election of directors of Oromin, together with the Oromin Shares, the "Voting Shares") and to all holders of Voting Shares as registered on the books of Oromin, other than Teranga. The take-over bid shall expressly state that Oromin Shares issued on the exercise of share purchase warrants, options and other securities convertible into Oromin Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares of the bid, be eligible to be tendered under the bid;

  (ii)
  the bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the bid prior to the close of business on the date which is not less than 60 days following the date of the bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) shall have been deposited or tendered pursuant to the bid and not withdrawn;

  (iii)
  the bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such bid at any time during the period of time described in subsection (ii) above and that any Voting Shares deposited pursuant to the bid may be withdrawn until taken up and paid for; and

  (iv)
  the bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in subsection (ii) above is satisfied Teranga will make a public announcement of that fact and the bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days (as defined in the Shareholder Rights Plan) from the date of such a public announcement.

        A "Competing Permitted Bid" means a take-over bid that is made while a Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the requirement in subsection (ii) above may provide that the Voting Shares that are the subject of the bid may be taken up or paid for on a date which is not earlier than the later of 21 days after the date of the bid or the earliest date on which Voting Shares may be taken up or paid for under any Permitted Bid that is in existence for Voting Shares.

Redemption and Waiver

        Under the Shareholder Rights Plan, the Oromin Board acting in good faith may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the outstanding SRP Rights at a redemption price of $0.0001 per SRP Right, subject to certain adjustments (the "Redemption Price"). In the event that prior to the occurrence of a Flip-in Event a person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Oromin Shares other than Oromin Shares beneficially owned at the date of the Permitted Bid or the Competing Permitted Bid by such person, then the Oromin Board shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the SRP Rights at the Redemption Price.

        The Oromin Board acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the SRP Rights Agent, determine to waive the application of the Shareholder Rights Plan to such Flip-in Event; provided, however, that upon such waiver the Oromin Board shall be deemed to have waived the application of the Shareholder Rights Plan to any other Flip-in Event which may arise in respect of any take-over bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Oromin Board authorized the original waiver.

        The Oromin Board may also waive the application of the Shareholder Rights Plan upon the occurrence of a Flip-in Event in certain other circumstances, including where the Oromin Board has determined, a Flip-in Event has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such other period as may be specified by the Oromin Board.

The Offer

        The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Oromin Board or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.

        It is a condition of the Offer that Teranga shall have determined, in its sole judgment that on terms and conditions satisfactory to Teranga, the Shareholder Rights Plan (or any other shareholder rights plan adopted by Oromin) does not and will not adversely affect the Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Oromin Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

        Oromin has disclosed that its Shareholder Rights Plan is intended to ensure that any takeover bid is made to all shareholders and also to provide the Oromin Board with sufficient time to consider any offer and to explore alternative transactions. In the present circumstances, given the history of advanced negotiations in 2011 with Oromin and the similarity of the terms of the Offer, Teranga believes that, by the Expiry Time, the Oromin Board will have had more than adequate time to fully consider the Offer and any available alternative transactions.

9.     Ownership and Trading in Securities of Oromin

        As at the date of this Offer to Purchase and Circular: (i) Teranga has beneficial ownership of, or exercises control or direction over, 18,699,500 Oromin Shares, representing approximately 13.6% of the outstanding Oromin Shares. No person or company is acting jointly or in concert with Teranga.

        Neither Teranga, nor any director or officer of Teranga, nor, to the knowledge of Teranga after reasonable enquiry, (i) any associate or affiliate of an insider of Teranga, (ii) any insider of Teranga (other than a director or officer of Teranga), or (iii) any person or company acting jointly or in concert with Teranga, beneficially owns, or exercises control or direction over, any securities of Oromin, other than the Oromin Shares, beneficially owned, or over which control or direction is exercised, by Teranga as described above.

        Other than as described elsewhere in this Offer to Purchase and Circular, no person named in this Section 9 of the Circular will receive any direct or indirect benefit from the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who deposits Oromin Shares to the Offer.

        No securities of Oromin have been traded during the twelve-month period preceding the date of the Offer by Teranga or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry by (i) any associate or affiliate of an insider of Teranga or (ii) any insider of Teranga (other than a director or senior officer of Teranga).

10.   Commitments to Acquire Securities of Oromin

        Other than pursuant to the Offer (including as described in Section 7 of the Circular, "Purpose of the Offer and Teranga's Plans for Oromin — Lock-up Agreement"), neither Teranga nor any director or senior officer of Teranga, nor to the knowledge of the directors and senior officers of Teranga after reasonable enquiry (i) any associate or affiliate of an insider of Teranga or (ii) any insider of Teranga (other than a director or senior officer of Teranga) has entered into any commitments to acquire any equity securities of Oromin.

11.   Valuation Exemption

        Teranga, together with its affiliates, currently owns approximately 18,699,500 Oromin Shares, representing approximately 13.6% of the outstanding Oromin Shares. Accordingly, the Offer is an "insider bid" within the meaning of certain Canadian provincial securities legislation and MI 61-101, as Teranga has, or is deemed to have, beneficial ownership of, or control over, directly or indirectly, more than 10% of the securities of Oromin carrying more than 10% of the voting rights attached to all of Oromin's outstanding voting securities.

        The applicable securities legislation and MI 61-101 require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator and filed with the applicable regulatory authorities, subject to certain exemptions. In accordance with section 2.4(1)(a) of MI 61-101, Teranga is exempt from the requirement to obtain a formal valuation on the basis that neither Teranga nor any of its joint actors has, or has had within the preceding 12 months, any board or management representation in respect of Oromin, or has knowledge of any material information concerning Oromin or its securities that has not been generally disclosed.

        To the knowledge of Teranga and its directors and senior officers, after reasonable inquiry, no prior valuation has been made in respect of Oromin in the last 24 months before the date of the Offer.

12.   Acquisition of Oromin Shares Not Deposited

        It is Teranga's intention that if it takes up and pays for Deposited Oromin Shares, Teranga will enter into one or more transactions to enable Teranga or an affiliate of Teranga to acquire all Oromin Shares not acquired under the Offer. There is no assurance that such a transaction will be completed and Teranga expressly reserves the right, in its sole discretion, not to propose or complete a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Compulsory Acquisition

        If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the issued and outstanding Oromin Shares as at the Expiry Time, other than Oromin Shares held at the date of the Offer by, or by a nominee for, Teranga or its affiliates (as such term is defined in the BCBCA) and Teranga acquires such Oromin Shares under the Offer, Teranga intends, if permitted under the BCBCA, to acquire the Oromin Shares not deposited under the Offer for the same price and on the same terms as the Oromin Shares acquired under the Offer pursuant to the provisions of Section 300 of the BCBCA (a "Compulsory Acquisition"). Holders of outstanding Convertible Securities must exercise, exchange or convert those securities into Oromin Shares before any payment for underlying Oromin Shares will be made.

        To exercise its statutory right of Compulsory Acquisition, Teranga must give written notice (the "Teranga's Notice") to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Oromin Shares) (in each case, a "Dissenting Offeree") within five months after the date of the Offer of such proposed acquisition. If the Teranga's Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, Teranga is entitled and bound to acquire all of the Oromin Shares of that Dissenting Offeree for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the "Court") orders otherwise on an application made by that Dissenting Offeree within two months after the date of the Teranga's Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Oromin Shares held by the Dissenting Offeree and make any such consequential orders and give such directions as the Court considers appropriate. Unless the Court orders otherwise, Teranga must, not earlier than two months after the date of the Teranga's Notice (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of), send a copy of the Teranga's Notice to Oromin and must pay or transfer to Oromin the consideration representing the price payable by Teranga for the Oromin Shares that are referred to in the Teranga's Notice. On receiving a copy of the Teranga's Notice and the consideration representing the price payable for the Oromin Shares referred to in the Teranga's Notice, Oromin will be required to register Teranga as a Shareholder with respect to those Oromin Shares. Any such amount received by Oromin must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Oromin, or by a trustee approved by the Court, in trust for the Dissenting Offerees.

        Section 300 of the BCBCA provides that if Teranga has not sent the Teranga's Notice to a Dissenting Offeree within one month after becoming entitled to do so, Teranga must send a written notice to each Dissenting Offeree stating that such Dissenting Offeree, within three months after receiving such notice, may require Teranga to acquire the Oromin Shares held by such Dissenting Offeree. If a Dissenting Offeree requires Teranga to acquire its Oromin Shares in accordance with these provisions, Teranga must acquire those Oromin Shares for the same price and on the same terms contained in the Offer (a "Compelled Acquisition").

        The foregoing is a summary only of the rights of Compulsory Acquisition and Compelled Acquisition that may become available and is qualified in its entirety by the provisions of Section 300 of the BCBCA, the full text of which is attached as Appendix "B" to this Circular. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

        The Canadian and U.S. federal income tax consequences to a Shareholder of a Compulsory Acquisition may differ from the Canadian and U.S. federal income tax consequences to such Shareholder of having its Oromin Shares acquired pursuant to the Offer. See Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a discussion of the Canadian tax consequences to Shareholders in the event of a Compulsory Acquisition and Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations", for a discussion of the U.S. federal income tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

        If Teranga takes up and pays for Deposited Oromin Shares and the statutory right of Compulsory Acquisition described above is not available for any reason or Teranga determines not to exercise such right, Teranga will (if a sufficient number of Oromin Shares are tendered to the Offer) take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, reorganization, consolidation or other transaction involving Oromin and/or the Shareholders and Teranga, or an affiliate of Teranga, for the purpose of enabling Teranga or an affiliate of Teranga to acquire all Oromin Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, Oromin may continue as a separate subsidiary of Teranga following the completion of any such transaction.

        The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of Oromin Shares acquired pursuant to the Offer. If, after taking up Oromin Shares under the Offer, Teranga owns at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis) Teranga should own sufficient Oromin Shares to be able to effect a Subsequent Acquisition Transaction.

        MI 61-101 may deem a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a holder of Oromin Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. Teranga expects that any Subsequent Acquisition Transaction relating to Oromin Shares will be a "business combination" under MI 61-101.

        In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. Following completion of the Offer, Teranga would be a "related party" of Oromin for the purposes of MI 61-101. Teranga intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

        MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. Teranga intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Oromin and Teranga or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). Teranga expects that these exemptions will be available.

        Depending on the nature and terms of the Subsequent Acquisition Transaction and Oromin's constating documents, the Subsequent Acquisition Transaction may require the approval of 66 2/3% of the votes cast by holders of the outstanding Oromin Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by Minority shareholders of each class of affected securities ("Minority Approval") must be obtained unless an exemption is available or discretionary relief is granted by the Securities Regulatory Authorities. If, however, following the Offer, Teranga and its affiliates are the registered holders of 90% or more of the Oromin Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for Minority Approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to Minority Shareholders.

        In relation to the Offer and any business combination, the "Minority" Shareholders will be, unless an exemption is available or discretionary relief is granted by the Securities Regulatory Authorities, all Shareholders other than Teranga (other than in respect of Oromin Shares acquired pursuant to the Offer as described below), any "interested party" (within the meaning of MI 61-101), a "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of Oromin, and any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that Teranga may treat Oromin Shares acquired under the Offer as Minority shares and vote them, or to consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Date, (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer, (c) certain disclosure is provided in the Circular (and which disclosure is provided herein) and (d) the Shareholder who tendered such Oromin Shares to the Offer was not (i) a "joint actor" (within the meaning of MI 61-101) with Teranga in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Oromin Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Oromin Shares. Teranga intends (x) that the consideration offered per Oromin Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer, (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and (z) to cause any Oromin Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any Minority Approval required in connection with any such transaction.

        Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Oromin Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Oromin Shares. The fair value so determined could be more or less than the amount paid per Oromin Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

        Whether or not a Subsequent Acquisition Transaction or Compulsory Acquisition will be proposed, and the details of any such Subsequent Acquisition Transaction or Compulsory Acquisition, including, without limitation, the timing of its implementation and the consideration to be received by the minority holders of Oromin Shares, will necessarily be subject to a number of considerations, including the number of Oromin Shares acquired pursuant to the Offer. Although Teranga may propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Oromin Shares acquired under the Offer, delays in Teranga's ability to effect such a transaction, information hereafter obtained by Teranga, changes in general economic, industry, regulatory or market conditions or in the business of Oromin, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. Teranga expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Oromin Shares in accordance with applicable Laws, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

        If Teranga is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, Teranga will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Oromin Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Oromin. Subject to applicable Laws, any additional purchases of Oromin Shares could be at a price greater than, equal to, or less than the price to be paid for Oromin Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, Teranga may take no action to acquire additional Oromin Shares, or, subject to applicable Laws, may either sell or otherwise dispose of any or all Oromin Shares acquired under the Offer, on terms and at prices then determined by Teranga, which may vary from the price paid for Oromin Shares under the Offer. See Section 12 of the Offer to Purchase, "Market Purchases and Sales of Oromin Shares".

        The Canadian and U.S. federal income tax consequences to a Shareholder who disposes of Oromin Shares pursuant to the Subsequent Acquisition Transaction may be different in a materially adverse way from the Canadian and U.S. federal income tax consequences to a Shareholder who disposes of Oromin Shares under the Offer. See Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a discussion of the Canadian income tax consequences to Shareholders of a Subsequent Acquisition Transaction and Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations", for a discussion of the U.S. federal income tax consequences to Shareholders of a Subsequent Acquisition Transaction. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Legal and Judicial Developments

        On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See "Subsequent Acquisition Transaction" above.

        Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

13.   Arrangements, Agreements or Understandings

        There are no agreements, commitments or understandings made or proposed to be made between Teranga and any of the directors or officers of Oromin, including payments or other benefits proposed to be made or given by Teranga to such directors or officers by way of compensation for loss of office or for remaining in or retiring from office if the Offer is successful, other than what has been publicly disclosed by Oromin.

        Other than the Lock-up Agreement (as described in Section 7 of the Circular, "Purpose of the Offer and Teranga's Plans for Oromin — Lock-up Agreement"), there are no agreements, commitments or understandings between Teranga and any Shareholder with respect to the Offer or between Teranga and any person or company with respect to any securities of Oromin in relation to the Offer.

        There are no agreements, commitments or understandings between Teranga and Oromin relating to the Offer and, other than the Shareholder Rights Plan described in Section 8 of the Circular, "Shareholder Rights Plan", there are no agreements, commitments or understandings of which Teranga is aware that could affect control of Oromin, including agreements with change of control provisions, security holder agreements or voting trust agreements that Teranga has access to and that can reasonably be regarded as material to Shareholders in deciding whether to deposit their Oromin Shares under the Offer.

        Other than the benefits that Teranga expects to realize as a result of the combination of Teranga's business and operations with the business and operations of Oromin, no person referred to in Section 9 of the Circular, "Ownership and Trading in Securities of Oromin", will receive any direct or indirect benefit from the consummation of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction or from accepting or refusing to accept the Offer.

14.   Regulatory Matters

        Except as discussed below, to the knowledge of Teranga, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Teranga for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that Teranga becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

Competition Act Matters

        Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the Competition Act ("Notifiable Transactions") by the parties to the transaction.

        Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 calendar days from the date of filing of a complete notification. However, before the expiry of this period, the Commissioner may notify the notifying party or parties that he requires additional information that is relevant to the Commissioner's assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a "Supplementary Information Request"). In the event that the Commissioner issues a Supplementary Information Request, the transaction cannot be completed until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to make an application under Section 92 of the Competition Act in respect of the proposed transaction.

        In the context of an unsolicited bid, where the Commissioner receives the notification containing the prescribed information from the bidder prior to receiving information from the corporation the shares of which are being acquired, the Competition Act requires the Commissioner to immediately notify the target corporation, and the target corporation must provide the Commissioner with the prescribed information within 10 days after being so notified. In the context of an unsolicited bid, the 30 day waiting period commences with the filing of a complete notification by the bidder and the failure of the target corporation to submit its notification (or respond to a Supplementary Information Request directed at the target corporation) will not impact the 30 day waiting period.

        Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an "ARC") or a "no-action" letter, which may be issued by the Commissioner in respect of a proposed transaction if he does not intend at that time to apply to the Competition Tribunal for an order challenging the transaction under Section 92 of the Competition Act. Upon the issuance of an ARC or "no-action" letter, the parties to the transaction are legally entitled to complete their transaction.

        At any time before a "merger" (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed towards the completion or implementation of a proposed merger.

        Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action.

        Teranga has concluded that the transactions contemplated by the Offer do not constitute a Notifiable Transaction for the purposes of the Competition Act and therefore no waiting period under the Competition Act is applicable to the transactions contemplated by the Offer.

Investment Canada Act Matters

        Subject to limited exemptions, the direct acquisition of control of a Canadian business by a non-Canadian that exceeds a financial threshold prescribed under Part IV of the Investment Canada Act is subject to review (a "Reviewable Transaction") under the Investment Canada Act. In the case of a Reviewable Transaction, a non-Canadian investor must submit an application to the Director of Investments under the Investment Canada Act (an "Application for Review") seeking approval of the Reviewable Transaction and cannot complete the transaction until the transaction has been reviewed by the Minister responsible for the Investment Canada Act (the "Minister") and the Minister is satisfied or is deemed to be satisfied that the transaction is likely to be of net benefit to Canada. The submission of the Application for Review triggers an initial review period of up to 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days or such further period agreed to by the non-Canadian investor and the Minister.

        In determining whether to issue a net benefit ruling, the Minister is required to consider, among other things, the Application for Review and any written undertakings offered by the non-Canadian investor to Her Majesty in right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a net benefit ruling include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), on participation by Canadians in the acquired business, on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, as well as the contribution of the investment to Canada's ability to compete in world markets.

        If, following his review, the Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian investor and the Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the Minister must send a notice to the non-Canadian investor stating either that the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

        The transactions contemplated in the Offer do not constitute a Reviewable Transaction under the Investment Canada Act because, amongst other reasons, Teranga is not a non-Canadian under the Investment Canada Act. Teranga may therefore complete the transactions contemplated in the Offer without submitting an Application for Review or waiting for Ministerial approval.

Canadian Securities Regulatory Matters

        The distribution of the Teranga Shares under the Offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities Laws. While the resale of Teranga Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

        On June 7, 2013, Teranga obtained from the Québec Autorité des marchés financiers (the "AMF") a temporary relief from the statutory requirements to draw up the Circular in French (the "Temporary Relief"). The Temporary Relief was granted on the following conditions: (i) that a French summary of the Circular be filed with the AMF at the time the Circular is filed and be transmitted concurrently with the English version of the Circular sent to Shareholders residing in Québec; and (ii) that the French version of the Circular be filed with the AMF and sent to Shareholders residing in Québec as soon as possible, but at a minimum of 35 days prior to the expiry of the Offer.

U.S. Securities Regulatory Matters

        A Registration Statement on Form F-80 has been filed with the SEC registering the Teranga Shares in connection with their offer and sale to Shareholders pursuant to the Offer as required by the U.S. Securities Act. The resale of Teranga Shares by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of Teranga will not be required to be registered in the United States. However, Teranga Shares acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of Teranga may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an offshore transaction not subject to those requirements. In general, an affiliate for this purpose is an officer or director of Teranga or a shareholder who beneficially owns more than 10 percent of the outstanding Teranga Shares.

        This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

        The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Oromin Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. Teranga or its agents may, in their sole discretion, take such action as it may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, Teranga or its agents may elect not to complete such action in any given instance. Accordingly, Teranga cannot at this time assure holders of Oromin Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

        See "NOTICE TO OROMIN SHAREHOLDERS IN THE UNITED STATES" for additional information regarding U.S. securities regulatory matters.

Stock Exchange Listing Requirements

        Teranga has applied to the TSX to list the Teranga Shares to be issued to Shareholders in connection with the Offer. Listing and/or admission to trading will be subject to Teranga fulfilling all the listing requirements of the TSX.

15.   Effect of the Offer on the Market for and Listing of Oromin Shares and Reporting Issuer Status

        The purchase of Oromin Shares by Teranga pursuant to the Offer will reduce the number of Oromin Shares that might otherwise trade publicly and will reduce the number of holders of Oromin Shares and, depending on the number of Oromin Shares acquired by Teranga, could adversely affect the liquidity and market value of the remaining Oromin Shares held by the public.

        The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Oromin Shares from the TSX. Among such criteria are the number of Shareholders, the number of Oromin Shares publicly held and the aggregate market value of the Oromin Shares publicly held. Depending on the number of Oromin Shares purchased under the Offer, it is possible that the Oromin Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Oromin Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Oromin Shares. If permitted by applicable Laws, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, Teranga intends to apply to delist the Oromin Shares from the TSX. If the Oromin Shares are delisted from the TSX, the extent of the public market for the Oromin Shares and the availability of price or other quotations will depend upon the number of Shareholders, the number of Oromin Shares publicly held and the aggregate market value of the Oromin Shares remaining at such time, the interest in maintaining a market in Oromin Shares on the part of securities firms, whether Oromin remains subject to public reporting requirements in Canada and other factors.

        After the purchase of the Oromin Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Oromin may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and applicable Canadian securities Laws or may request to cease to be a reporting issuer under applicable Canadian securities Laws. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Teranga intends to cause Oromin to cease to be a reporting issuer under the securities Laws of each of the provinces and territories of Canada where it is currently registered as a reporting issuer.

        If permitted by applicable law, subsequent to the completion of the Offer or any Compulsory Acquisition and/or Subsequent Acquisition Transaction, Teranga intends to cease the quotation of the Oromin Shares on the OTC/BB and to cause Oromin to cease to be a reporting issuer under the U.S. Exchange Act. These plans are based on information currently available to Teranga. Except as otherwise indicated herein, Teranga has so far had an opportunity to review only publicly available information about Oromin filed with Canadian securities regulatory authorities and the SEC. As a result, the foregoing plans for Oromin's business are of a general nature and may change if more information becomes available.

        Teranga is not required to and is not currently filing periodic reports with the SEC pursuant to Sections 13 or 15(d) of the U.S. Exchange Act. Pursuant to an exemption under the U.S. Exchange Act and the rules of the SEC, the filing of the Registration Statement on Form F-80 in the United States in connection with the Offer will not result in Teranga becoming a reporting company in the United States. Teranga has no present intention of registering as a reporting company in the United States.

16.   Risk Factors

        As Shareholders will acquire the Teranga Shares in consideration for the Oromin Shares that they deposit under the Offer, Shareholders should carefully consider the risks and uncertainties associated with Teranga and the Teranga Shares set out in this Section 16 and those described in the documents that Teranga has filed with the Securities Regulatory Authorities incorporated by reference herein. See Section 4 of the Circular,

"Documents Incorporated by Reference". In addition, there are certain risks and uncertainties associated with the Offer and the combination of Teranga's business and operations with Oromin's business and operations following successful completion of the Offer, including those set out in this Section 16. Additional risks and uncertainties relating solely to Oromin are described in the documents filed by Oromin with the Securities Regulatory Authorities and available on SEDAR at www.sedar.com. Teranga expects that these risks and uncertainties will also be applicable to the combined business. These risks and uncertainties may not be the only risks and uncertainties faced by Teranga or the combined entity. Other risks and uncertainties not presently known by Teranga or that Teranga currently believes are not material could also materially and adversely affect Teranga's or the combined entity's business, results of operations and/or financial condition. The risk factors set out below relate to the Offer and/or the combined business and operations of Teranga and Oromin if the Offer is consummated.

The Teranga Shares issued in connection with the Offer may have a market value different than expected.

        Teranga is offering to purchase Oromin Shares on the basis of 0.582 of a Teranga Share for every one Oromin Share, as set out in Section 1 of the Offer to Purchase, "The Offer". Since the exchange ratio will not be adjusted to reflect any changes in the market value of Teranga Shares, the market values of the Teranga Shares and the Oromin Shares at the time of the take-up of Oromin Shares under the Offer may vary significantly from the values at the date of the Offer to Purchase and Circular or the date that Shareholders tender their Oromin Shares. If the market price of Teranga Shares declines, the value of the consideration received by Shareholders will decline as well. For example, during the twelve-month period ending on May 31, 2013 (the most recent practicable date prior to the date of the Offer), the trading price of Teranga Shares on the TSX varied from a low of $0.69 to a high of $2.49 and ended that period at $0.71. Variations in the market price for Teranga Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Teranga, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions, gold price changes and other factors over which Teranga has no control.

Teranga has not been given an opportunity to verify the reliability of the information regarding Oromin included in, or which may have been omitted from, the Offer to Purchase and Circular.

        All historical information relating to Oromin presented in, or due to lack of information omitted from, the Offer to Purchase and Circular, including all Oromin financial information and all pro forma financial information reflecting the pro forma effects of a combination of Teranga and Oromin derived in part from Oromin's financial information, has been provided in exclusive reliance upon publicly available information. Although Teranga has no reason to doubt the accuracy or completeness of Oromin's publicly disclosed information, any inaccuracy or material omission in Oromin's publicly available information, including the information about or relating to Oromin contained in the Offer to Purchase and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined entity and its results of operations and financial condition.

Change of control provisions in Oromin's agreements triggered upon the acquisition of Oromin may lead to adverse consequences.

        Oromin may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since Teranga would then hold Oromin Shares representing a majority of the voting rights of Oromin. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Oromin's results of operations and financial condition. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined entity.

The integration of Teranga and Oromin may not occur as planned.

        The Offer has been made with the expectation that the combination of Teranga and Oromin would result in a combined entity that is expected to have increased production from Teranga's interest in the OJVG's open pit reserves, higher earnings and higher free cash flow per share. These anticipated benefits are based on a number of assumptions and will depend in part on the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined entity have not yet been made and may not have been fully identified. These decisions and the integration of the two companies may present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. Furthermore, Teranga's ability to efficiently assume Oromin's 43.5% ownership and operation of the OJVG Golouma Gold Project and effectively work with Bendon and Badr is not guaranteed. On June 11, 2013, Bendon issued a press release suggesting that the Offer is a violation of the OJVG Shareholders Agreement and indicating that they intend to initiate legal action to protect their rights under that agreement. As a consequence, the co-operation of Bendon's to work with Teranga a joint venture partner in the OJVG may not be forthcoming, which will make the integration of Teranga and Oromin more difficult than initially anticipated and may materially diminish the potential benefits to shareholders of the combined entity. In particular, given Bendon's current opposition to the Offer, a successful negotiation with the other OJVG partners of, among other things, a toll milling relationship with Teranga as the operator of the OJVG Golouma Gold Project may not materialize and the pursuit of any potential mining economies at the joint Masato deposit could be in jeopardy. Further, there can be no guarantee that Teranga will be able to in the future negotiate a subsequent acquisition of the other OJVG partner interests on satisfactory economic terms. There can also be no assurance that there will be operational or other synergies realized by the combined entity, or that the integration of the two companies' operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

        On June 13, 2013, Bendon commenced a lawsuit naming Teranga, Oromin and Oromin's wholly-owned subsidiary Sabodala Holding Limited, as defendants. Bendon's statement of claim seeks an unspecified amount of damages and an injunction preventing the Offer, and alleges, among other things, that the completion of the Offer would result in a breach of the OJVG Shareholders Agreement. Teranga believes that Bendon's lawsuit is without merit and plans to vigorously defend it. Teranga is of the view that the Offer does not violate the OJVG Shareholders Agreement, however, the outcome of litigation cannot be predicted with certainty and there is no guarantee that any legal action by Bendon to declare the Offer a violation of the OJVG Shareholders Agreement would not be successful. If Teranga were unable to resolve such dispute favourably or in a timely manner, the resultant litigation could affect the completion of the Offer or the timing of any anticipated benefits from the acquisition of Oromin and have a material adverse impact on Teranga's financial performance, cash flow and results of operations.

Composition of the Teranga Board may Change.

        On June 3, 2013 Teranga announced that it had received a notice, in accordance with its Advanced Notice By-Laws, from Mineral Deposit Limited ("MDL") that MDL intends to put forward Mr. Nic Limb, Mr. Rick Sharp and Mr. Rodger Gray as director nominees for shareholders of Teranga to consider at the annual and special meeting of shareholders, which is scheduled to be held on July 18, 2013. MDL is a shareholder of Teranga that owns 39,999,838 Teranga Shares, or approximately 16.29% of the issued and outstanding Teranga Shares. No assurance can be given that the composition of the Teranga Board will not change at the upcoming annual and special meeting of shareholders or that MDL will not have the ability to exert influence or control of Teranga following such annual and special meeting of shareholders. Any such changes in the composition of the Teranga Board could result in the Teranga Board deciding to change its plans for Oromin (see Section 7 of the Circular, "Purpose of the Offer and Teranga's Plans for Oromin") or could affect the operations of the combined entity, or whether the integration of the two companies' operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and/or reducing costs

After the consummation of the Offer, Oromin would become a majority-owned subsidiary of Teranga and Teranga's interest could differ from that of the Shareholders.

        After the consummation of the Offer, Teranga would have the power to elect the directors, appoint new management, approve certain actions requiring the approval of the Shareholders, including adopting certain amendments to Oromin's constating documents and approving mergers or sales of Oromin's assets. In particular, after the consummation of the Offer, Teranga intends to exercise their statutory right, if available, to acquire all of the Oromin Shares not deposited under the Offer, or, if such statutory right of acquisition is not available, Teranga intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby Teranga will acquire any Oromin Shares not deposited under the Offer. In any of these contexts, Teranga's interests with respect to Oromin may differ from those of any remaining Minority Shareholders who do not deposit their Oromin Shares.

The Offer is conditional upon, among other things, the receipt of consents and approvals from Governmental Entities that could delay completion of the Offer or impose conditions that could result in an adverse effect on the business or financial condition of Teranga.

        The Offer is conditional upon, among other things, Teranga having obtained all Governmental Entity or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other Securities Regulatory Authorities) to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and to issue and list on the TSX the Teranga Shares to be issued pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. In connection with TSX approval for the issuance and listing or quotation of the Teranga Shares to be issued pursuant to the Offer, the Offer is also conditional upon Teranga obtaining the Teranga Requisite Vote. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of Teranga.

The combination of Teranga and Oromin may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction.

        In order for Teranga to acquire all of the issued and outstanding Oromin Shares, it will likely be necessary, following the completion of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Oromin Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Oromin Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of substantial number of Oromin Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on Teranga's financial position and liquidity.

Teranga may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects.

        The level of production and capital and operating cost estimates relating to the expanded portfolio of projects, which are used in establishing mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Teranga's projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual exploration, mining or processing operations may identify new or unexpected conditions which could reduce mineral reserve and mineral resource estimates and/or production below, and/or increase capital and/or operating costs above, Teranga's current estimates. If actual results are less favourable than Teranga currently estimates, the combined entity's business, results of operations, financial condition and liquidity could be materially adversely impacted.

        If there are significant delays in the exploration and development of the OJVG Golouma Gold Project on a commercial scale, and/or capital costs are significantly higher than estimated, these events could have a significant adverse effect on Teranga's results of operations, cash flow from operations and financial condition.

Mineral reserve and mineral resource figures pertaining to the OJVG Golouma Gold Project are only estimates and are subject to revision based on developing information.

        Information pertaining to the OJVG's mineral reserves and mineral resources presented in the Offer to Purchase and Circular or incorporated by reference therein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

        The estimates of mineral reserves and mineral resources attributable to the OJVG are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The issuance of a significant number of Teranga Shares and a resulting "market overhang" could adversely affect the market price of Teranga Shares after the take-up of Oromin Shares under the Offer.

        If all of the Oromin Shares are tendered to the Offer, a significant number of additional Teranga Shares will be available for trading in the public market. The increase in the number of Teranga Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Teranga Shares. Moreover, in the event that any Shareholder holding a significant percentage of Oromin Shares tenders its Oromin Shares to the Offer in exchange for Teranga Shares, such Shareholder will hold a significant percentage of Teranga Shares after such take-up. The potential that such a Shareholder may sell its Teranga Shares in the public market (commonly referred to as "market overhang"), as well as any actual sales of such Teranga Shares in the public market, could adversely affect the market price of the Teranga Shares.

17.   Comparison of CBCA and BCBCA

        Teranga is governed by the CBCA. Oromin is governed by the BCBCA. The following is a summary of certain differences between the CBCA and the BCBCA, which Teranga considers to be of significance to Shareholders in deciding whether to accept the Offer. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to the implications of the Offer that may be of importance to them.

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  Registered Office.  Under the BCBCA, the registered office of the corporation must be situated in British Columbia; under the CBCA, the registered office of the corporation may be situated in the province in Canada specified in its articles of incorporation.

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  Shareholders' Meetings.  Under the BCBCA, shareholders' meetings must be held in British Columbia unless (a) the articles (which are the equivalent to by-laws under the CBCA) provide that the meeting may be held in a location outside of British Columbia, or (b) the articles do not restrict the corporation from approving a location outside of British Columbia for the holding of the shareholders' meeting and such location is approved by the resolution required for that purpose by the articles or, if no resolution is required for that purpose by the articles, approved by ordinary resolution, or (c) the other location is approved by the British Columbia Registrar of Companies; under the CBCA, shareholders' meetings may be held at a place in Canada provided for in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine, and shareholders' meetings may be held at a place outside

    Canada if the place is specified in the articles of incorporation or if all shareholders entitled to attend consent.

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  Special Resolutions.  Under the BCBCA, a special resolution is a resolution passed by at least a special majority at a general meeting or by written consent by all of the shareholders entitled to vote at general meetings and a special majority is the majority of votes that the articles specified is required to pass a special resolution, if that specified majority is not less than a two-thirds majority and not more than a three-quarters majority of the votes cast on the resolution and, if the articles do not contain such a specification, the default majority is two-thirds of the votes cast. (For British Columbia companies incorporated under the previous Company Act (British Columbia), the default majority is a three-quarters majority until amended by special resolution). Under the CBCA, a special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who vote in respect of that resolution or a resolution signed by all of the shareholders entitled to vote on that resolution.

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  Director Residency Requirements.  Under the BCBCA, there are no director residency requirements; under the CBCA, 25% of the directors must be resident Canadians or, if the corporation has fewer than four directors, at least one director must be resident Canadian. In certain situations, such as when the CBCA corporation is engaged in a prescribed business sector, a majority of the directors must be resident Canadians.

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  Number of Directors and Director Terms.  The BCBCA provides that a public company must have a minimum of three directors. The CBCA requires a corporation whose securities have been part of a distribution to the public and remain outstanding (the equivalent of a public company under the BCBCA), and are held by more than one person, to have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. The BCBCA does not expressly limit the length of the term for which a director may be elected but provides that directors shall be elected or appointed in accordance with the articles of a company. Under the CBCA, directors cannot be elected for a term greater than three years, but staggered terms are permitted. Under the CBCA, a director who is not elected for an expressly stated term will cease to hold office at the close of the first annual meeting of shareholders following his or her election.

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  Short Form Amalgamations.  Both the BCBCA and CBCA permit short form amalgamations, where a parent corporation and one or more wholly-owned subsidiaries amalgamate or where two or more wholly-owned subsidiaries of the same parent corporation amalgamate. For short form amalgamations under the BCBCA, amalgamating corporations may elect to obtain court approval; under the CBCA, amalgamating corporations are not required to seek court approval.

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  Subsidiary Holding Shares of Parent.  Under the BCBCA, subject to certain solvency tests, a subsidiary is permitted to hold and acquire shares in its parent, however, shares of a parent held by a subsidiary may not be voted. Under the CBCA, except in limited circumstances, a corporation may neither hold shares in its parent nor allow any of its subsidiaries to acquire shares of its parent.

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  Removal of Directors.  Under the BCBCA, a director may be removed by special resolution or, if the articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified, including ordinary resolution or directors' resolution; under the CBCA, a director may be removed by ordinary resolution.

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  Reliance by Directors.  Under the BCBCA, directors will not be found liable if they rely in good faith on financial statements, auditor's reports, professional reports, statements of fact from an officer or any other document which the court considers as a reasonable ground for the director's conduct; under the CBCA, directors may rely on financial statements, auditor's reports and professional reports; however, the court is not granted the same jurisdiction in determining whether a director's reliance upon other documents is acceptable.

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  Transfer Restrictions on Shares.  Under the BCBCA, corporations are free to impose restrictions on the transfer of their shares as long as those restrictions are set out in their articles of incorporation; under the CBCA, the ability of a corporation to restrict the transfer of its shares is subject to greater restrictions.

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  Insolvency.  Under the BCBCA, the determination of insolvency relates to the ability of a corporation to meet its liabilities as they become due; under the CBCA, the test is similar to the one under the BCBCA, however, it imposes a further requirement that the realizable value of the corporation's assets would need to exceed the aggregate of its liabilities and stated capital of all classes of shares.

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  Reduction in Capital.  Under the BCBCA, the reduction of a corporation's capital may be authorized by a special resolution, unless there are reasonable grounds for believing that the realizable value of the corporation's assets would, after the reduction, be less than the total of all liabilities, in which case a corporation would require a court order to proceed with the capital reduction; under the CBCA, a corporation's stated capital may be reduced by special resolution, however, a corporation under the CBCA shall not reduce its stated capital for any purpose, other than for declaring its stated capital to be reduced by an amount that is not represented by realizable assets, if the corporation is, or would after the reduction be, unable to pay its liabilities as they become due or the realizable value of the corporation's assets would be less than the aggregate of its liabilities.

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  Sale of Assets.  The CBCA requires approval of the holders of shares of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the "undertaking") of the corporation, other than in the ordinary course of business of the corporation. Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking (as opposed to the "property") of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the corporation specify is required (being at least two-thirds and not more than three-quarters of the votes cast on the resolution) or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. While the minimum shareholder approval thresholds will be the same under the BCBCA and the CBCA, there are differences in the nature of the sale which requires such approval, i.e. a sale of all or substantially all of the "undertaking" under the BCBCA and of all or substantially of the "property" under the CBCA.

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  Dissent Rights.  The CBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Under the CBCA, a holder of shares of any class of a corporation may dissent if a court order permits dissent or if the corporation resolves to (a) amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class, (b) amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on, (c) amalgamate (other than an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation), (d) be continued under the laws of another jurisdiction, (e) sell, lease or exchange all or substantially all its property, (f) carry out a going-private transaction or a squeeze-out transaction, or (g) amend its articles to add, modify or remove any provision that affects the characteristics, rights, privileges, restrictions or conditions attached to the shares of a class. The BCBCA provides that a dissenting shareholder can require that the corporation purchase the shares held by such shareholder at a payout value as agreed between the corporation and the shareholder, or failing that, as determined or directed upon application by the shareholder, by the court. The BCBCA contains similar dissent provisions which are applicable in respect of (a) a resolution to alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on, (b) a resolution to adopt an amalgamation agreement, (c) a resolution to approve an amalgamation into a foreign jurisdiction, (d) a resolution to approve an arrangement, the terms of which arrangement permit dissent, (e) a resolution to authorize the sale, lease or other disposal of all or substantially all of the undertaking of the corporation, (f) a resolution to authorize the continuation of the corporation into a jurisdiction other than British

    Columbia, (g) any other resolution, if dissent is authorized by the resolution, and (h) any court order that permits dissent.

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  Oppression Actions.  Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court is a proper person to seek an oppression remedy, may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any securityholder, creditor, director or officer. Under the BCBCA, a shareholder of a corporation or any other person who, in the discretion of the court is an appropriate person to make an application, has the right to apply to the court for an order on the grounds that (i) the affairs of the corporation (in contrast to the CBCA which includes the affiliates of the corporation and directors of the affiliate) are being or have been conducted, or that the powers of the directors are being or have been exercised in a manner oppressive to one or more of the shareholders, including the applicant, or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class of a series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application, the court may make any interim or final order it considers appropriate including an order to prohibit any act proposed by the corporation.

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  Shareholder Derivative Actions.  Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, the Director or any other person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action may apply to a court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. Under the BCBCA, a shareholder or director of a corporation or any other person who, in the discretion of the court is an appropriate person to make an application, may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. However, unlike the CBCA, prior notice to the directors of the company of the applicant's intention to bring an application is not required.

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  Requisition of Meetings.  The CBCA permits the holders of not less than 5% of the issued shares of the corporation that carry the right to vote at a meeting sought to be held to requisition the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting. The BCBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a general meeting of shareholders to requisition the directors to call and hold a general meeting within four months of receipt of the requisition. If the directors do not call a general meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares that carry the right to vote may call a general meeting.

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  Appointment of Inspector.  Under the BCBCA, an inspector may be appointed to conduct an investigation of the corporation either by special resolution or on application to the court by shareholders holding at least 20% of the outstanding shares; under the CBCA, an investigator may only be appointed by an application to the courts. Such an application, however, may be made by any shareholder of the corporation regardless of the number of shares owned.

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  Par Value of Shares.  Under the BCBCA, the share capital in a corporation may consist of either par value or no par value shares; under the CBCA, shares with par value are prohibited.

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  Corporation Holding its Own Shares.  Under the BCBCA, a corporation is expressly permitted to hold its own shares, which in effect allows the corporation the choice to either cancel the shares so held or allow the shares to remain outstanding; the CBCA, except in very limited circumstances, does not allow a corporation to hold its own shares.

18.   Certain Canadian Federal Income Tax Considerations

        The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act"), as of the date hereof, generally applicable to a Shareholder who sells Oromin Shares pursuant to the Offer or otherwise disposes of Oromin Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, and who, for the purposes of the Tax Act, and at all relevant times, (a) holds their Oromin Shares, and will hold all Teranga Shares received by them, as capital property; (b) did not acquire their Oromin Shares pursuant to a stock option plan; (c) deals at arm's length with Oromin and Teranga; and (d) is not affiliated with Oromin or Teranga (a "Holder").

        Oromin Shares or Teranga Shares will generally be capital property to a Holder provided the Holder does not hold them in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Oromin Shares or Teranga Shares as capital property may be entitled, in certain circumstances, to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Any person contemplating making such an election should consult their own tax advisor for advice as to whether the election is available or advisable in their own particular circumstances.

        This summary is based on the current provisions of the Tax Act and the regulations thereunder and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Laws or in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

        This summary assumes that Oromin is, at all material times, a "taxable Canadian corporation" within the meaning of the Tax Act.

        This summary is not applicable to a Holder: (i) that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules contained therein); (ii) that is a "specified financial institution" (as defined in the Tax Act); (iii) an interest in which is a "tax shelter investment" (as defined in the Tax Act); (iv) that has elected to report its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into, with respect to the Oromin Shares or the Teranga Shares, a "derivative forward agreement" within the meaning of proposed amendments to the Tax Act contained in a Notice of Ways and Means Motion tabled by the Minister of Finance (Canada) on March 21, 2013. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is, or becomes, controlled by a non-resident corporation, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. All such persons should consult their own tax advisors.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Holders should consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Oromin Shares and acquiring Teranga Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax Laws and under foreign tax Laws, having regard to their own particular circumstances.

Holders Resident in Canada

        The following portion of the summary is applicable to Holders who, at all relevant times and for the purposes of the Tax Act, are resident, or deemed to be resident, in Canada (a "Resident Shareholder").

Exchange of Oromin Shares for Teranga Shares Pursuant to the Offer

        In general, the exchange of Oromin Shares for Teranga Shares pursuant to the Offer will not give rise to a capital gain (or capital loss) to a Resident Shareholder unless such holder elects to report such capital gain or capital loss in its income tax return for the year in which the exchange occurs.

        Except where a particular Resident Shareholder chooses to recognize a capital gain (or capital loss) on the exchange of Oromin Shares for Teranga Shares (as discussed below), Resident Shareholders will be deemed to have disposed of their Oromin Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and to have acquired their Teranga Shares at a cost equal to that same amount. Such cost will be averaged with the adjusted cost base of any other Teranga Shares held by the Resident Shareholder as capital property for purposes of determining the adjusted cost base of each Teranga Share held by the Resident Shareholder.

        A Resident Shareholder may choose to recognize a capital gain (or capital loss) on the exchange of Oromin Shares for Teranga Shares by including the capital gain (or capital loss) in such Resident Shareholder's tax return for the taxation year in which the exchange occurs. In those circumstances, the Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Teranga Shares received on the exchange (as at the time of the exchange) exceeds (or is exceeded by) the sum of the adjusted cost base of the Oromin Shares exchanged therefor and any reasonable costs associated with the disposition and will acquire the Teranga Shares at a cost equal to their fair market value at the time of the exchange. Such cost will be averaged with the adjusted cost base of any other Teranga Shares held by the Resident Shareholder as capital property for purposes of determining the adjusted cost base of each Teranga Share held by the Resident Shareholder. Such capital gains (or capital losses) will be subject to the tax treatment described below under "Taxation of Capital Gains and Capital Losses".

Dividends on Teranga Shares

        In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on Teranga Shares will be included in computing the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends that are designated as "eligible dividends" in accordance with the Tax Act.

        In the case of a Resident Shareholder that is a corporation, dividends received or deemed to be received on Teranga Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income.

        A Resident Shareholder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on such shares to the extent that such dividends are deductible in computing the Resident Shareholder's taxable income.

        Taxable dividends received by individuals, other than certain trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Disposition of Teranga Shares

        Generally, a Resident Shareholder who disposes or is deemed to dispose of Teranga Shares will generally realize a capital gain (or capital loss) equal to the amount, if any, by which the Resident Shareholder's proceeds of disposition, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Shareholder of those shares immediately before the disposition. See "Taxation of Capital Gains and Capital Losses" below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Taxation of Capital Gains and Capital Losses

        One-half of any capital gain (a "taxable capital gain") realized by a Resident Shareholder in a taxation year must be included in computing the Resident Shareholder's income for that taxation year. One-half of any capital loss (an "allowable capital loss") realized by a Resident Shareholder in a taxation year must be deducted against taxable capital gains realized by the Resident Shareholder in that taxation year, to the extent and in the circumstances specified in the Tax Act. Any excess of allowable capital losses over taxable capital gains realized in a particular taxation year may be carried back up to three taxation years and carried forward indefinitely and deducted against net taxable capital gains realized in those other years, to the extent and in the circumstances specified in the Tax Act.

        If the Resident Shareholder is a corporation, the amount of any capital loss otherwise arising from a disposition or deemed disposition of a Oromin Share or Teranga Share may be reduced by the amount of dividends previously received or deemed to be have been received by the corporation on the share, to the extent and under circumstances specified in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

        A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains.

        Capital gains realized by individuals, other than certain trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Disposition of Oromin Shares Pursuant to a Compulsory Acquisition

        As described in Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited — Compulsory Acquisition", Teranga may, in certain circumstances, acquire Oromin Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under section 300 of the BCBCA. The tax consequences to a Resident Shareholder of a disposition of Oromin Shares in such circumstances will generally be as described above under the heading "Exchange of Oromin Shares for Teranga Shares Pursuant to the Offer", unless such Resident Shareholder dissents and obtains an order of a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from Teranga for such Resident Shareholder's Teranga Shares. In that case, such Resident Shareholder generally will be considered to have disposed of its Oromin Shares for proceeds of disposition equal to the amount received (other than the amount of any interest awarded by the court) and, consequently, will realize a capital gain (or a capital loss) equal to the amount, if any, by which such proceeds of disposition, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Resident Shareholder's Oromin Shares immediately before such disposition. See "Taxation of Capital Gains and Capital Losses" above for a general description of the treatment of capital gains and capital losses under the Tax Act.

        Any interest awarded to a Resident Shareholder by the court in such circumstances generally must be included in computing such Resident Shareholder's income for the purposes of the Tax Act. A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of interest.

        Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of dissenting from the Compulsory Acquisition or of having their Oromin Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Oromin Shares Pursuant to a Subsequent Acquisition Transaction

        As described under Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited — Subsequent Acquisition Transaction", if Teranga does not acquire all of the Oromin Shares pursuant to the Offer or a Compulsory Acquisition, Teranga may propose other means of acquiring the remaining outstanding Oromin Shares.

        A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory arrangement, reorganization, consolidation or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Oromin Shares acquired pursuant to a Subsequent Acquisition Transaction.

        For example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Oromin with a wholly-owned subsidiary of Teranga pursuant to which Resident Shareholders who had not deposited their Oromin Shares under the Offer would have their Oromin Shares exchanged on the amalgamation solely for Teranga Shares. Generally, in those circumstances, a Resident Shareholder would not realize a capital gain or capital loss as a result of such exchange of Oromin Shares for Teranga Shares, and the cost of the Teranga Shares received would be the aggregate adjusted cost base (as determined under the Tax Act) of the Oromin Shares to the Resident Shareholder immediately before the amalgamation.

        Pursuant to the current administrative practice of the CRA, a Resident Shareholder that exercises its statutory right of dissent in respect of an amalgamation would generally be considered to have disposed of its Oromin Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder (other than interest awarded by the court). Consequently, a Resident Shareholder should realize a capital gain (or a capital loss) equal to the amount, if any, by which such proceeds of disposition, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Resident Shareholder's Oromin Shares immediately before such disposition (see "Taxation of Capital Gains and Capital Losses" above for a general description of the treatment of capital gains and capital losses under the Tax Act). However, as the legislative basis of this treatment may be uncertain, there is a risk that all or part of such amounts paid to a dissenting Resident Shareholder could be treated as a deemed dividend. Dissenting Resident Shareholders should consult with their own tax advisors in this regard. The tax treatment of any interest awarded to a dissenting Resident Shareholder by a court would generally be the same as described in the preceding paragraph.

        Alternatively, for example, Teranga may propose a Subsequent Acquisition Transaction to be effected by a statutory arrangement, pursuant to which Resident Shareholders who had not deposited their Oromin Shares under the Offer would have their Oromin Shares acquired by Teranga solely in exchange for Teranga Shares. Generally, the tax consequences of such an exchange to a Resident Shareholder would be as described above under "Exchange of Oromin Shares for Teranga Shares Pursuant to the Offer". The tax consequences to a Resident Shareholder who exercises dissent rights in respect of such an arrangement will depend upon the particular terms of the arrangement. Generally, however, such dissenting Resident Shareholders may realize a capital gain or capital loss, be deemed to receive a dividend, or incur both results. The tax treatment of any interest awarded to a dissenting Resident Shareholder by a court would generally be the same as described in the preceding paragraph.

        In addition to the examples described above, such a Subsequent Acquisition Transaction could also be effected by a capital reorganization or share consolidation, or by an amalgamation or statutory arrangement or other transaction that is different in form, or in respect of the consideration offered, than the statutory arrangement or amalgamation examples described above. Accordingly, it is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder except in very general terms.

However, depending on the circumstances, the tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the sale of Oromin Shares under the Offer and will depend on the particular form and circumstances of such Subsequent Acquisition Transaction, and a Resident Shareholder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend, or incur both or neither of such consequences. No opinion is expressed herein as to the tax consequences of any such Subsequent Acquisition Transaction to a Resident Shareholder.

        Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Oromin Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

        As described in Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Oromin Shares and Reporting Issuer Status", the Oromin Shares may cease to be listed on TSX following the completion of the Offer. Resident Shareholders are cautioned that, if the Oromin Shares are not listed on a "designated stock exchange" as defined in the Tax Act (which currently includes TSX) and Oromin is not a "public corporation" for purposes of the Tax Act, the Oromin Shares will not be qualified investments for trusts governed by registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts ("TFSA") (collectively, "Registered Plans"). Resident Shareholders that are trusts governed by Registered Plans should consult their own tax advisors with respect to the potential income tax consequences to them (and to the annuitants, holders, beneficiaries or subscribers thereunder) of holding Oromin Shares if the Oromin Shares are not qualified investments and of disposing of Oromin Shares pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction.

Eligibility for Investment

        Teranga Shares will be qualified investments under the Tax Act for a trust governed by a Registered Plan, provided that, at that time, the Teranga Shares are listed on a "designated stock exchange" (which currently includes the TSX) or Teranga is a "public corporation" as defined in the Tax Act.

        Notwithstanding that a Teranga Share may be a qualified investment for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or annuitant of a RRSP or RRIF, as applicable, will be subject to a penalty tax in respect of a Teranga Share held in the TFSA, RRSP or RRIF, as applicable, if such Teranga Share is a "prohibited investment" for the particular TFSA, RRSP or RRIF. A Teranga Share will generally not be a "prohibited investment" for a trust governed by a TFSA, RRSP or RRIF unless the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, (i) does not deal at arm's length with Teranga for purposes of the Tax Act, (ii) has a "significant interest" as defined in the Tax Act in Teranga, or (iii) has a "significant interest" as defined in the Tax Act in a corporation, partnership or trust with which Teranga does not deal at arm's length for purposes of the Tax Act. Proposals released on December 21, 2012 (the "December 2012 Proposals") propose to delete the condition in (iii) above. In addition, pursuant to the December 2012 Proposals, a Teranga Share will generally not be a "prohibited investment" if the Teranga Share is "excluded property" as defined in the December 2012 Proposals for trusts governed by a TFSA, RRSP or RRIF.

Holders Not Resident in Canada

        The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act (i) is neither resident nor deemed to be resident in Canada, and (ii) does not use or hold, and is not deemed to use or hold, Oromin Shares or Teranga Shares in a business carried on in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to certain Holders that are insurers carrying on an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Disposition of Oromin Shares Pursuant to the Offer

        A Non-Resident Shareholder who disposes of Oromin Shares under the Offer will not be subject to tax under the Tax Act on any capital gain realized on the exchange unless (i) the shares disposed of are "taxable Canadian property" of the Non-Resident Shareholder at the time of the exchange, and (ii) the Non-Resident Shareholder is not exempt from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty. In the event that a Non-Resident Shareholder's Oromin Shares are, or are deemed to be, "taxable Canadian property" and such Non-Resident Shareholder is not entitled to an exemption from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty, the disposition thereof will generally be subject to the same treatment as described above under the heading "Holders Resident in Canada — Exchange of Oromin Shares for Teranga Shares Pursuant to the Offer". Where a Non-Resident Shareholder's Oromin Shares are taxable Canadian property and the Non-Resident Shareholder does not choose to recognize a capital gain (or capital loss) on the exchange of such shares for Teranga Shares pursuant to the Offer, the Teranga Shares will be deemed to be taxable Canadian property to the Non-Resident Shareholder at any time that is within 60 months after such exchange.

        Generally, a share that is listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes the TSX) will not be "taxable Canadian property" of a Non-Resident Shareholder at the time of the disposition provided that at no time during the 60 month period immediately preceding the time of disposition or deemed disposition of such share was both: (i) 25% or more of the issued shares of any class or series of the capital stock of the issuer owned by one or any combination of the Non-Resident Shareholder and persons with whom the Non-Resident Shareholder did not deal at arm's length (within the meaning of the Tax Act); and (ii) more than 50% of the fair market value of the share derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; and the share is not otherwise deemed under the Tax Act to be taxable Canadian property.

Dividends on Teranga Shares

        Dividends paid, deemed to be paid, or credited on Teranga Shares to a Non-Resident Shareholder will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends unless the rate is reduced by an applicable income tax convention or treaty. For example, under the Canada-U.S. Tax Convention (the "Convention"), where dividends are paid to or derived by a Non-Resident Shareholder who is the beneficial owner of the dividends and is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Teranga Shares

        Any capital gain realized by a Non-Resident Shareholder on the disposition or deemed disposition of Teranga Shares will not be subject to tax under the Tax Act unless (i) such shares are "taxable Canadian property" of the Non-Resident Shareholder at the time of the disposition, and (ii) the Non-Resident Shareholder is not entitled to an exemption from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty.

        See the discussion above regarding the description of "taxable Canadian property" and the possible application of an applicable income tax convention or treaty.

Disposition of Oromin Shares Pursuant to a Compulsory Acquisition

        As described in Section 12 of the Circular, "Acquisition of Oromin Shares Not Deposited — Compulsory Acquisition", Teranga may, in certain circumstances, acquire Oromin Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under Section 300 of the BCBCA.

        Subject to the discussion below under "Potential Delisting", the Canadian federal income tax consequences to a Non-Resident Shareholder who disposes of Oromin Shares in such circumstances generally will be the same as described under "Disposition of Oromin Shares Pursuant to the Offer".

        Where a Non-Resident Shareholder receives interest under an award of a court, such interest will not be subject to Canadian withholding tax under the Tax Act provided such interest is not "participating debt interest" as defined in the Tax Act. Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Oromin Shares pursuant to a Compulsory Acquisition.

Disposition of Oromin Shares Pursuant to a Subsequent Acquisition Transaction

        The Canadian federal income tax consequences under the Tax Act of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See "Potential Delisting" below, in the case where Oromin Shares are delisted prior to a Subsequent Acquisition Transaction.

        A Non-Resident Shareholder may realize a capital gain or a capital loss and/or be deemed to receive a dividend pursuant to a Subsequent Acquisition Transaction, as discussed above under "Holders Resident in Canada — Subsequent Acquisition Transaction". Whether or not a Non-Resident Shareholder would be subject to tax under the Tax Act on any such capital gain would depend on whether the Oromin Shares are "taxable Canadian property" of the Non-Resident Shareholder for purposes of the Tax Act at the time of the disposition and whether the Non-Resident Shareholder is entitled to relief under an applicable income tax convention and other circumstances at that time.

        Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding under the provisions of an applicable income tax treaty.

        Any interest paid or credited to a Non-Resident Shareholder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will generally not be subject to Canadian withholding tax provided such interest is not "participating debt interest" as defined in the Tax Act.

        Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Oromin Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

        As described in Section 15 of this Circular under "Effect of the Offer on the Market for and Listing of Oromin Shares and Reporting Issuer Status", the Oromin Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition by a Non-Resident Shareholder pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. If the Oromin Shares are not listed or deemed to be listed on a designated stock exchange at the time they are disposed of in these circumstances, the Oromin Shares would constitute taxable Canadian property to the Non-Resident Shareholder if at any time during the 60-month period that ends at the time of the disposition of such shares, more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists. Moreover, an Oromin Share could be deemed to be "taxable Canadian property" in certain circumstances as set out in the Tax Act. If such shares constitute "taxable Canadian property", the Non-Resident Shareholder may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition, unless such gain is exempt from taxation in Canada pursuant to the provisions of an applicable income tax treaty and the Non-Resident Shareholder may be required to file a Canadian income tax return for the year in which the disposition occurred. In addition, if such shares constitute "taxable Canadian property" and are not listed on a "designated stock exchange" (which currently includes the TSX), the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Shareholder, in which case Teranga (or the amalgamated entity, as applicable) will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Shareholder and will be required to remit such amount to the Receiver General of Canada as tax on behalf of the Non-Resident Shareholder.

        Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of not disposing of their Oromin Shares pursuant to the Offer.

19.   Certain U.S. Federal Income Tax Considerations

        The following discussion, subject to the limitations and conditions set forth herein, addresses certain anticipated U.S. federal income tax consequences of exchanging Oromin Shares for Teranga Shares pursuant to the Offer. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated under the Code, administrative rulings of the U.S. Internal Revenue Service ("IRS") and judicial decisions of the U.S. courts, in each case as in effect on the date hereof. Changes in the laws may alter the U.S. federal income tax treatment of the Offer discussed in this summary, possibly with retroactive effect.

        TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF U.S. FEDERAL TAX MATTERS SET FORTH HEREIN WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY PROSPECTIVE INVESTOR, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER U.S. TAX LAW. EACH PROSPECTIVE INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        This discussion is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, this discussion does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as the estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income. This discussion is only applicable to U.S. Holders (as defined below) that receive Teranga Shares in exchange for Oromin Shares pursuant to the Offer and that hold Oromin Shares or Teranga Shares, as applicable, as "capital assets" (generally for investment purposes) and, in addition, does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a holder of Oromin Shares or Teranga Shares, nor to a holder of Oromin Shares or Teranga Shares subject to special treatment under U.S. federal income tax law, including, but not limited to:

  •
  a person that will own 10% or more (by voting power or value, and taking into account certain attribution rules) of the issued and outstanding Teranga Shares;

  •
  a person that owns 5% or more (by voting power or value, taking into account certain attribution rules) of the issued and outstanding Oromin Shares prior to the exchange;

  •
  a broker, dealer or trader in securities or currencies;

  •
  a bank, mutual fund, life insurance company or other financial institution;

  •
  a tax-exempt organization;

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  a real estate investment trust or regulated investment company;

  •
  a qualified retirement plan or individual retirement account;

  •
  a person who acquired its Oromin Shares in a compensatory transaction;

  •
  a person that holds or will hold its Oromin Shares or Teranga Shares as part of a straddle, hedge, wash sale, synthetic security, conversion transaction, constructive sale or other integrated transaction for tax purposes;

  •
  a Non-U.S. Holder (as defined below) who is or has previously been engaged in the conduct of a trade or business in the U.S. or who has ceased to be a U.S. citizen or to be taxed as a U.S. resident alien; or

  •
  a U.S. Holder whose functional currency for tax purposes is not the U.S. dollar.

        It is assumed for purposes of this summary that each of Teranga and Oromin is not, has not at any time been and will not be after the Offer a "controlled foreign corporation", as defined in Section 957(a) of the Code.

        Holders of Oromin Shares are urged to consult their own tax advisors regarding the tax consequences of the exchange of Oromin Shares for Teranga Shares, and the ownership and disposition of Teranga Shares in light of their particular circumstances, as well as the tax consequences under state, local and non-United States tax law and the possible effects of changes in tax law.

        For purposes of this discussion, a "U.S. Holder" means a beneficial owner of an Oromin Share or Teranga Share, as the case may be, who is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (X) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        "Non-U.S. Holder" means any person who owns Oromin Shares or Teranga Shares, as the case may be, and who is not a U.S. Holder or a partnership.

        If a partnership or other "pass-through" entity holds Oromin Shares, the tax treatment of an owner of such "pass-through" entity generally will depend upon the status of such owner and upon the activities of the "pass-through" entity. An owner of a "pass-through" entity holding Oromin Shares should consult such owner's tax advisor regarding the specific tax consequences of exchanging Oromin Shares pursuant to the Offer.

U.S. Holders

Consequences of Exchanging Oromin Shares for Teranga Shares Pursuant to the Offer

        The U.S. federal income tax consequences of exchanging Oromin Shares for Teranga Shares pursuant to the Offer will depend on numerous factors, including the number of Oromin Shares acquired pursuant to the Offer, whether any Compulsory Acquisition or Subsequent Acquisition Transaction is integrated with the Offer for U.S. federal income tax purposes and certain other factors. It is possible that the Offer will be considered part of a reorganization within the meaning of Section 368(a) of the Code, and that Teranga and Oromin will each be treated as a party to the reorganization. Whether or not the Offer will be considered part of a reorganization within the meaning of Section 368(a) of the Code is uncertain at this time, and the following discussion therefore provides a description of the U.S. federal income tax consequences of the alternative characterizations. No ruling from the IRS or opinion of counsel has been or will be sought regarding the tax consequences of the transactions described herein, and the IRS or the courts may disagree with this discussion.

        Tax consequences if the exchange of Oromin Shares for Teranga Shares pursuant to the Offer is part of a reorganization. If the exchange of Oromin Shares for Teranga Shares pursuant to the Offer is part of a reorganization within the meaning of Section 368(a) of the Code then, subject to the discussion below relating to the possible application of the PFIC rules, the following consequences for a U.S. Holder of Oromin Shares will result:

  •
  No gain or loss will be recognized upon the receipt of Teranga Shares in the exchange.

  •
  The aggregate tax basis of the Teranga Shares received by a U.S. Holder of Oromin Shares will equal the aggregate tax basis of the Oromin Shares such holder surrendered in the exchange.

  •
  The holding period of the Teranga Shares received in the exchange will include the U.S. Holder's holding period in the Oromin Shares surrendered in such exchange.

        Notwithstanding the foregoing, if Oromin has been a PFIC at any time since its formation, under proposed Treasury regulations, the exchange pursuant to the Offer will constitute a fully taxable transaction for U.S. federal income tax purposes (with the consequences of a disposition of shares in a PFIC described below) with respect to U.S. Holders of Oromin Shares, if any, who owned Oromin Shares while Oromin was a PFIC, unless either a "qualified electing fund" ("QEF") election (described below) was made by such U.S. Holder for the first year of such holder's holding period that Oromin was a PFIC or Teranga is also a PFIC at the time of the exchange pursuant to the Offer. As described below under "Passive Foreign Investment Company", Teranga does not believe that it will be classified as a PFIC for its current taxable year. According to its most recent public filings, Oromin did not believe that it would be characterized as a PFIC for its fiscal year ended February 29, 2012 nor for its three preceding taxable years. However, no assurances can be provided regarding whether Oromin currently is or has ever been a PFIC or whether Teranga currently is or will become a PFIC.

        Tax consequences if the exchange of Oromin Shares for Teranga Shares pursuant to the Offer is not part of a reorganization. If the exchange of Oromin Shares for Teranga Shares pursuant to the Offer is not part of a reorganization within the meaning of Section 368(a) of the Code, the receipt of Teranga Shares in exchange for Oromin Shares pursuant to the Offer will be fully taxable for U.S. federal income tax purposes. In such an exchange, a U.S. Holder would recognize gain or loss equal to the difference between (i) the sum of the U.S. dollar fair market value of any Teranga Shares received and (ii) the U.S. Holder's adjusted tax basis in the Oromin Shares surrendered. If Oromin is not a PFIC, any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder's holding period in the Oromin Shares exceeds one year upon the consummation of the exchange pursuant to the Offer. Long-term capital gains of non-corporate U.S. Holders, including individuals, may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

        If Oromin is a PFIC, unless the U.S. Holder has made a timely and proper QEF election, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the exchange pursuant to the Offer will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned ratably over the period the U.S. Holder held its Oromin Shares and was subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder. However, if the U.S. Holder has made a timely and proper QEF election, then the PFIC rules described above will not apply and the U.S. Holder will be subject to tax on the exchange in the manner described in the immediately preceding paragraph. A U.S. Holder should consult its tax advisor regarding the application of the PFIC rules to the Offer.

Tax Consequences of a Compulsory Acquisition or Subsequent Acquisition Transaction

        The tax consequences to a U.S. Holder that receives Teranga Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction will depend upon the exact manner in which the acquisition is carried out and the form of consideration received by the U.S. Holder. If a Compulsory Acquisition or Subsequent Acquisition Transaction is considered to be part of a plan of reorganization within the meaning of Section 368(a) of the Code, and the U.S. Holder receives only Teranga Shares in exchange for such holder's Oromin Shares, the tax consequences to such holder will generally be as described above under the heading "Consequences of Exchanging Oromin Shares for Teranga Shares Pursuant to the Offer — Tax consequences if the exchange of Oromin Shares for Teranga Shares pursuant to the Offer is part of a reorganization". In all other circumstances, the tax consequences to a U.S. Holder that receives only Teranga Shares pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction will generally be as described above under the heading, "Consequences of Exchanging Oromin Shares for Teranga Shares Pursuant to the Offer — Tax consequences if the exchange of Oromin Shares for Teranga Shares pursuant to the Offer is not part of a reorganization". In addition, if a Compulsory Acquisition or Subsequent Acquisition Transaction is not considered to be part of a plan of reorganization and a U.S. Holder receives consideration other than Teranga Shares in exchange for such holder's Oromin Shares, the amount of cash and the fair market value of property received will be included in such holder's amount realized for purposes of determining such holder's gain or loss recognized on the exchange.

Distributions on Teranga Shares

        Subject to the discussion under "Passive Foreign Investment Company" below, the gross amount of distributions, if any, payable on Teranga Shares, including any Canadian taxes withheld, generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be "passive category income" for U.S. foreign tax credit purposes. A distribution on Teranga Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See "Sale or Other Disposition of Teranga Shares" below. There can be no assurance that Teranga will determine its earnings and profits on the basis of U.S. federal income tax principles, and U.S. Holders of Teranga Shares should assume that distributions will generally be reported to them as a "dividend" for U.S. federal income tax purposes.

        Dividends paid to a U.S. Holder that is a corporation will not be eligible for the dividends received deduction generally available to corporations. Dividends paid by a domestic corporation or "qualified foreign corporation" to an individual U.S. Holder are subject to a maximum 20% U.S. tax rate if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. There is currently a tax treaty in effect between the United States and Canada which the Secretary of Treasury has determined is satisfactory for these purposes and Teranga believes it should be eligible for the benefits of the treaty. Therefore, Teranga believes it will be a "qualified foreign corporation" for this purposes, although there can be no assurance that it will always qualify and each U.S. Holder should consult its own tax advisor regarding the treatment of dividends received on the Teranga Shares.

        Subject to certain limitations, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability for Canadian income taxes withheld by Teranga. Alternatively, a U.S. Holder may elect to claim a deduction for such Canadian income taxes in computing its U.S. federal taxable income for a taxable year provided that the election shall apply to all foreign income taxes paid or accrued by the U.S. Holder for the taxable year. U.S. Holders that are eligible for benefits under the Canada-United States income tax treaty but who fail to provide the necessary documentation to qualify for benefits under the treaty (as discussed in "Certain Canadian Federal Income Tax Considerations") will not be entitled to a foreign tax credit for the amount of any Canadian taxes withheld in excess of the applicable treaty rate. To the extent a U.S. Holder has claimed a reduced U.S. tax rate on dividends from a "qualified foreign corporation," this will affect the computation of the foreign tax credit. The calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules.

Sale or Other Disposition of Teranga Shares

        Subject to the discussion below under "Passive Foreign Investment Company", a U.S. Holder who sells or otherwise disposes of Teranga Shares in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder's adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the Teranga Shares is more than one year at the time of the sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of Shares. See "Foreign Currency Considerations" below.

Passive Foreign Investment Company

        Special adverse U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of subsidiaries, either:

  •
  at least 75% of its gross income is "passive income"; or

  •
  at least 50% of the gross average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions. However, passive income does not include gains arising from "qualified active sales" of commodities.

        Teranga believes that it is engaged in the active conduct of a commodities business and that substantially all of its income relates to this business. Teranga believes that its sales constitute "qualified active sales" giving rise to non-passive income for purposes of the applicable PFIC rules. Based on current estimates of Teranga's income, current estimates of the value of its assets, the nature of its business, and taking into account the exceptions to the PFIC rules discussed above, Teranga does not believe that it will be classified as a PFIC for its current taxable year. However, there can be no assurance in this regard because the application of the relevant rules is complex and the manner in which the exceptions to the PFIC rules should be applied is uncertain and also involves inherently factual determinations that are affected by how Teranga conducts its business. Additionally, the PFIC determination is made annually and is based on the portion of Teranga's assets and income that is characterized as passive under the PFIC rules. Its PFIC status will depend, in part, on the market valuation of its shares, and the value of goodwill, which it cannot control. Moreover, Teranga's business plans may change, which may affect the PFIC determination in future years.

        If Teranga is or becomes a PFIC, the tax imposed on any gain realized on a sale or other disposition of its shares and certain "excess distributions" (generally distributions in excess of 125% of the average distributions over a three-year period or, if shorter, the U.S. Holder's holding period for the Shares) will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned ratably over the period the U.S. Holder held its shares and was subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder.

        If Teranga is treated as a PFIC, the rules described in the foregoing paragraph can be mitigated by a U.S. Holder that makes a QEF election. However, there can be no assurance that Teranga will provide the information a U.S. Holder would need to make a QEF election. Alternatively, a U.S. Holder may make a mark-to-market election for Teranga Shares if the shares constitute "marketable stock" as defined in the U.S. Treasury regulations. The Teranga Shares will be "marketable stock" if they are "regularly traded" on a "qualified exchange or other market." There can be no assurance that the Teranga Shares will be considered "marketable stock" for this purpose. If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its Teranga Shares as if the shares were sold at fair market value at the end of the year. Such appreciation or depreciation generally would be treated as ordinary income or (subject to limitations) ordinary loss. Any gains on an actual disposition of Teranga Shares would be ordinary income, and any loss up to the amount of prior ordinary income/gain inclusions with respect to the shares will be ordinary loss. If Teranga is determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of Teranga's subsidiaries that may also be determined to be a PFIC, and there is a significant risk that indirect interests in any subsidiary PFIC will not be covered by this mark-to-market election.

        U.S. Holders owning shares of a PFIC may be subject to additional information reporting requirements with respect to their shares. U.S. Holders should consult their own tax advisors regarding any additional information reporting that may be required if Teranga were to be classified as a PFIC.

        U.S. Holders should consult their own independent tax advisors regarding the application of the PFIC rules to the Shares and the availability and advisability of making a mark-to-market or QEF election in their particular circumstances.

Foreign Currency Considerations

        A U.S. Holder that receives Canadian dollars as a result of a distribution on or a sale or other disposition of Teranga Shares and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar, which generally will be U.S. source ordinary gain or loss.

Non-U.S. Holders

Consequences of Exchanging Oromin Shares Pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction

        Non-U.S. Holders generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of Teranga Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. However, a Non-U.S. Holder may recognize gain taxable in the United States if either of the following conditions applies:

  •
  such gain is attributable to an office or other fixed place of business in the United States and, if an applicable income tax treaty so provides, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other requirements are met.

Sale or Other Disposition of Teranga Shares

        In general, a Non-U.S. Holder will not be subject to U.S. federal income tax as a result of a distribution on or any gain realized upon the sale or other disposition of Teranga Shares unless one of the two bulleted conditions apply that are described in the discussion captioned "Non-U.S. Holders — Consequences of Exchanging Oromin Shares Pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction" above.

Information Reporting and Backup Withholding

        Holders of Oromin Shares may be subject to information withholding and may be subject to backup withholding, at a 28% rate, on any property received in exchange for Oromin Shares. Distributions on, or the proceeds from a sale or other disposition of, Teranga Shares paid within the United States or through certain U.S.-related financial intermediaries to a holder may be subject to information reporting and may be subject to backup withholding unless the holder (i) is an exempt recipient or (ii) in the case of backup withholding (but not information reporting), provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

        Recently enacted legislation requires certain U.S. Holders to report information to the IRS with respect to their investment in Teranga Shares unless certain requirements are met. U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in Teranga Shares.

20.   Expenses of the Offer

        Teranga estimates that expenses in the aggregate amount of $6 million will be incurred by Teranga in connection with the Offer, including legal, financial advising, accounting, filing and printing costs, depositary fees, the cost of preparation and mailing of the Offer.

21.   Other Material Facts

        Teranga has no knowledge of any material fact concerning the securities of Oromin that has not been generally disclosed by Oromin, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

        Oromin is subject to the information requirements of the U.S. Exchange Act and in accordance with the U.S. Exchange Act files reports and other information with the SEC. Oromin is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Oromin's U.S. Exchange Act reports and other information filed with the SEC can be located at the SEC's website (www.sec.gov).

        Teranga is not a reporting issuer under the U.S. Exchange Act.

22.   Documents Filed With the SEC

        Teranga has filed with the SEC: (i) a registration statement on Form F-80 under the U.S. Securities Act, which covers Teranga Shares to be issued pursuant to the Offer and includes, among other things, the documents listed in this Offer to Purchase and Circular as incorporated by reference herein, (ii) a tender offer statement on Schedule 14D-1F, and (iii) a Form F-X to appoint an agent for service of process and provide required undertakings. This Offer to Purchase and Circular do not contain all of the information set forth in the registration statement and tender offer statement. Reference is made to those documents and the exhibits thereto for further information.

23.   Other Matters Relating to the Offer

Depositary and Information Agent

        Teranga has retained Kingsdale Shareholder Services Inc. to act as the depositary under the Offer. The Depositary will be responsible for receiving deposits of certificates representing Deposited Oromin Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Oromin Shares purchased by Teranga under the Offer. The Depositary will also facilitate book-entry transfers of Oromin Shares.

        Teranga has also retained Kingsdale Shareholder Services Inc. to act as information agent to provide information to Shareholders in connection with the Offer.

        Kingsdale Shareholder Services Inc., in its capacities as depositary and information agent, will receive reasonable and customary compensation from Teranga for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Financial Advisor and Dealer Manager

        Teranga has engaged the services of Cormark Securities Inc. to act as financial advisor and Dealer Manager in connection with the Offer, in the latter case to solicit acceptances of the Offer. The Dealer Manager has also undertaken to form a Soliciting Dealer Group comprising members of the Investment Industry Regulatory Organization of Canada and participating organizations of the TSX to solicit acceptances of the Offer. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer".

        Teranga has (subject to the next two sentences) agreed to pay to each Soliciting Dealer a fee of $0.005 for each such Oromin Share deposited through such Soliciting Dealer and taken up by Teranga under the Offer, based on, among other things, CDS Participant certificates, actual deposits and the CDS participant list as at the Expiry Time. The aggregate amount payable with respect to any single beneficial holder of Oromin Shares will not be less than $80 nor more than $1,500, provided that no fee will be payable in respect of deposits of less than 5,000 Oromin Shares per beneficial holder. When Oromin Shares deposited are beneficially owned by more than one person, only one minimum and maximum amount will be applied.

        The Dealer Manager will be reimbursed by Teranga for certain reasonable out-of-pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities and expenses in connection with the Offer and securities laws. Teranga may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to Teranga, acting reasonably, before payment of such solicitation fees.

        Investment advisors or registered representatives employed by the Soliciting Dealers may solicit their clients to tender their Oromin Shares to the Offer. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee for each Oromin Share tendered to the Offer by clients of or served by the investment adviser or registered representative.

        In addition, Cormark Securities (USA) Limited, a United States licensed broker dealer affiliated with Cormark Securities Inc., has been retained to act as soliciting agent to provide information to Shareholders in each state in which it is a licensed broker-dealer in connection with the Offer. Cormark Securities (USA) Limited, in its capacity as United States soliciting agent, will receive reasonable and customary compensation from Teranga for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. Cormark Securities (USA) Limited can be contacted at Suite 2800, 200 Bay Street, Toronto, Canada, M5J 2J2 (Attention: Jeff Kennedy) or by telephone at 1-800-461-2275 or 416-943-6405, by email at jkennedy@cormark.com, or by facsimile at 416-943-6496. Shareholders in other U.S. states may contact the Information Agent for assistance.

Legal Matters

        Certain legal matters relating to the Offer and to the Teranga Shares to be distributed pursuant to the Offer will be passed upon by Stikeman Elliott LLP, Canadian counsel to Teranga. Teranga is also being advised in respect of certain matters concerning the Offer by Milbank, Tweed, Hadley & McCloy LLP, United States counsel to Teranga. As at the date of the Offer, the partners and associates of Stikeman Elliott LLP beneficially own, directly or indirectly, less than one percent of the securities of each of Teranga, Oromin and their respective associates and affiliates.

24.   Statutory Rights

        Securities legislation in the provinces and territories of Canada provides Shareholders of Oromin with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the prescribed time limits. Shareholders should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

25.   Directors' Approval

        The contents of the Offer to Purchase and Circular have been approved, and the sending thereof to the Shareholders has been authorized, by the Teranga Board.

 APPROVAL AND CERTIFICATE OF TERANGA GOLD CORPORATION

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: June 19, 2013.

RICHARD YOUNG President and Chief Executive Officer	NAVIN DYAL Chief Financial Officer
On behalf of the Board of Directors

FRANK WHEATLEY Director	CHRISTOPHER LATTANZI Director

 APPENDIX A

UNAUDITED PRO FORMA FINANCIAL STATEMENTS
OF TERANGA GOLD CORPORATION

 UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF
TERANGA GOLD CORPORATION

UNAUDITED PROFORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2013

(In US$'000)

	Historical
			Pro Forma Adjustments		Pro Forma Consolidated
	Teranga	Oromin		Notes
As at:	31-Mar-13	28-Feb-13
Current assets
Cash and cash equivalents	51,016	1,074	(2,114)	E	42,221
			(1,755)	E
			(6,000)	C
Trade and other receivables	7,554	49	—		7,603
Inventories	73,376	—	—		73,376
Other assets	5,080	31	—		5,111
Available for sale financial asset	8,273	—	(8,255)	A	18
Marketable securities	—	18	(18)	A	—

Total current assets	145,299	1,172	(18,142)		128,329

Non-current assets
Inventories	35,650	—	—		35,650
Advances to joint venture	—	128	—		128
Property, plant and equipment	238,129	13	—		238,142
Investment in OJVG	—	77,388	(21,590)	A	55,798
Mine development expenditure	158,429	—	—		158,429
Intangible assets	1,663	—	—		1,663

Total non-current assets	433,871	77,529	(21,590)		489,810

Total assets	579,170	78,701	(39,732)		618,139

Current liabilities
Trade and other payables	40,920	548	—		41,468
Borrowings	10,307	—	—		10,307
Loan payable	—	1,415	(1,415)	E	—
Financial derivative liabilities	11,709	—	—		11,709
Provisions	1,920	—	—		1,920

Total current liabilities	64,856	1,963	(1,415)		65,404

Non-current liabilities
Borrowings	69,037	—	—		69,037
Provisions	9,750	—	—		9,750
Other non-current liabilities	2,612	—	—		2,612

Total non-current liabilities	81,399	—	—		81,399

Total liabilities	146,255	1,963	(1,415)		146,803

Equity
Issued capital	305,412	109,941	48,263	A	353,675
			(109,941)	A
Foreign currency translation reserve	(998)	—	—		(998)
Investment revaluation reserve	—	(23)	23	A	—
Share-based payments reserve	16,845	17,956	(17,956)	A,D	16,845
Accumulated income/(Deficit)	94,208	(51,136)	51,136	A	84,366
			(3,842)	A
			(6,000)	C

Equity attributable to equity holders of the parent	415,467	76,738	(38,317)		453,888
Non-controlling interests	17,448	—	—		17,448

Total equity	432,915	76,738	(38,317)		471,336

Total equity and liabilities	579,170	78,701	(39,732)		618,139

UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2012

(in US$'000 except per share amounts)

	Historical
	12 months ended 31-Dec-12	12 months ended 28-Feb-13	Pro Forma Adjustments	Notes	Pro Forma Consolidated
	Teranga	Oromin
	Audited
Revenue	350,520	—	—		350,520
Cost of sales	(179,323)	—	14,085	B	(165,238)

Gross profit	171,197	—	14,085		185,282
Other income	36	533	—		569
Equity loss from investment in OJVG	—	(67)	—		(67)
Stock-based compensation	(4,694)	(96)	—		(4,790)
Impairment of available for sale financial asset	(11,917)	—	11,917	A	—
Finance costs	(7,789)	(70)	—		(7,859)
Exploration and evaluation expenditures	(16,657)	—	—		(16,657)
Administration expenses	(17,931)	(2,672)	—		(20,603)
Net foreign exchange (losses)/gains	(2,574)	24	—		(2,550)
(Losses)/gains on gold hedge contracts	(15,274)	—	—		(15,274)
(Losses)/gains on oil hedge contracts	(427)	—	—		(427)

	(77,227)	(2,348)	11,917		(67,658)
Profit/(loss) before tax	93,970	(2,348)	26,002		117,624
Income tax benefit	115	—	—		115

Profit/(loss) for the period	94,085	(2,348)	26,002		117,739

Other comprehensive income/(loss):
Exchange differences arising on translation of foreign operations	(63)	—	—		(63)
Unrealized gain (loss) on investments	—	(24)	—		(24)
Change in fair value of available for sale financial asset, net of tax	6,775	—	(6,775)	A	—

Other comprehensive income/(loss) for the period	6,712	(24)	(6,775)		(87)

Total comprehensive income/(loss) for the period	100,797	(2,372)	19,227		117,652

Profit/(Loss) attributable to:
— owners of the parent	79,924	(2,348)	24,594		102,170
— non-controlling interests	14,161	—	1,409	B	15,570

Profit/(loss) for the period	94,085	(2,348)	26,002		117,739
Total comprehensive income/(loss) attributable to:
— owners of the parent	86,636	(2,372)	17,819		102,083
— non-controlling interests	14,161	—	1,409		15,570

Earnings/(losses) per share from operations attributable to the equity holders of the Company during the period
— basic earnings (loss) per share	0.33				0.32
— diluted earnings (loss) per share	0.33				0.32
Weighted average number of common shares outstanding
— basic	245,618,000				314,727,854
— diluted	245,618,000				314,727,854

UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(In US$'000 except per share amounts)

	Historical
	3 months ended 31-Mar-13	3 months ended 28-Feb-13	Pro Forma Adjustments	Notes	Pro Forma Consolidated
	Teranga	Oromin
Revenue	113,815	—	—		113,815
Cost of sales	(55,971)	—	—		(55,971)

Gross profit	57,844	—	—		57,844
Other income	9	156	—		165
Equity loss from investment in OJVG	—	(6)	—		(6)
Stock-based compensation	73	—	—		73
Impairment of available for sale financial asset	(962)	—	962	A	—
Finance costs	(2,696)	(70)	—		(2,766)
Exploration and evaluation expenditures	(2,027)	—	—		(2,027)
Administration expenses	(3,830)	(657)	—		(4,487)
Net foreign exchange (losses)/gains	(61)	—	—		(61)
(Losses)/gains on gold hedge contracts	2,193	—	—		2,193
(Losses)/gains on oil hedge contracts	31	—	—		31

	(7,270)	(577)	962		(6,885)
Profit/(loss) before tax	50,574	(577)	962		50,959
Income tax benefit	—		—		—

Profit/(loss) for the period	50,574	(577)	962		50,959

Other comprehensive income/(loss):
Unrealized gain (loss) on investments	—	(12)	—		(12)
Change in fair value of available for sale financial asset, net of tax	(5,456)	—	5,456	A	—

Other comprehensive income/(loss) for the period	(5,456)	(12)	5,456		(12)

Total comprehensive income/(loss) for the period	45,118	(589)	6,418		50,947

Profit/(Loss) attributable to:
— owners of the parent	44,983	(577)	962		45,368
— non-controlling interests	5,591	—	—		5,591

Profit/(loss) for the period	50,574	(577)	962		50,959
Total comprehensive income/(loss) attributable to:
— owners of the parent	39,527	(589)	6,418		45,356
— non-controlling interests	5,591	—	—		5,591
Earnings/(losses) per share from operations attributable to the equity holders of the Company during the period
— basic earnings (loss) per share	0.18				0.14
— diluted earnings (loss) per share	0.18				0.14
Weighted average number of common shares outstanding
— basic	245,618,000				314,727,854
— diluted	245,618,000				314,727,854

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (hereinafter, the "pro forma financial statements") of Teranga Gold Corporation ("Teranga") have been prepared by management of Teranga for illustrative purposes only, based on financial statements which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, to show the pro forma effect of the acquisition of all of the issued and outstanding common shares of Oromin Explorations Ltd. ("Oromin") which is more fully described in Note 2. All amounts are expressed in thousands of United States dollars ("USD") except per share amounts and unless otherwise indicated.

Oromin's financial year end is February 28. As such, the pro forma financial statements have been compiled from and include:

  a)
  An unaudited pro forma consolidated statement of financial position combining the unaudited consolidated statement of financial position of Teranga as at March 31, 2013 and the audited consolidated statement of financial position of Oromin as at February 28, 2013. The audited consolidated statement of financial position of Oromin has been translated from Canadian dollars ("C$") using a USD:C$ rate of 0.97474.

  b)
  An unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2012 combining:

  i)
  the audited consolidated statement of comprehensive income of Teranga for the year ended December 31, 2012; and,

  ii)
  the audited consolidated statement of comprehensive loss of Oromin for the year ended February 28, 2013. The audited consolidated statement of comprehensive loss of Oromin has been translated from Canadian dollars ("C$") using a USD:C$ rate of 1.00147.

  c)
  An unaudited pro forma consolidated statement of comprehensive income for the three month period ended March 31, 2013 combining:

  i)
  the unaudited consolidated statement of comprehensive income of Teranga for the three month period ended March 31, 2013; and,

  ii)
  the unaudited consolidated statement of comprehensive loss of Oromin for the three month period ended February 28, 2013. The construction of the statement of comprehensive loss for the three month period ended February 28, 2013 is included in note 4 to these unaudited pro forma consolidated financial statements and includes all identified reclassifications. The unaudited consolidated statement of comprehensive loss of Oromin has been translated from Canadian dollars ("C$") using a USD$:C$ rate of 1.00071 as per Note 4.

The unaudited pro forma consolidated statement of financial position as at March 31, 2013 has been prepared as if the transaction described in Note 2 had occurred on March 31, 2013. The unaudited pro forma consolidated statements of comprehensive income for the year ended December 31, 2012, and for the three month period ended March 31, 2013 have been prepared as if the transaction described in Note 2 had occurred on January 1, 2012.

To date, Teranga has relied entirely on Oromin's financial information which has been publicly filed; and as a result, the pro forma adjustments are based on publicly available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of Teranga will depend on a number of factors and will be based on information not currently available to Teranga. Therefore, the actual adjustments will differ from the pro forma adjustments and these differences may be material. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimates were made and the closing as a result of several factors which could include, among other things, changes in fair value of the assets acquired and liabilities assumed. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial information.

It is management's opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 2 and 3, in accordance with recognition and measurement criteria of IFRS. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Teranga which would have actually resulted had the transaction been effected on the dates indicated. Actual amounts recorded once the transaction is completed are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future.

Certain of Oromin's assets, liabilities and expenses have been reclassified to conform with Teranga's consolidated financial statements presentation. See Note 4.

The accounting policies used in the compilation of the pro forma financial statements are those as set out in Note 4 of Teranga's annual audited consolidated financial statements for the year ended December 31, 2012, except for the impact of the adoption of IFRIC 20 —

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 — BASIS OF PRESENTATION (Continued)

Stripping costs in the production phase of a surface mine as described in Note 3 to the unaudited interim condensed consolidated financial statements of Teranga for the three month period ended March 31, 2013.

In preparing the pro forma financial statements, a review was undertaken to identify Oromin's accounting policy differences that could have a material impact on the pro forma financial statements and it is noted that there were no significant accounting policy differences that had an impact on the pro forma financial statements other than the reclassifications noted in Note 4.

NOTE 2 — THE ACQUISITION

On June 3, 2013 Teranga announced a proposal to acquire all the outstanding common shares of Oromin (the "Offer"). Under the Offer, the shareholders of Oromin will receive Teranga common shares ("Teranga Shares"), pursuant to which Teranga will acquire all of the issued and outstanding common shares of Oromin ("Oromin Shares") it does not already own. Under the Offer, shareholders of Oromin will receive 0.582 of a Teranga Share for each Oromin Share they hold. The consideration issued in part of the Offer is assumed to total 69,109,854 Teranga Shares for a value of approximately $48,263, excluding Teranga's existing 13.8% interest in Oromin, based on Teranga's closing price on May 31, 2013.

As at May 31, 2013, there were 137,368,218 Oromin Shares outstanding (including 195,000 Oromin shares issued to Sprott Resource Lending Partnership which are held in escrow and the 18,699,500 Oromin Shares already owned by Teranga). The vesting of Oromin stock options ("Oromin options") outstanding accelerate on change of ownership. No Oromin options were in the money on the offer date based on the terms of the Offer. No impact of the Oromin shareholder rights plan has been reflected in these unaudited pro forma consolidated financial statements.

The acquisition by Teranga of Oromin has been accounted for under the measurement and recognition principles of IFRS using the acquisition method of accounting. The allocation of the purchase price has been based upon management's preliminary estimates and certain assumptions with respect to the incremental value associated with the assets to be acquired and the liabilities to be assumed. Teranga has not had access to non-public books and records of Oromin, has relied entirely on Oromin's publicly filed financial statements and is not in a position to independently assess or verify the information in Oromin's publicly filed financial statements, including the financial statements of Oromin that were used to prepare the pro forma financial statements. The fair value of the net assets of Oromin to be acquired pursuant to the Offer will ultimately be determined after the closing of the transaction. Teranga will complete a full and detailed valuation of Oromin's net assets. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price allocation is subject to change and is summarized as follows:

($ thousands)
Oromin shares owned by Teranga(1)	4,431
69,109,854 common shares of Teranga at USD$0.70/share issued to Oromin shareholders	48,263

Total purchase Consideration	52,694

The purchase price was allocated as follows:

($ thousands)
Net working capital acquired (including cash deficit of $2,795)	(3,263)
Available for sale financial asset	18
Property, plant and equipment	13
Advances to joint venture	128
Investment in Oromin Joint Venture Group Ltd ("OJVG")	55,798

Net identifiable assets	52,694

(1)
This represents the fair value of Teranga's existing ownership in Oromin, as at May 31, 2013 which results in a write-down for accounting purposes of $3,842. Due to the write-down being attributable to the acquisition transaction, the amount is not reflected as a pro forma adjustment to the statement of comprehensive income and loss.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 — PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma financial statements include the following pro forma assumptions and adjustments:

  A.
  To record the acquisition of Oromin at a purchase price of $52,694, as detailed in note 2 above.

  B.
  This adjustment reflects the adoption of Teranga's accounting policy adoption for deferred stripping costs in accordance with International Financial Reporting Interpretations Committee ("IFRIC") 20 for the twelve months ended December 31, 2012. The interim condensed consolidated balance sheet as at March 31, 2013 and the interim condensed statement of comprehensive income for three months ended March 31, 2013 includes the effects of the adoption of IFRIC 20.

  C.
  This assumption provides for the recognition of transaction costs related to the Offer totalling $6,000.

  D.
  The pro forma condensed consolidated financial statements assume that any in-the-money Oromin Options and warrants of Oromin that are outstanding are exercised pursuant to the transaction as Oromin options and warrants have accelerated vesting upon transfer of ownership interests. No Oromin Options or warrants of Oromin were in-the-money on the offer date and thus there is no corresponding pro forma adjustment.

  E.
  These pro forma adjustments reflect the impact of change of control provisions. The first reflects the repayment of Oromin's loan of $1,755, which is fully repayable upon a change of control, and is presented net of $340 of unamortized financing costs on Oromin's statement of financial position. The second adjustment includes $2,114 related to change in control payments to consultants, senior officers and directors of Oromin. Due to the elimination of the unamortized financing costs being attributable to the acquisition transaction, these costs are not reflected as a pro-forma adjustment to the statement of comprehensive income and loss.

NOTE 4 — RECONCILIATION OF REPORTING PERIODS

For pro forma purposes an acquired entity's income statement should be brought up to within 93 days of the registrant's fiscal year. As such in order to present the pro forma financial information for three months ended March 31, 2013, a reconciliation of financial statements was constructed by management using Oromin's three month period ended February 28, 2013. No reconciliation for the balance sheet was performed as Teranga's and Oromin's balance sheets are within one month of each other.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 — RECONCILIATION OF REPORTING PERIODS (Continued)

For the three months ended March 31, 2013

(Unaudited and in US$'000)	Oromin Twelve months February 28, 2013	Less Nine Months November 30, 2012	Three Months February 28, 2013	Line item Reclassifications	Oromin Three Months February 28, 2013
Expenses
Amortization	51	38	13	(13)	—
Filing and transfer agent fees	118	97	21	(21)	—
Office and rent	470	325	145	(145)	—
Professional and consulting fees	681	501	180	(180)	—
Salaries and benefits	805	585	220	(220)	—
Stock-based compensation	96	96	—	—	—
Travel and public relations	279	217	62	(62)	—
Administrative costs	—	—	—	657	657

	(2,500)	(1,859)	(641)	(16)	(657)

Other Income (Expense)
Foreign exchange gain (loss)	24	24	—	—	—
Project administration fees (reversed)	516	360	156	(156)	—
Interest Income	17	17	—	—	—
Equity income from investment in Oromin Joint Venture Group Ltd.	(67)	(61)	(6)	—	(6)
Corporate advisory fee	(252)	(252)	—	—	—
Interest expense	(16)	—	(16)	16	—
Financing cost	(70)	—	(70)	—	(70)
Other Income	—	—	—	156	156

	152	88	64	16	80

Loss for the period	(2,348)	(1,771)	(577)	—	(577)

Other comprehensive income (loss)
Unrealized gain (loss) on investments	(24)	(12)	(12)	—	(12)

Total comprehensive loss for the period	(2,372)	(1,783)	(589)	—	(589)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 — RECONCILIATION OF REPORTING PERIODS (Continued)

Reclassification of items for twelve months ended December 31, 2012

(Unaudited and in US$'000)	Oromin Twelve months February 28, 2013	Line item Reclassifications	Oromin Twelve months February 28, 2013
Expenses
Amortization	51	(51)	—
Filing and transfer agent fees	118	(118)	—
Office and rent	470	(470)	—
Professional and consulting fees	681	(681)	—
Salaries and benefits	805	(805)	—
Stock-based compensation	96	—	96
Travel and public relations	279	(279)	—
Administrative costs	—	2,672	2,672

	(2,500)	(268)	(2,768)

Other Income (Expense)
Foreign exchange gain (loss)	24	—	24
Project administration fees (reversed)	516	(516)	—
Interest Income	17	(17)	—
Equity income from investment in Oromin Joint Venture Group Ltd.	(67)	—	(67)
Corporate advisory fee	(252)	252	—
Interest expense	(16)	16	—
Financing cost	(70)	—	(70)
Other Income	—	533	533

	152	268	420

Loss for the period	(2,348)		(2,348)

Other comprehensive income (loss)
Unrealized gain (loss) on investments	(24)		(24)

Total comprehensive loss for the period	(2,372)		(2,372)

NOTE 5 — PRO FORMA SHARE CAPITAL

The following table provides a summary of pro forma share capital:

	Number of shares	Amount ($ thousands)
Balance, March 31, 2013	245,618,000	305,412
Common shares issued pursuant to acquisition of Oromin	69,109,854	48,263

Pro Forma Balance, March 31, 2013	314,727,854	353,675

 APPENDIX B

COMPULSORY AND COMPELLED ACQUISITION PROVISIONS OF SECTION 300 OF THE BCBCA

Acquisition procedures

(1) In this section:

    "acquiring person" means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

      (a) make an acquisition offer jointly or in concert, or

      (b) intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

    "acquisition offer" means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

    "offeree", in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

    "subject company" means the company, shares or any class of shares of which are the subject of an acquisition offer.

    (2) For the purposes of this section,

      (a) every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

      (b) each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

    (3) If an acquisition offer is accepted within the meaning of subsection (2)(b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

    (4) If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

    (5) On the application of an offeree under subsection (4), the court may

      (a) set the price and terms of payment, and

      (b) make consequential orders and give directions the court considers appropriate.

    (6) If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

      (a) send a copy of the notice to the subject company, and

      (b) pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

B-1

    (7) On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

    (8) Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

    (9) If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

    (10) If an offeree requires the acquiring person to acquire the offeree's shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

B-2

The Depositary and the Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-866-229-8651
E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

The Dealer Manager for the Offer is:

Toll Free: 1-800-461-2275
Email: ssmoroz@cormark.com

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY TERANGA GOLD CORPORATION TO PURCHASE ALL THE OUTSTANDING OROMIN SHARES. KINGSDALE SHAREHOLDER SERVICES INC., YOUR BROKER OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

LETTER OF TRANSMITTAL

for Deposit of Oromin Shares and SRP Rights
OROMIN EXPLORATIONS LTD.

pursuant to the Offer dated June 19, 2013
made by

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON JULY 30, 2013 (THE "EXPIRY TIME"), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

(1)
YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING CERTIFICATE(S) REPRESENTING OROMIN SHARES;

(2)
YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT'S MESSAGE;

(3)
YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC BUT THE TERANGA SHARES ARE UNAVAILABLE BY BOOK-ENTRY TRANSFER; OR

(4)
YOU PREVIOUSLY DEPOSITED SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY (PRINTED ON YELLOW PAPER).

SHAREHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit common shares of Oromin Explorations Ltd. ("Oromin"), including any common shares of Oromin that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities (as defined in the Offer to Purchase and Circular), together with the associated rights (the "SRP Rights") issued under the shareholder rights plan of Oromin dated June 27, 2008 (the "Shareholders Rights Plan") (collectively, the "Oromin Shares"), under the offer dated June 19, 2013 (the "Offer") made by Teranga Gold Corporation ("Teranga") to purchase, subject to the terms and conditions of the Offer, all of the issued and outstanding Oromin Shares, other than Oromin Shares owned, directly or indirectly, by Teranga and its affiliates, and must be received by Kingsdale Shareholder Services Inc. (the "Depositary") at or prior to the Expiry Time at the office specified below.

Holders of Oromin Shares (the "Shareholders") can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Acceptance by Book-Entry Transfer". A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent's Message. Shareholders who hold their Oromin Shares in an account maintained by DTC may not be eligible for electronic settlement for the issuance of Teranga Shares through book-entry transfer. In that event, DTC Participants should send a physical Letter of Transmittal to the Depositary with clear issuance instructions, along with the original Agent's Message reference number. Shareholders who accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Oromin Shares are deposited by book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the "undersigned" are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

Shareholders wishing to accept the Offer but whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Oromin Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery" by using the accompanying Notice of Guaranteed Delivery (printed on yellow paper), or a manually executed facsimile thereof. See Instruction 2 herein, "Procedure for Guaranteed Delivery".

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. The Offer to Purchase and accompanying Circular dated June 19, 2013 (the "Offer to Purchase and Circular") contain important information and Shareholders are urged to read the Offer to Purchase and Circular in its entirety. Capitalized or defined terms used but not defined in this Letter of Transmittal which are defined in the Offer to Purchase and Circular have the respective meanings ascribed thereto in the Offer to Purchase and Circular.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Oromin Shares with the Depositary may be directed to the Depositary and Information Agent. Their contact details are provided at the end of this document.

Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. IF YOU ARE A UNITED STATES PERSON, WITHIN THE MEANING OF SECTION 7701(A)(30) OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (A"U.S. PERSON"), YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, "SUBSTITUTE FORM W-9 FOR U.S. PERSONS ONLY"). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. PERSON, PLEASE SEE INSTRUCTION 8.

 NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Teranga has filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-80, a tender offer statement on Schedule 14D-1F and other documents and information, including the Offer to Purchase and Circular to Shareholders concerning the Offer.

The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Oromin Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. Teranga or its agents may, in their sole discretion, take such action as it or they may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, Teranga or its agents may elect not to complete such action in any given instance. Accordingly, Teranga cannot at this time assure holders of Oromin Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

In furtherance of the foregoing, each U.S. Shareholder is requested to complete Block F to indicate whether the Shareholder is a person that is (a) resident in the United States or (b) acting for the account or benefit of a person in the United States (a "U.S. Shareholder"). In addition, each U.S. Shareholder is requested to complete Block F-1 identifying the U.S. state(s) in which the person making the decision to accept the Offer is resident. Teranga and its agents reserve the right not to take up and pay for Oromin Shares deposited by a Shareholder that fails to complete Block F or, if applicable, Block F-1, whose response thereto is illegible or whose investment decisions are, or Teranga or its agents, acting in their sole discretion, reasonably believes are, made in a U.S. state in which (x) the making or acceptance of the Offer would not be in compliance with the laws of such state or (y) Teranga or its agents have elected not to complete such action in any given instance in such U.S. state.

2

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	TERANGA GOLD CORPORATION
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

Upon the terms (including the right of withdrawal) and subject to the conditions of the Offer and in this Letter of Transmittal, the undersigned or the person on whose behalf the book-entry transfer is made, hereby irrevocably accepts the Offer and deposits under the Offer the Deposited Oromin Shares and, effective immediately following the time when Teranga takes up the Deposited Oromin Shares (the "Effective Time"), irrevocably sells, assigns and transfers to Teranga all of the right, title and interest of the undersigned in and to the Deposited Oromin Shares. The term "Deposited Oromin Shares" refers to the Oromin Shares identified below as being deposited under the Offer and benefits arising from such Deposited Oromin Shares including, without limitation, any and all distributions, dividends, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Oromin Shares or any of them on and after the date of the Offer, including, without limitation, any distributions, dividends or payments on such distributions, dividends, payments, securities, property or other interests (collectively, "Distributions"). The undersigned understands that by depositing Oromin Shares under the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with the Oromin Shares. The undersigned understands that, unless waived by Teranga, Shareholders are required to deposit one SRP Right for each Oromin Share deposited under the Offer in order to effect a valid deposit of such Oromin Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Teranga for the Oromin Shares will be allocated to the SRP Rights.

3

BOX 1
DESCRIPTION OF OROMIN SHARES DEPOSITED UNDER THE OFFER* (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)*	Agent's Message Original Reference Number	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Oromin Shares Represented by Certificate(s)*	Number of Oromin Shares Deposited**

TOTAL:

BOX 2

DESCRIPTION OF THE SRP RIGHTS DEPOSITED UNDER THE OFFER***
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
(To be completed if necessary)

Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of SRP Rights Represented by Certificate(s)*	Number of SRP Rights Deposited***

TOTAL:

*
You do not need to complete these columns in respect of Oromin Shares deposited by book-entry transfer.

**
If you desire to deposit fewer than all Oromin Shares evidenced by any certificate(s) listed above, please indicate in this column the number of Oromin Shares you wish to deposit. Unless otherwise indicated, the total number of Oromin Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, "Partial Deposits".

***
The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Oromin Shares: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Oromin, a deposit of Oromin Shares will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Oromin prior to the time Oromin Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Oromin Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit, the Shareholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery". Note that, in any case, a deposit of Oromin Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares by the Shareholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. Teranga reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Deposited Oromin Shares by the undersigned for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Oromin Shares deposited by the Shareholder.

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The undersigned hereby acknowledges receipt of the Offer to Purchase and Circular and acknowledges that there will be a binding agreement between the undersigned and Teranga effective immediately following the time at which Teranga takes up such Deposited Oromin Shares, in accordance with the terms and conditions of the Offer and the Letter of Transmittal.

The undersigned represents and warrants that:

  (a)
  the undersigned has received the Offer to Purchase and Circular;

  (b)
  the undersigned, or the person on whose behalf a book-entry transfer is made, has full power and authority to deposit, sell, assign and transfer the Deposited Oromin Shares and all rights and benefits arising from such Deposited Oromin Shares including, without limitation, any Distributions;

  (c)
  the undersigned, or the person on whose behalf a book-entry transfer is made, owns the Deposited Oromin Shares and any Distributions deposited under the Offer;

  (d)
  the Deposited Oromin Shares and Distributions deposited under the Offer have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Oromin Shares or Distributions deposited under the Offer, to any person;

  (e)
  the deposit of the Deposited Oromin Shares and Distributions complies with applicable Laws; and

  (f)
  when the Deposited Oromin Shares are taken up and paid for by Teranga, Teranga will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The undersigned acknowledges that under certain circumstances Teranga may, among other things, (i) extend vary or terminate the Offer (see Section 5 of the Offer to Purchase, "Extension, Variation and Changes in the Offer"), or (ii) make such adjustments as it deems appropriate to the purchase price and other terms of the Offer to reflect any changes on or after the date of the Offer to the Oromin Shares or Oromin's capitalization (see Section 9 of the Offer to Purchase, "Changes in Capitalization of Oromin; Adjustments; Liens"). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Oromin should declare, set aside or pay any Distributions that are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Teranga or its nominee or transferee on the securities registers maintained by or on behalf of Oromin in respect of Oromin Shares, then Teranga may reduce the purchase price under the Offer or the undersigned may be required to promptly transfer to Teranga such Distributions, all in accordance with the terms of the Offer (see Section 9 of the Offer to Purchase, "Changes in Capitalization of Oromin; Adjustments; Liens").

The undersigned irrevocably constitutes and appoints, effective at and after the Effective Time, each director and officer of Teranga, and any other person designated by Teranga, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Oromin Shares (which Deposited Oromin Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "Oromin Purchased Securities") with respect to such Oromin Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

  (a)
  to register or record the transfer and/or cancellation of such Oromin Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Oromin;

  (b)
  for so long as any such Oromin Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Teranga, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Teranga in respect of any or all Oromin Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Oromin Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any

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    adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Oromin;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

  (d)
  to exercise any other rights of a Shareholder with respect to such Oromin Purchased Securities, all as set out in this Letter of Transmittal.

Effective at and after the Effective Time, the undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Oromin Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Oromin Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Oromin Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, "Withdrawal of Deposited Oromin Shares".

The undersigned also agrees following the Effective Time not to vote any of the Oromin Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Oromin and, except as may otherwise be agreed with Teranga, not to exercise any of the other rights or privileges attached to the Oromin Purchased Securities, and agrees to execute and deliver to Teranga any and all instruments of proxy, authorizations or consents in respect of all or any of the Oromin Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Teranga as the proxy or the proxy nominee or nominees of the holder of the Oromin Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Oromin Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Teranga, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Oromin Purchased Securities to Teranga. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

The Depositary will act as the agent of the persons who have deposited Oromin Shares under the Offer for the purposes of receiving payment from Teranga and transmitting such payment to such persons. Receipt by the Depositary of the share certificates, or their equivalent, representing the consideration under the Offer shall be deemed to constitute receipt of payment by persons depositing Oromin Shares under the Offer.

Settlement with each Shareholder who has deposited (and not withdrawn) Oromin Shares under the Offer that have been taken up and accepted for payment will be made by the Depositary delivering or causing to be delivered certificates, if any, representing Teranga Shares (or, in the case of Oromin Shares deposited by book-entry transfer, the credit of Teranga Shares), in the amounts to which the person depositing Oromin Shares is entitled. Unless otherwise directed in this Letter of Transmittal, the certificate, if any, representing Teranga Shares (or, in the case of Oromin Shares deposited by book-entry transfer, the credit of Teranga Shares) will be issued in the name of the registered holder of the Oromin Shares so deposited. Unless the person depositing the Oromin Shares instructs the Depositary to hold the certificate for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the certificate will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Oromin. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

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Pursuant to applicable Laws, Teranga may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Any Deposited Oromin Shares that are not taken up and paid for by Teranga pursuant to the terms and conditions of the Offer for any reason, will be returned, at the expense of Teranga, to the depositing Shareholder as soon as practicable following the Expiry Time or any withdrawal of the Offer, by either (i) sending certificates representing the Oromin Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Oromin, or (ii) in the case of Oromin Shares deposited by book-entry transfer of such Oromin Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Acceptance by Book-Entry Transfer", such Oromin Shares will be credited to the depositing Shareholder's account maintained with CDS or DTC, as applicable. Shareholders who hold their Oromin Shares in an account maintained by DTC may not be eligible for electronic settlement for the issuance of Teranga Shares through book-entry transfer. In that event, DTC Participants should send a physical Letter of Transmittal to the Depositary with clear issuance instructions, along with the original Agent's Message reference number.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Oromin Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une letter d'envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE TERANGA SHARES IN THE NAME OF: (please print or type)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)
(Email Address)

BLOCK B DELIVERY INSTRUCTIONS
SEND TERANGA SHARES (Unless Block "D" is checked) TO:
☐ Same as address in Block A (check box) or to
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)
* The delivery instructions given in this Block B will also be used to return certificate(s) representing Deposited Oromin Shares if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER U.S. residents/citizens must provide their Taxpayer Identification Number
(Taxpayer Identification Number)

If you are a U.S. Person or are acting on behalf of a U.S. Person, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Person, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, "Substitute Form W-9 for U.S. Persons Only" for further details.

BLOCK D SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

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BLOCK E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
☐ CHECK HERE IF OROMIN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

BLOCK F CERTIFICATION OF STATUS
A U.S. Shareholder is any person that is either (a) a resident in the United States or (b) acting for the account or benefit of a person in the United States.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or
☐ The person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

IF YOU ARE A U.S. PERSON OR ARE ACTING ON BEHALF OF A U.S. PERSON, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 8 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE INFORMATION AGENT AND/OR THE DEPOSITARY.

BLOCK F-1 U.S. SHAREHOLDERS — ADDITIONAL INFORMATION

If you are a U.S. Shareholder, you represent that the person making the investment decision to deposit Oromin Shares under the Offer is resident in the state or other jurisdiction listed in Block A (Registration and Payment Instructions), unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Oromin Shares for each jurisdiction.

☐    The owner signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Oromin Shares under the Offer is (are) resident in the following state(s) or other jurisdiction(s):

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BLOCK G REGISTRATION AND PAYMENT

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

(Tax Identification, Social Insurance or Social Security Number)

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. PERSONS ONLY

SUBSTITUTE FORM W-9 Payer's Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the W-9 Guidelines included with this form.) CERTIFY BY SIGNING AND DATING BELOW.
Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.

Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) If awaiting TIN, write "Applied For")

Part 2 — For payees exempt from backup withholding, please write "Exempt" here (see W-9 Guidelines):
Name
Business Name
Please Check Appropriate box for U.S. tax:

☐ Individual/Sole Proprietor	☐ C Corporation	☐ S Corporation	☐ Partnership	☐ Trust/Estate

☐ Limited liability company (Enter the tax classification: S = S corporation; C = corporation; P = partnership)
☐ Other
☐ Address
City	State	Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature	Dated , 2013

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NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING ON THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, a portion of the gross proceeds of such payment made to me may be withheld.

Signature	Dated , 2013

DEFINITION OF A U.S. PERSON: For federal income tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership or corporation created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

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 INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Deposited Oromin Shares and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificates(s) representing the deposited SRP Rights (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

  (b)
  The method of delivery of certificates representing Oromin Shares and, if applicable, Rights Certificates (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other documents is at the option and risk of the person depositing such documents. Teranga recommends that certificates, the accompanying Letter of Transmittal, the Notice of Guaranteed Delivery and any other documents be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, Teranga recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual physical receipt by the Depositary.

  (c)
  Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer.

2.     Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and deposit Oromin Shares pursuant to the Offer and (i) the certificate(s) representing such Shareholder's Oromin Shares are not immediately available; (ii) such Shareholder cannot deliver the certificate(s), the Letter of Transmittal and all other required documents to the Depositary by the Expiry Time; or (iii) such Shareholder cannot comply with the procedures for book-entry transfer on a timely basis, then those Oromin Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery printed on yellow paper (or a manually signed facsimile thereof) together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

  (c)
  the certificate or certificates representing the Deposited Oromin Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in this Letter of Transmittal, and other documents required by this Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after the Expiry Date; and

  (d)
  in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a

12

    properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in this Letter of Transmittal and other documents required by this Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

        The Notice of Guaranteed Delivery must be delivered by mail, hand or courier or transmitted by electronic facsimile to the Depositary only at its principal office in Toronto, Ontario at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificate(s) representing Oromin Shares and, if applicable, SRP Rights and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

        An "Eligible Institution" means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

3.     Signatures

        This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder's duly authorized representative (in accordance with Instruction 4).

  (a)
  If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Oromin Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Oromin:

  (i)
  the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

  (ii)
  the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

  (iii)
  such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.     Guarantee of Signatures

        If this Letter of Transmittal is executed by a person other than the registered holder(s) of Oromin Share certificate(s) deposited herewith or if the certificate(s) representing Oromin Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Oromin, such signatures must be guaranteed by an Eligible Institution, or in some other manner

13

satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person's authority to act. Either Teranga, at their sole discretion, or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.     Delivery Instructions

        If any certificate(s) representing Teranga Shares is (are) to be sent to or, in respect of partial deposits of Oromin Shares, certificates representing Oromin Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, then Block B on this Letter of Transmittal should be completed. If Block B is not completed, any certificate(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Oromin. Any certificate(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.     Partial Deposits

        If less than the total number of Oromin Shares evidenced by any certificate(s) submitted are to be deposited, fill in the number of Oromin Shares to be deposited in the appropriate space in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Oromin Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Oromin Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Oromin Shares by book-entry transfer.

8.     Substitute Form W-9 for U.S. Persons Only

        United States federal income tax law generally requires a U.S. Person who receives cash in exchange for Oromin Shares to provide the Depositary with its correct Taxpayer Identification Number ("TIN"), which, in the case of a U.S. Person who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding on the gross proceeds of any payment received from the Depositary. If withholding results in an overpayment of taxes, a refund may be obtained by timely filing a U.S. tax return.

        To prevent backup withholding, each U.S. Person must provide its correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. citizen or other U.S. person as defined on the attached Substitute Form W-9.

        Exempt holders (including, among others, all C corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

14

        If Oromin Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

        If a U.S. Person does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold a portion of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary.

        If a Shareholder has a U.S. address, but is not a U.S. Person, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

        A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING ON THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

        TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

9.     Miscellaneous

  (a)
  If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Oromin Shares, additional certificate numbers and number of Oromin Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Oromin Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be accepted and no fractional Oromin Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal, or a manually executed facsimile copy hereof, waive any right to receive any notice of the acceptance of Deposited Oromin Shares for payment, except as required by applicable Laws.

  (d)
  The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

  (e)
  Teranga will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Oromin Shares under the Offer.

  (f)
  Before completing this Letter of Transmittal, you are urged to read the accompanying Offer to Purchase and Circular.

15

  (g)
  All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Deposited Oromin Shares, including the propriety and effect of the execution of the Letter of Transmittal, will be determined by Teranga in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Teranga reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. Teranga reserves the absolute right to waive any defects or irregularities in the deposit of any Oromin Shares. There shall be no obligation on Teranga, the Depositary, or any other person to give notice of any defect or irregularity in acceptance and no liability shall be incurred or suffered by any of them to any person for failure to give such notice. Teranga's interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. Teranga reserves the right to permit the Offer to be accepted in a manner other than as set out in the Offer to Purchase and Circular.

  (h)
  Additional copies of the Offer to Purchase and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

  (i)
  Deposits of Oromin Shares will not be accepted from or on behalf of shareholders in any jurisdiction outside of Canada in which acceptance of the Offer would not be in compliance with the laws of that jurisdiction.

10.   Lost Certificates

        If a certificate representing Oromin Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to Oromin's registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Oromin Shares has been lost, stolen, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Oromin Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

11.   Assistance

        Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Oromin Shares with the Depositary may be directed to the Depositary and Information Agent. Their contact details are provided at the end of this document.

16

 FOR U.S. PERSONS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

        Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this Type of Account:			Give Name and Taxpayer Identification Number of
1.	Individual		The Individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)
4.	a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
	c.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Treasury Regulation section 1.671-4(b)(2)(i)(A))	The grantor
	d.	Grantor trust filing under Form 1041 Filing Method or Optional Form 1099 Filing Method 2 (see Treasury Regulation section 1.671-4(b)(2)(i)(B))	The trust
5.	Sole proprietorship or a disregarded entity owned by an individual		The owner(3)
6.	Disregarded entity not owned by an individual		The owner
7.	A valid trust, estate, or pension trust		The legal entity(4)
8.	Corporation (or LLC electing corporate status on Form 8832 or Form 2553)		The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization		The organization
10.	Partnership or multi-member LLC treated as a partnership		The partnership
11.	A broker or registered nominee		The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

        NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME LISTED, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

17

Obtaining a Number

        If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

        Note: Writing "Applied For" on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Substitute Form W-9, include your TIN, sign and date the form, and give it to the payer.

Payees Exempt from Backup Withholding

        Payees specifically exempted from backup withholding for this purpose include:

  (a)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2);

  (b)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

  (c)
  An international organization or any agency or instrumentality thereof;

  (d)
  A foreign government and any political subdivision, agency or instrumentality thereof;

  (e)
  A C corporation;

  (f)
  A financial institution;

  (g)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

  (h)
  A real estate investment trust;

  (i)
  A common trust fund operated by a bank under Section 584(a);

  (j)
  An entity registered at all times during the tax year under the Investment Company Act of 1940;

  (k)
  A futures commission merchant registered with the Commodity Futures Trading Commission; and

  (l)
  A foreign central bank of issue.

        Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to the payer. Certain penalties may also apply.

18

Penalties

(1)
Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S.$500 penalty.

(3)
Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

        FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

19

The Depositary and the Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-866-229-8651
E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY TERANGA GOLD CORPORATION TO PURCHASE ALL THE OUTSTANDING OROMIN SHARES.

NOTICE OF GUARANTEED DELIVERY

for Deposit of Oromin Shares and SRP Rights
OROMIN EXPLORATIONS LTD.

pursuant to the Offer dated June 19, 2013
made by

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON JULY 30, 2013 (THE "EXPIRY TIME"), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

(1)
YOUR CERTIFICATE(S) REPRESENTING YOUR OROMIN SHARES IS (ARE) NOT IMMEDIATELY AVAILABLE;

(2)
YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK-ENTRY TRANSFER OF YOUR OROMIN SHARES ON A TIMELY BASIS; OR

(3)
YOU ARE NOT ABLE TO DELIVER SUCH CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit common shares of Oromin Explorations Ltd. ("Oromin"), including any common shares of Oromin that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities (as defined in the Offer to Purchase and Circular), together with the associated rights (the "SRP Rights") issued under the shareholder rights plan of Oromin dated June 27, 2008 (collectively, the "Oromin Shares"), under the offer dated June 19, 2013 (the "Offer") made by Teranga Gold Corporation ("Teranga") to purchase, subject to the terms and conditions of the Offer, all of the issued and outstanding Oromin Shares, other than Oromin Shares owned, directly or indirectly, by Teranga and its affiliates, only if the certificate(s) representing the Oromin Shares to be deposited under the Offer is (are) not immediately available or if the holder of the Oromin Shares (the "Shareholder") is not able to deliver the certificate(s) and all other required documents to Kingsdale Shareholder Services Inc. (the "Depositary") at or prior to the Expiry Time at the office specified below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. The Offer to Purchase and accompanying Circular dated June 19, 2013 (the "Offer to Purchase and Circular") contain important information and Shareholders are urged to read the Offer to Purchase and Circular in its entirety. Capitalized or defined terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and Circular have the respective meanings ascribed thereto in the Offer to Purchase and Circular.

Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Oromin Shares with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

Shareholders whose Oromin Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Oromin Shares under the Offer.

 NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Teranga has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, a tender offer statement on Schedule 14D-1F and other documents and information, including the Offer to Purchase and Circular to Shareholders concerning the Offer.

The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Oromin Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. Teranga or its agents may, in their sole discretion, take such action as it or they may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, Teranga or its agents may elect not to complete such action in any given instance. Accordingly, Teranga cannot at this time assure holders of Oromin Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

Each Shareholder will be requested to complete Block F in the Letter of Transmittal to indicate whether the Shareholder is a person that is resident in the United States or acting for the account or benefit of a person in the United States (a "U.S. Shareholder"). In addition, each U.S. Shareholder will be requested to complete Block F-1 in the Letter of Transmittal identifying the U.S. state(s) in which the person making the decision to accept the Offer is resident. All Shareholders delivering this Notice of Guaranteed Delivery will also be required to complete Box 3 herein and all U.S. Shareholders delivering this Notice of Guaranteed Delivery will also be required, in addition to completing Box 3 herein, to complete Box 4 herein. Teranga and its agents reserves the right not to take up and pay for Oromin Shares deposited by a Shareholder that fails to complete Block F or, if applicable, Block F-1 in the Letter of Transmittal, whose response thereto is illegible or whose investment decisions are, or Teranga or its agents, acting in their sole discretion, reasonably believes are, made in a U.S. state in which (x) the making or acceptance of the Offer would not be in compliance with the laws of such state or (y) Teranga or its agents have elected not to complete such action in any given instance in such U.S. state.

2

 WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to accept the Offer and deposit Oromin Shares pursuant to the Offer and (i) the certificate(s) representing such Shareholder's Oromin Shares is (are) not immediately available; (ii) such Shareholder cannot deliver the certificate(s), the Letter of Transmittal and all other required documents to the Depositary by the Expiry Time; or (iii) such Shareholder cannot comply with the procedures for book-entry transfer on a timely basis, those Oromin Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  this Notice of Guaranteed Delivery (or a manually signed facsimile hereof) together with a guarantee to deliver by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery is properly completed and duly executed and is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

  (c)
  the certificate(s) representing the Deposited Oromin Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal, and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after the Expiry Date; and

  (d)
  in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) in accordance with the instructions set out in the Letter of Transmittal and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto Time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

An "Eligible Institution" means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

The undersigned understands and acknowledges that payment for Oromin Shares deposited and taken up by Teranga under the Offer will be made only after timely receipt by the Depositary of the certificate(s) representing the Oromin Shares and, if applicable, Rights Certificate(s), a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Oromin Shares and, if applicable, SRP Rights, with the signature(s) guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Toronto Time) on the third trading day on the TSX after the Expiry Time. The consideration for the Oromin Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Oromin Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the Deposited Oromin Shares to be delivered pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery", are not so delivered to the Depositary and, therefore, payment by the Depositary for such Oromin Shares is not made until after the take-up of, and payment for, the Oromin Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

3

TO:	TERANGA GOLD CORPORATION
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail:	By Registered Mail, Hand or Courier:	By Facsimile Transmission:
Kingsdale Shareholder Services Inc. P.O. Box 361 The Exchange Tower 130 King Street West, Suite 2950 Toronto, ON M5X 1E2 Attention: Corporate Actions	Kingsdale Shareholder Services Inc. 130 King Street West 29th Floor Toronto, ON M5X 1E2 Attention: Corporate Actions	1-866-545-5580

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY MAIL, HAND OR COURIER OR TRANSMITTED BY FACSIMILE TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) REPRESENTING OROMIN SHARES AND, IF APPLICABLE, SRP RIGHTS AND ALL OTHER REQUIRED DOCUMENTS TO AN ADDRESS OR TRANSMISSION BY FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING A GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING OROMIN SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR OROMIN SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

4

The undersigned hereby deposits with Teranga, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular and the Letter of Transmittal, receipt of each of which is hereby acknowledged, Oromin Shares listed below in Box 1, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery".

BOX 1
DESCRIPTION OF OROMIN SHARES DEPOSITED UNDER THE OFFER (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Oromin Shares Represented by Certificate(s)	Number of Oromin Shares Deposited*

TOTAL:

BOX 2

DESCRIPTION OF THE SRP RIGHTS DEPOSITED UNDER THE OFFER**
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
(To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of SRP Rights Represented by Certificate(s)	Number of SRP Rights Deposited**

TOTAL:

*
If you desire to deposit fewer than all Oromin Shares evidenced by any certificate(s) listed above, please indicate in this column the number of Oromin Shares you wish to deposit. Unless otherwise indicated, the total number of Oromin Shares evidenced by all certificates delivered will be deemed to have been deposited.

**
The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Oromin Shares: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Oromin, a deposit of Oromin Shares will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Oromin prior to the time Oromin Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Oromin Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit, the Shareholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, "Manner for Acceptance — Procedure for Guaranteed Delivery". Note that, in any case, a deposit of Oromin Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Deposited Oromin Shares by the Shareholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. Teranga reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Deposited Oromin Shares by the undersigned for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Oromin Shares deposited by the Shareholder.

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SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code / Zip Code

Daytime Telephone Number

GUARANTEE OF DELIVERY (Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Oromin Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form accompanying the Offer and Circular, or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or prior to 5:00 p.m. (Toronto Time) on the third trading day on the TSX after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Postal/Zip Code	Title

Area Code and Telephone Number	Date

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BOX 3
U.S. SHAREHOLDERS — DETERMINATION OF STATUS

A U.S. Shareholder is any person that is either (a) a resident in the United States or (b) acting for the account or benefit of a person in the United States.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The owner signatory hereto represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or
☐ The owner signatory hereto represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.
IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN PLEASE ALSO COMPLETE BOX 4 BELOW.

BOX 4
U.S. SHAREHOLDERS — STATE LAWS

If you are a U.S. Shareholder, you represent that the person making the investment decision to deposit Oromin Shares under the Offer is resident in the state or other jurisdiction listed above, unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Oromin Shares for each jurisdiction.

☐    The owner signing this Notice of Guaranteed Delivery represents that the person(s) making the investment decision to deposit Oromin Shares under the Offer is (are) resident in the following state(s) or other jurisdiction(s):

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The Depositary and the Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-866-229-8651
E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The following information is applicable to the Registrant.

Indemnification Provisions

(1)                                 Section 124B of the Canada Business Corporations Act provides, in part, as follows:

“Indemnification

124.                        (1)                                 A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

Advance of costs

(2)                                 A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

Limitation

(3)                                 A corporation may not indemnify an individual under subsection (1) unless the individual

(a)                                 acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Indemnification in derivative actions

(4)                                 A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses

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reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

Right to indemnity

(5)                                 Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

(a)                                 was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)                                 fulfils the conditions set out in subsection (3).

Insurance

(6)                                 A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a)                                 in the individual’s capacity as a director or officer of the corporation; or

(b)                                 in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

Application to court

(7)                                 A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

Notice to Director

(8)                                 An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

Other notice

(9)                                 On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.”

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(2)                                 Section 6 of By-Law No. 1 of the Registrant provides as follows:

“Section 6.2                              Indemnity.

The Corporation will indemnify to the fullest extent permitted by the Act (i) any director or officer of the Corporation, (ii) any former director or officer of the Corporation, (iii) any individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, and (iv) their respective heirs and legal representatives. The Corporation is authorized to execute agreements in favour of any of the foregoing persons evidencing the terms of the indemnity. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3                                    Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 against such liabilities and in such amounts as the directors may determine and as are permitted by the Act.

The Registrant has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. The Registrant’s directors and officers are covered by directors’ and officers’ liability insurance.”

(3)                                 Indemnification Agreements

The directors and officers of the Registrant (for purposes of this Section, each an “Indemnified Party”, and collectively, the “Indemnified Parties”) have entered into individual indemnity agreements with the Registrant (for purposes of this Section, the “Agreements”) that provide for indemnification in respect of certain liabilities or expenses which may be incurred as a result of acting as a director and/or officer of Registrant.

The Agreements provide a general indemnity, to the fullest extent permitted by law, from and against losses, including taxes, which the Indemnified Parties may suffer in respect of any action or proceeding to which an Indemnified Party is made a party by reason of being or having been a director and/or officer of the Registrant (for purposes of this Section, a “Claim”), including any amount paid to settle an action or satisfy a judgment, provided that (i) the Indemnified Party acted honestly and in good faith with a view to the best interests of the Registrant; and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that their conduct was lawful.  Costs incurred by an Indemnified Party in the successful defense of a Claim will also be indemnified.  The Agreements also provide for reimbursement of reasonable expenses incurred in carrying

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out the Indemnified Parties’ duties as directors and/or officers and indemnification against derivative claims and liabilities arising by operation of statute.  The Registrant may also advance up to $500,000 (or a greater amount if determined appropriate by the board of directors) upon the reasonable request of an Indemnified Party in respect of any costs, charges or expenses reasonably incurred by the Indemnified Party in defending or preparing for any Claim or other matter for which the Indemnified Party may be entitled to an indemnity or reimbursement under the Agreements.  The Registrant also provides the Indemnified Parties with directors’ and officers’ liability insurance pursuant to the Agreements.  The Agreements survive until 15 years after the respective Indemnified Party has ceased to act as a director and/or officer of the Registrant.

*                                         *                                         *

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the applicable provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Exhibits

The following exhibits have been filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Press Release, dated June 19, 2013

2.1

Lock-up Agreement, dated as of June 2, 2013, between the Registrant and IAMGOLD Corporation (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Schedule 13D filed by the Registrant with the SEC on June 3, 2013)

3.1	Management information circular of the Registrant, dated May 15, 2013, in respect of the annual general and special meeting of the shareholders of the Registrant to be held on June 26, 2013

3.2	Unaudited interim condensed consolidated financial statements of the Registrant, dated May 14, 2013, for the three months ended March 31, 2013

3.3	Management discussion and analysis of financial condition and results of operations of the Registrant, dated May 14, 2013, for the three months ended March 31, 2013

3.4	Annual information form of the Registrant, dated March 27, 2013, for the year ended December 31, 2012

3.5	Audited consolidated financial statements of the Registrant, dated February 20, 2013, for the year ended December 31, 2012, together with the notes thereto and the auditors’ report thereon

3.6	Management discussion and analysis of financial condition and results of operations of the Registrant, dated February 20, 2013, for the year ended December 31, 2012

5.1	Consent of Deloitte LLP

5.2	Consent of Stikeman Elliott LLP

5.3	Consent of Milbank, Tweed, Hadley & McCloy LLP

5.4	Consent of AMC Mining Consultants (Canada) Ltd.

5.5	Consent of Paul Chawrun

5.6	Consent of Julia Martin

5.7	Consent of Stephen Mlot

5.8	Consent of Alan Riles

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PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.                                                        Undertakings

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in said securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer.  Such information shall be set forth in amendments to this Form.

Item 2.                                                        Consent to Service of Process

(a)                                 At the time of filing of this Form F-80, the Registrant is filing with the SEC a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of this Registration Statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City Toronto, Province of Ontario, Canada, on the 19th day of June, 2013.

TERANGA GOLD CORPORATION

By:	/s/ Richard Young
Name: Richard Young
Title: President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard S. Young, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

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Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

/s/ Alan R. Hill	Executive Chairman	June 19, 2013
Alan R. Hill

/s/ Richard S. Young	President and Chief Executive Officer	June 19, 2013
Richard S. Young

Vice President and Chief Financial Officer
/s/ Navin Dyal	(Principal Financial and Accounting Officer)	June 19, 2013
Navin Dyal

/s/ Christopher R. Lattanzi	Director	June 19, 2013
Christopher R. Lattanzi

/s/ Oliver Lennox-King	Director	June 19, 2013
Oliver Lennox-King

/s/ Alan R. Thomas	Director	June 19, 2013
Alan R. Thomas

/s/ Frank Wheatley	Director	June 19, 2013
Frank Wheatley

/s/ Jeff Williams	Director	June 19, 2013
Jeff Williams

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AUTHORIZED REPRESENTATIVE

IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that he is the duly authorized United States representative of Teranga Gold Corporation and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of Delaware, on this 19th day of June 2013.

PUGLISI & ASSOCIATES
(Authorized U.S. Representative)

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director, Puglisi & Associates

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QuickLinks

NOTICE TO OROMIN SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
QUALIFIED PERSONS AND COMPETENT PERSONS STATEMENT
CURRENCY AND EXCHANGE RATES
ABBREVIATIONS
NON-IFRS FINANCIAL MEASURES
INFORMATION CONCERNING OROMIN
TABLE OF CONTENTS
SUMMARY TERM SHEET
SUMMARY
GLOSSARY
OFFER TO PURCHASE
CIRCULAR
APPROVAL AND CERTIFICATE OF TERANGA GOLD CORPORATION
APPENDIX A UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF TERANGA GOLD CORPORATION
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF TERANGA GOLD CORPORATION
TABLE OF CONTENTS
UNAUDITED PROFORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT MARCH 31, 2013 (In US$'000)
UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR ENDED DECEMBER 31, 2012 (in US$'000 except per share amounts)
UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS) FOR THE THREE MONTHS ENDED MARCH 31, 2013 (In US$'000 except per share amounts)
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
APPENDIX B COMPULSORY AND COMPELLED ACQUISITION PROVISIONS OF SECTION 300 OF THE BCBCA
LETTER OF TRANSMITTAL
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
INSTRUCTIONS
FOR U.S. PERSONS ONLY GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
NOTICE OF GUARANTEED DELIVERY
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY